As confidentially filed with the United States Securities and Exchange Commission on December 14, 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GW PHARMACEUTICALS PLC
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)

England and Wales (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Porton Down Science Park, Salisbury
Wiltshire, SP4 0JQ
United Kingdom
(44) 198 055-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036
(800) 927-9801
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Edward S. Best David S. Bakst Mayer Brown LLP 1675 Broadway New York, NY 10019 Telephone: (212) 506 2500 Facsimile: (212) 262 1910	Justin D. Gover, Managing Director
Adam D. George, Finance Director
GW Pharmaceuticals plc
Porton Down Science Park, Salisbury
Wiltshire, SP4 0JQ
United Kingdom
Telephone: (44) 198 055-7000
Facsimile: (44) 198 055-7111	Jonathan L. Kravetz Daniel T. Kajunski Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Telephone: (617) 542-6000 Facsimile: (617) 542-2241

          Approximate date of commencement of proposed sale to the public:

          As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary Shares, par value £0.001 per share(2)(3)	$	$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes ordinary shares that the underwriters may purchase solely to cover overallotments, if any.

(3)
American Depositary Shares issuable on deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (File No.: 333-        ). Each American depositary share will represent             ordinary shares.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                        , 2012

PROSPECTUS

American Depositary Shares

GW PHARMACEUTICALS PLC
(Incorporated in England and Wales)

Representing                     Ordinary Shares

        This is GW Pharmaceuticals plc's initial public offering in the United States. We are offering                        American Depositary Shares (each, an "ADS" and, collectively "ADSs"). Each ADS will represent                ordinary shares, par value £0.001 per share.

        We expect that the initial public offering price will be between $            and $            per ADS. Prior to the offering, there has been no public market for the ADSs. We have applied to list the ADSs on the Nasdaq Global Market under the symbol "                ."

        We are an "emerging growth company" as such term is used in the Jumpstart Our Business Startups Act of 2012.

        Investing in the ADSs involves a high degree of risk. See "Risk Factors" beginning on page 11 of this prospectus for certain factors you should consider before investing in the ADSs.

	Price To Public	Underwriting Discounts and Commissions	Proceeds to Us

Per ADS	$	$	$

Total	$	$	$

        The underwriters have an option to purchase up to                     additional ADSs from us at the public offering price, less the underwriting discounts and commissions payable by us, for 30 days after the date of this prospectus to cover overallotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        Delivery of the ADSs will be made against payment in New York, New York on or about                        , 2012.

Joint Book-Running Managers

LAZARD CAPITAL MARKETS	COWEN AND COMPANY

The date of this prospectus is                        , 2012.

        You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

        Until 25 days after the date of this prospectus, all dealers that buy, sell, or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Sativex®, the GW logo and other trademarks or service marks of GW Pharmaceuticals plc appearing in this prospectus are the property of GW Pharmaceuticals plc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners.

        In this prospectus, "GW Pharma," the "Group," the "company," "we," "us" and "our" refer to GW Pharmaceuticals plc and its consolidated subsidiaries, except where the context otherwise requires.

        All references in this prospectus to "$" are to U.S. dollars, all references to "£" are to pounds sterling and all references to "€" are to euros. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as at and for the year ended September 30, 2012 have been translated into U.S. dollars at the rate at September 28, 2012, the last business day of our year ended September 30, 2012, of £0.6199 to $1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

PROSPECTUS SUMMARY

        This summary highlights selected information about us and the ADSs that we are offering. It may not contain all of the information that may be important to you. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements, and the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from our proprietary cannabinoid product platform in a broad range of disease areas. In our 14 years of operations, we have established a world leading position in the development of plant-derived cannabinoid therapeutics through our proven drug discovery and development processes, our intellectual property portfolio and our regulatory and manufacturing expertise. We commercialized the world's first plant-derived cannabinoid prescription drug, Sativex, which is approved for the treatment of spasticity due to multiple sclerosis, or MS, in 18 countries outside the United States. We are also evaluating Sativex in a Phase 3 program for the treatment of cancer pain, and we anticipate that top-line results from two Phase 3 trials will be available in 2014, the first of which we expect to be available in mid-2014. This program is intended to support the submission of a New Drug Application, or NDA, for Sativex in cancer pain with the U.S. Food and Drug Administration, or FDA, and in other markets around the world. In addition to cancer pain, we believe that MS spasticity represents an attractive indication for Sativex in the United States and we intend to pursue an additional development program for this significant opportunity. We have a deep pipeline of additional cannabinoid product candidates, including two distinct compounds, GWP42004 and GWP42003, in Phase 2 clinical development for Type 2 diabetes and ulcerative colitis, respectively, and at least two additional programs expected to enter clinical trials in the next 12 months.

        Our lead product, Sativex, is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and cannabidiol, or CBD. We are evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care. This program represents the lead target indication for Sativex in the United States and is based on positive data from two Phase 2 trials of Sativex involving over 530 patients in this indication. According to our market research, approximately 37% of advanced cancer patients treated with opioids, or approximately 780,000 individuals in the United States, experience pain that is inadequately controlled by their current treatments, of which 41%, or 320,000 patients, suffer persistent pain. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications. We believe that Sativex has the potential to address a significant unmet need in this large market by treating patients with a product that employs a differentiated non-opioid mechanism of action, and offers the prospect of pain relief without increasing opioid-related adverse side effects. Our ongoing Phase 3 program consists of three clinical trials, the first two of which are expected to enroll 760 patients in total and are intended to form the basis of the NDA. These two Phase 3 trial protocols mirror our Phase 2b trial of Sativex with respect to patient population and treatment duration, and employ a primary efficacy endpoint that yielded statistically significant results in favor of Sativex in both Phase 2 trials. The costs of the Phase 3 program are fully funded by our U.S. collaboration partner, Otsuka Pharmaceutical Co. Ltd., or Otsuka.

        We recently initiated commercialization of Sativex for the treatment of MS spasticity in seven countries outside the United States. We have also received regulatory approval for Sativex for MS spasticity in 11 additional countries, and we anticipate commercial launches in the majority of these countries in the next 12 months. Four additional countries have recommended approval for Sativex in this indication and regulatory filings are under review in eight other countries. We believe that MS spasticity represents an attractive indication for the United States. We performed our MS spasticity pre-clinical and clinical program outside of the United States, and we anticipate that we will be required to conduct an additional development program prior to the submission of an NDA with the FDA for this indication. According to the World Health Organization, MS affects 1.3 million people worldwide, of which up to 80% suffer from spasticity, a symptom of MS characterized by muscle stiffness and uncontrollable spasms. There is no cure for spasticity, and it is widely recognized that currently available oral treatments afford only partial relief and have unpleasant side effects. Sativex offers the prospect of treating patients who have failed existing oral therapies and who might otherwise require invasive and costly alternative treatment options.

        In addition to Sativex, we are developing other cannabinoid product candidates, including GWP42004, which has completed a Phase 2a trial in Type 2 diabetes. In this trial, GWP42004 showed evidence of anti-diabetic effects, including the preservation of beta cell function and evidence across a number of endpoints suggesting an increase in insulin sensitivity. We plan to initiate a Phase 2 dose-ranging trial in 2013 of GWP42004 in this indication. In addition, we are developing GWP42003, a cannabinoid which has shown anti-inflammatory properties in pre-clinical studies. GWP42003 is currently in a Phase 2 trial for ulcerative colitis for which we expect data in 2013. We expect at least two additional cannabinoid programs to advance into clinical trials within the next 12 months.

        Our commercialized product and key ongoing development programs are shown in the table below:

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
Sativex	MS spasticity	Otsuka, Almirall, Novartis, Bayer and Neopharm	Approved in 18 countries	Additional submissions, approvals and launches
Sativex	Cancer pain	Otsuka, Almirall, Novartis, Bayer and Neopharm	Phase 3 program ongoing	Phase 3 data in 2014
GWP42004	Type 2 diabetes	We retain global rights	Phase 2a trial complete	Phase 2 dose ranging trial to commence in 2013
GWP42003	Ulcerative colitis	We retain global rights	Phase 2 trial ongoing	Phase 2 data in 2013
GWP42006	Epilepsy	Otsuka Collaboration*	Pre-clinical	Phase 1 to commence in 2013
Combination of GWP42002 and GWP42003	Glioma	Otsuka Collaboration*	Pre-clinical	Phase 1b/2a to commence in 2013
GWP42003	Schizophrenia	Otsuka Collaboration*	Pre-clinical	Phase 2a to commence in 2013

*
Currently funded under the terms of the Otsuka research collaboration agreement. See "Business—Intellectual Property and Technology Licenses" in this prospectus for more information.

Our Strategic Partnerships

        To support the development and commercialization of Sativex, we have entered into collaborations with the following major pharmaceutical companies: Otsuka in the United States; Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Novartis Pharma AG, or Novartis, in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer HealthCare AG, or Bayer, in the United Kingdom and Canada; and

Neopharm Group in Israel. These agreements provide our collaborators with the sole right to commercialize Sativex in exclusive territories for all indications. From our incorporation through September 30, 2012, these agreements have yielded cash of £67.2 million in upfront fees and milestone payments. In addition, we are entitled to receive up to an additional £201.0 million in potential payments upon the achievement of regulatory and commercial milestones. Upon commercialization, we are also entitled to receive revenue from the supply of products as well as royalties on product sales. In addition, under the terms of our agreement with Otsuka, all pre-clinical and clinical costs associated with the development of Sativex in the United States are fully funded by Otsuka.

        We also have a research collaboration agreement with Otsuka, under which we are researching novel cannabinoid candidates for disorders of the central nervous system, or CNS, and oncology. This agreement was originally signed in 2007 for a three-year period and was extended in 2010 until June 2013. Under this collaboration, Otsuka has the right until September 2013 to license selected product candidates, and if it exercises this right, it will pay us license fees, milestone payments, revenue from the supply of products and royalties. Detailed financial terms are required to be negotiated only when Otsuka exercises its right to license a particular product candidate. Global rights to product candidates not selected for license by Otsuka will be exclusively licensed back to us from Otsuka.

Our Strengths

        We believe that we offer the following key distinguishing characteristics:

  •
  Commercialized lead product and validated development and regulatory pathway.  We believe that the successful development and regulatory approval of Sativex in MS spasticity provides important validation of our proprietary cannabinoid product platform. On this basis, we believe we can expand the approved indications for Sativex and develop a portfolio of additional cannabinoid therapeutics.

  •
  Significant late stage opportunity in cancer pain, a large market.  We are currently evaluating Sativex in a Phase 3 program, which is fully funded by Otsuka, to support the submission of an NDA in the United States and regulatory applications across other parts of the world for the treatment of advanced cancer pain. Our Phase 3 program follows positive Phase 2 data from clinical trials of Sativex involving over 530 patients in this indication and employs several of the same key study features as our Phase 2 trials.

  •
  Additional late stage opportunity in the United States for MS spasticity.    Sativex is approved for MS spasticity in 18 countries outside the United States. We believe that MS spasticity represents an attractive indication for Sativex in the United States and we anticipate that we will be required to conduct an additional development program prior to the submission of a separate NDA with the FDA for this indication.

  •
  Opportunity for first-in-class treatments across a large number of therapeutic targets.  We are at the forefront of the commercialization of cannabinoid therapeutics using our proprietary product platform to identify, validate and develop innovative first-in-class therapeutics that are designed to meet significant unmet medical needs.

  •
  Collaborations with major global pharmaceutical companies.  We have entered into collaboration agreements for Sativex, including with Otsuka, Almirall, Novartis and Bayer. Separately, we have a research collaboration agreement with Otsuka under which Otsuka funds our pre-clinical research in the fields of CNS and oncology.

  •
  Strong competitive position in a highly specialized and regulated field.  We believe we are uniquely positioned to benefit from the significant potential within the field of cannabinoid therapeutics in which we have developed a successful track record and expertise, as well as an intellectual property portfolio, during our 14 years of operations.

  •
  In-house manufacturing capabilities and expertise in controlled substances.  We operate under Good Manufacturing Practice commercial manufacturing licenses in the United Kingdom, which give us the capability to supply our products to global markets. We have successfully exported cannabinoid commercial or research materials to 34 countries and have substantial expertise in relevant international and national regulations in relation to the research, distribution and commercialization of cannabinoid therapeutics.

  •
  Highly experienced management team and network of leading scientists.  Several members of our leadership team have been in place for over ten years. We have a fully integrated in-house research and development organization, regulatory capabilities and commercial manufacturing expertise. We closely collaborate with a broad network of leading scientists in the cannabinoid field, including 28 academic institutions in eight countries.

Our Proprietary Cannabinoid Product Platform

        The cannabis plant is the unique source of more than 70 structurally-related, plant-derived cannabinoids. Although one cannabinoid, THC, is known to cause psychoactive effects associated with the use of illicit herbal cannabis, none of the other cannabinoids are known to share this property. In recent decades, there have been major scientific advances that have led to the discovery of new plant-derived cannabinoids and a cannabinoid receptor system in the human body, or endocannabinoid system. We are at the forefront of this new area of science, and we believe that our proprietary cannabinoid product platform uniquely positions us to discover and develop cannabinoids as new therapeutics. We are currently evaluating the potential for cannabinoids in the treatment of Type 2 diabetes, ulcerative colitis, CNS disorders, including epilepsy and schizophrenia, cancer and neurodegenerative disease. Both the White House Office of National Drug Control Policy and the U.S. Senate Caucus on International Narcotics Control have publicly expressed support for the development of cannabis-based therapeutics through the FDA approval pathway, referencing Sativex as an example of such a product.

        Our proprietary cannabinoid product platform consists of our:

  •
  continually evolving library of internally generated novel cannabis plant types that produce selected cannabinoids, or chemotypes. We reproduce the selected chemotypes solely through propagation of plant cuttings, or clones, in order to ensure that all subsequent plant material is genetically uniform. The cultivation process lasts 11 weeks from plant cutting to harvest;

  •
  in-house extraction, processing methodologies and analytical techniques, which yield well-characterized and standardized chemotype extracts;

  •
  discovery of novel cannabinoid pharmacology through conducting in vitro and in vivo pharmacologic evaluation studies in validated disease models to determine the most promising potential therapeutic areas for each extract;

  •
  in-house formulation and manufacturing capabilities;

  •
  global in-house development and regulatory expertise; and

  •
  intellectual property portfolio, which includes multiple patent families with issued and/or pending claims directed to plants, plant extracts, extraction technology, pharmaceutical formulations, drug delivery and the therapeutic uses of cannabinoids, as well as plant variety rights, know-how and trade secrets. The patents and pending patent applications directed to Sativex in the United States, if issued, would expire on various dates between 2021 and 2026, excluding possible patent extensions.

        We believe that our focus on the development of therapeutics from plant-derived cannabinoids offers the following important advantages:

  •
  Our plant extract formulations may contain one or more principal cannabinoids offering a multi-target profile designed to address many of the causative factors of complex diseases.

  •
  Our approach is optimally suited to targeting the endocannabinoid system, the complexities of which make the "single-target" approach to development of cannabinoid therapeutics more challenging.

  •
  Our platform enables us to evaluate the therapeutic potential of products containing single cannabinoids as well as combinations of cannabinoids, as demonstrated by Sativex, while remaining defined as a single new medicinal entity by regulatory authorities.

  •
  The chemical complexity of our plant-based formulations may offer superior therapeutic promise compared with the corresponding pure cannabinoids and provide additional hurdles for potential generic competitors.

        We believe that the successful development and regulatory approval of Sativex for MS spasticity provide important validation of our proprietary cannabinoid product platform.

Our Business Strategy

        Our goal is to capitalize on our leading position in the field of cannabinoid therapeutics by pursuing the following strategies:

  •
  Secure regulatory approval of Sativex for advanced cancer pain in the United States and around the world. We expect Phase 3 data to be available in 2014 following which we expect to submit an NDA with the FDA and regulatory applications across other parts of the world for Sativex in cancer pain.

  •
  Achieve global commercialization of Sativex for MS spasticity.  Sativex has been approved in 18 countries for MS spasticity and we intend to seek and obtain approval for Sativex in this indication in additional countries throughout the world, and to conduct an additional development program necessary for submission of a separate NDA with the FDA.

  •
  Advance additional product candidates in our pipeline towards commercialization.  We have a deep product pipeline that includes two other cannabinoid product candidates in Phase 2 trials for the treatment of Type 2 diabetes and ulcerative colitis, and at least two pre-clinical programs that are expected to enter the clinic in the next 12 months.

  •
  Leverage our proprietary cannabinoid product platform to discover, develop and commercialize additional novel first-in-class cannabinoid products. We believe our established platform, including our in-house development expertise, allows us to achieve candidate selection and proof of concept in an efficient manner.

  •
  Continue to selectively enter into new collaboration agreements for certain programs and retain full control and/or co-promotion opportunities for other programs. We plan to seek future collaboration agreements for certain programs, while retaining commercial interests in other selected product opportunities where the development and commercialization activities are appropriate for our size and financial resources.

  •
  Further strengthen our competitive position.  We will continue to develop our extensive international network of the most prominent scientists in the cannabinoid field and secure additional intellectual property rights.

Risk Factors

        Our business is subject to numerous risks that could prevent us from successfully implementing our business strategy. These and other risks are discussed more fully in "Risk Factors" immediately following this prospectus summary and include the following:

  •
  We are substantially dependent on the commercial success of our only product, Sativex, which is currently being commercialized for MS spasticity outside the United States.

  •
  In addition to Sativex for MS spasticity, we are also dependent on the success of our product candidates, including Sativex for cancer pain, which may never receive regulatory approval or be successfully commercialized.

  •
  If we experience disruptions in or problems with any phase of our manufacturing process and/or fail to comply with manufacturing regulations or maintain licenses relating to the cultivation, possession and supply of controlled substances, our business, results of operations and financial conditions could be materially and adversely affected.

  •
  Sativex and our other product candidates contain controlled substances, the use of which may generate public controversy around our business which could negatively impact the commercial success of any of our approved products or the future development of our product candidates.

  •
  We may not be able to maintain and protect our proprietary technology and assets and third parties may assert that we infringe their patents and proprietary rights, which could impair our proprietary cannabinoid product platform and commercial opportunities.

  •
  We depend substantially on the commercial expertise of our collaboration partners, and rely on Otsuka's funding of the clinical program for Sativex in cancer pain.

  •
  We have significant and increasing liquidity needs and may require additional funding.

Corporate Information

        Our registered and principal executive offices are located at Porton Down Science Park, Salisbury, Wiltshire, SP4 0JQ, United Kingdom, our general telephone number is (44) 198 055-7000 and our internet address is http://www.gwpharm.com. Our website and the information contained on or accessible through our website are not part of this prospectus. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Since June 28, 2001, our ordinary shares have been listed on the Alternative Investment Market, or AIM, which is a sub-market of the London Stock Exchange. See "Price Range of Our Ordinary Shares" in this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue for our year ending September 30, 2012, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies in the United States. Among these provisions is an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the Company's internal control over financial reporting. We have elected to rely on this exemption and will not provide such an attestation from our auditors. We have elected to opt out of all other provisions of the JOBS Act. This decision to opt out under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

THE OFFERING

Issuer	GW Pharmaceuticals plc
ADSs offered by us	ADSs
Price per ADS	We currently estimate that the initial public offering price will be between $ and $ per ADS.
Overallotment option	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional ADSs from us to cover overallotments, if any.
ADSs to be outstanding immediately after this offering	ADSs
Ordinary to be shares outstanding immediately after this offering	ordinary shares
The ADSs	Each ADS represents ordinary shares.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may cancel your ADSs and withdraw the underlying ordinary shares. The depositary will charge you fees for, among other acts, any cancellation. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read "Description of American Depositary Shares" in this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.
Proposed Nasdaq Global Market symbol	" "
Shareholder approval of offering

Under English law, certain steps necessary for the consummation of this offering require the approval of holders of 75% of our ordinary shares voting at a general meeting of shareholders. We will receive all such required approvals from our shareholders prior to the completion of this offering.

Lockup agreements

We expect to enter into an agreement with the underwriters, subject to certain exceptions, not to sell or dispose of any ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of these securities until 180 days after the date of this prospectus. Our directors, including our officers, have agreed to similar lockup restrictions for a period of 180 days. See "Underwriting" in this prospectus.

Use of proceeds

We expect to receive total estimated net proceeds from this offering of approximately $            million, after deducting estimated underwriting discounts and commissions and offering expenses. We intend to use the net proceeds of this offering to: (i) fund new clinical trials of multiple product candidates, (ii) expand our Sativex manufacturing capabilities, (iii) discover and develop new product candidates from our proprietary product platform and (iv) fund research and development activities, working capital and other general corporate purposes, including costs and expenses of being a U.S. public company. See "Use of Proceeds" in this prospectus.

Risk Factors	You should carefully read the information set forth under "Risk Factors" beginning on page 11 of this prospectus and the other information set forth in this prospectus before investing in the ADSs.

        Unless otherwise indicated, all information in this prospectus, including information relating to the number of ordinary shares to be outstanding immediately after the completion of this offering:

  •
  excludes 3,776,960 ordinary shares issuable upon the exercise of warrants outstanding as at September 30, 2012;

  •
  excludes 11,054,144 ordinary shares, issuable upon exercise of outstanding options under our equity compensation plans, as at September 30, 2012;

  •
  excludes 612,456 ordinary shares, issuable upon exercise of outstanding options granted to non-executive directors and consultants, other than under our equity compensation plans, as at September 30, 2012;

  •
  excludes 15,000,000 ordinary shares potentially issuable pursuant to future awards under our Long-Term Incentive Plan; and

  •
  assumes no exercise by the underwriters of their option to purchase up to            additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table summarizes our consolidated financial data as at the dates and for the periods indicated. The consolidated financial data as at September 30, 2012 and 2011 and for the years ended September 30, 2012, 2011 and 2010 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and included elsewhere in this prospectus. The consolidated financial data as at September 30, 2010 has been derived, after certain reclassifications to conform to the current presentation, from our consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the European Union, or IFRS-EU, and which are not included elsewhere in this prospectus. These consolidated financial statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). There are no differences applicable to us between IFRS as issued by the IASB and IFRS-EU for any of the periods presented herein.

        Our consolidated financial statements are prepared and presented in pounds sterling, our presentation currency. Solely for the convenience of the reader our consolidated financial statements as at and for the year ended September 30, 2012 have been translated into U.S. dollars at $1.00 = £0.6199 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on September 28, 2012, the last business day of our year ended September 30, 2012. Such convenience translation should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.

        Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	Year Ended September 30,
	2012	2012	2011	2010
	$	£	£	£
	(in thousands, except per share data)
Income Statement Data:
Revenue	53,428	33,120	29,627	30,676
Cost of sales	(1,353)	(839)	(1,347)	(752)
Research and development expenditure	(44,488)	(27,578)	(22,714)	(22,145)
Management and administrative expenses	(5,904)	(3,660)	(3,298)	(3,267)

Operating profit	1,683	1,043	2,268	4,512
Interest expense	(2)	(1)	(3)	(8)
Interest income	323	200	263	100

Profit before tax	2,004	1,242	2,528	4,604
Tax	2,013	1,248	221	37

Profit for the year	4,017	2,490	2,749	4,641

Earnings per share
Basic	0.03	0.02	0.02	0.04
Diluted	0.03	0.02	0.02	0.04
Weighted average number of shares
Basic	133.0	133.0	131.7	129.7
Diluted	137.5	137.5	135.7	133.2

	As at September 30,
	2012	2012	2011	2010
	$	£	£	£
	(in thousands)
Balance Sheet Data:
Non-current assets	12,328	7,642	7,078	6,776
Current assets
Inventories	5,706	3,537	1,424	780
Trade receivables and other current assets	2,562	1,588	2,281	1,217
Cash and cash equivalents	47,322	29,335	28,319	25,219
Total current assets	56,912	35,280	32,024	27,216
Total assets	69,240	42,922	39,102	33,992
Current liabilities
Trade and other payables	(14,702)	(9,114)	(6,562)	(4,554)
Deferred revenue	(3,951)	(2,449)	(3,459)	(5,120)
Non-current liabilities
Deferred revenue	(16,337)	(10,127)	(11,422)	(11,599)
Net assets/Total equity	34,251	21,232	17,652	12,673

	Year Ended September 30,
	2012	2012	2011	2010
	$	£	£	£
	(in thousands)
Cash Flow Data:
Net cash inflow from operating activities	2,905	1,801	2,361	4,324
Net cash outflow from investing activities	(1,710)	(1,060)	(647)	(334)
Net cash inflow from financing activities	118	73	1,393	620

RISK FACTORS

        Investing in the ADSs involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements, before making an investment decision regarding our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of the ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in the ADSs.

Risks Related to Our Business

We are substantially dependent on the success of our only commercial product Sativex.

        Our future success will depend heavily on the continued successful commercialization of Sativex, which is now in the early stages of its commercial life. Although Sativex is currently approved in 18 countries outside of the United States for spasticity due to multiple sclerosis, or MS, and is sold in seven of those countries, it may never be successfully commercialized in all of these jurisdictions. Sativex's commercial success depends on a number of factors beyond our control, including the willingness of physicians to prescribe Sativex to patients, payers' willingness and ability to pay for the drug, the level of pricing achieved, patients' response to Sativex and the ability of our marketing partners to generate sales. Accordingly, we cannot assure you that we will succeed in generating revenue growth through the commercialization of Sativex for MS spasticity. If we are not successful in the continued commercialization of Sativex, our business, results of operations and financial condition will be materially harmed.

We are dependent on the success of our product candidates, including Sativex for cancer pain, none of which may receive regulatory approval or be successfully commercialized.

        Our success will depend on our ability to successfully commercialize our product pipeline, including commercialization of Sativex for cancer pain, currently in Phase 3 trials, and our other cannabinoid product candidates for Type 2 diabetes, ulcerative colitis, cancer, epilepsy and schizophrenia. We are evaluating Sativex in Phase 3 trials for the treatment of cancer pain in the United States and it may never receive U.S. regulatory approval. There is no assurance that we will undertake a development program for Sativex for MS spasticity in the United States, and in the event we do, we may not receive regulatory approval. Even if Phase 3 trials show positive results, there can be no assurance that the U.S. Food and Drug Administration, or FDA, will approve Sativex for any given indication for several potential reasons, including lack of acceptability of clinical endpoints, poor Good Clinical Practice, or GCP, compliance, negative assessment of risk:benefit, risk of abuse or diversion, insufficient product quality control and standardization, inadequate manufacturing facilities, and reliability and functionality of the dose counter.

        Our ability to successfully commercialize Sativex and our other product candidates will depend on, among other things, our ability to:

  •
  successfully complete pre-clinical and clinical trials;

  •
  receive regulatory approvals from the FDA and similar foreign regulatory authorities;

  •
  produce, through a validated process, in manufacturing facilities inspected and approved by regulatory authorities, including the FDA, sufficiently large quantities of Sativex, the related Botanical Drug Substances, or BDSs, and our product candidates to permit successful commercialization;

  •
  establish collaborations with third parties for the commercialization of our product candidates, or otherwise build and maintain strong sales, distribution and marketing capabilities sufficient to launch commercial sales of our product candidates;

  •
  obtain reimbursement from payers such as government health care systems and insurance companies, as well as achieve commercially attractive levels of pricing;

  •
  secure acceptance of Sativex and our product candidates from physicians, health care payers, patients and the medical community;

  •
  create positive publicity surrounding Sativex and our other product candidates;

  •
  manage our spending as costs and expenses increase due to clinical trials and commercialization; and

  •
  obtain and enforce sufficient intellectual property for Sativex and our other product candidates.

        Our failure with respect to any of the factors above could have a material adverse effect on our business, results of operations and financial condition.

Our product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit our ability to generate revenue from new products.

        Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians and patients. Although Sativex is already known in certain markets for the treatment of MS spasticity, we cannot assure you that it or our other planned products will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. The market acceptance of any product depends on a number of factors, including the indication statement and warnings approved by regulatory authorities in the product label, continued demonstration of efficacy and safety in commercial use, physicians' willingness to prescribe the product, reimbursement from third-party payers such as government health care systems and insurance companies, the price of the product, the nature of any post-approval risk management plans mandated by regulatory authorities, competition, and marketing and distribution support. Any factors preventing or limiting the market acceptance of our products could have a material adverse effect on our business, results of operations and financial condition.

Product shipment delays could have a material adverse effect on our business, results of operations and financial condition.

        The shipment, import and export of Sativex and our product candidates require import and export licenses. In the United States, the Drug Enforcement Administration, or DEA, and in the United Kingdom, the Home Office, and in other countries, similar regulatory authorities regulate the import and export of pharmaceutical products that contain controlled substances, including Sativex and our other product candidates. Specifically, the import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. We may not be granted, or if granted, maintain, such licenses from the authorities in certain countries. Even if we obtain the relevant licenses, shipments of Sativex and our product candidates may be held up in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in a partial or total loss of revenue from one or more shipment of Sativex or our other product candidates. A partial or total loss of revenue from one or more shipment of Sativex or our other product candidates could have a material adverse effect on our business, results of operations and financial condition.

If we fail to obtain and sustain an adequate level of reimbursement for our products by third-party payers, sales would be adversely affected.

        The course of medical treatment for patients is and will continue to be expensive. We expect that most patients and their families will not be capable of paying for our products themselves. There will be no commercially viable market for Sativex or our other product candidates without reimbursement from third-party payers. Additionally, even if there is a commercially viable market, if the level of third-

party reimbursement is below our expectations, our revenue and gross margins will be adversely affected.

        Third-party payers, such as government programs, including Medicare, or private health care insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for medical products and services, and many third-party payers limit coverage of or reimbursement for newly approved health care products. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. A current trend in the U.S. health care industry as well as in other countries around the world is toward cost containment. Large public and private payers, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. In particular, third-party payers may limit the covered indications. Cost-control initiatives could decrease the price we might establish for any product, which could result in product revenue being lower than anticipated. If the price for Sativex or any future approved products decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels, our revenue and prospects for profitability will suffer. Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. In many countries, products cannot be commercially launched until reimbursement is approved and the negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions, thereby adversely affecting our sales.

Problems in our manufacturing process, failure to comply with manufacturing regulations or unexpected increases in our manufacturing costs could harm our business, results of operations and financial condition.

        We are responsible for the manufacture and supply of Sativex to our collaboration partners and for use in clinical trials. The manufacturing of Sativex necessitates compliance with international Good Manufacturing Practice, or GMP, and other international regulatory requirements. Our ability to successfully manufacture Sativex involves cultivation of botanical raw material from specific cannabinoid plants under highly controlled and standardized conditions, extraction and purification processes, manufacture of finished products and labeling and packaging, which includes product information, tamper evidence and anti-counterfeit features. In addition, we must ensure therapeutic consistency among our batches, including clinical batches and, if approved, marketing batches. Demonstrating such consistency may require typical manufacturing controls as well as clinical data. We must also ensure that our batches conform to complex release specifications. For each step in the manufacturing process, we are currently reliant on single manufacturing facilities and no back-up facilities are yet in place. Because Sativex is a complex mixture manufactured from plant materials, and because the release specifications may not be identical in all countries, certain batches may fail release testing and not be able to be commercialized. If we are unable to manufacture Sativex or other product candidates in accordance with regulatory specifications, or if there are disruptions in our manufacturing process due to damage, loss or otherwise, or failure to pass regulatory inspections of our manufacturing facilities, we may not be able to meet the current demand for Sativex or supply sufficient product for use in clinical trials, and this may also harm our ability to commercialize Sativex and our product candidates on a timely or cost-competitive basis, if at all. In addition, we are in the process of expanding and upgrading parts of our manufacturing facilities in order to meet future demand and FDA requirements, a program which requires significant time and resources. We also expect to expand and upgrade other parts of our manufacturing facilities in the future. These activities may lead to delays, interruptions to supply, or may prove to be more costly than anticipated. Any problems in our manufacturing process could have a material adverse effect on our business, results of operations and financial condition.

        In addition, under the Sativex license agreements, we generate revenue from the supply of commercial product to our partners at a fixed percentage of partners' net sales, and hence any increases in our manufacturing costs will adversely effect our margins and our financial condition.

        In addition, before we can begin commercial manufacture of Sativex for sale in the United States, we must obtain FDA regulatory approval for the product, which requires a successful FDA inspection of our manufacturing facilities, processes and quality systems in addition to other product-related approvals. Further, pharmaceutical manufacturing facilities are continuously subject to inspection by the FDA and foreign regulatory authorities, before and after product approval. Due to the complexity of the processes used to manufacture Sativex and our product candidates, we may be unable to initially or continue to pass federal, state or international regulatory inspections in a cost effective manner. If we are unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, results of operations and financial condition.

Product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties may adversely affect our operating results and financial condition.

        Sativex and our product candidates are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict company and government standards for the manufacture of our products, subjects us to production risks. For example, during the manufacturing process, defects in components, equipment or infrastructure may generate production delays or interruption. While product batches released for use in clinical trials or for commercialization undergo sample testing, some defects may only be identified following product release. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. Most of our products must be stored and transported at temperatures within a certain range, which is known as "strict cold chain" storage and transportation. If these environmental conditions deviate, our products' remaining shelf-lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. The occurrence or suspected occurrence of production and distribution difficulties can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product launches.

Sativex and our product candidates contain controlled substances, the use of which may generate public controversy.

        Since Sativex and our product candidates contain controlled substances, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, Sativex and our product candidates. These pressures could also limit or restrict the introduction and marketing of Sativex and our product candidates. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable by Sativex and our product candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed.

Business interruptions could delay us in the process of developing our product candidates and could disrupt our product sales.

        Loss of our manufacturing facilities, stored inventory or laboratory facilities through fire or other causes, or loss of our botanical raw material due to pathogenic infection or other causes, could have an adverse effect on our ability to meet demand for Sativex, to continue product development activities and to conduct our business. Failure to supply our partners with commercial product may lead to adverse consequences, including the right of partners to take over responsibility for product supply. We currently have insurance coverage to compensate us for such business interruptions; however, such coverage may prove insufficient to fully compensate us for the damage to our business resulting from any significant property or casualty loss to our inventory or facilities.

We have significant and increasing liquidity needs and may require additional funding.

        Our operations have consumed substantial amounts of cash since inception. Excluding receipts from milestone fees, our cash flow used for operating activities for the years ended September 30, 2012 and September 30, 2011 was approximately £8.0 million and £3.0 million, respectively. We expect our operating and management and administrative expenses and cash used for operations to continue to be significant and to increase substantially in connection with our planned research, development and continued product commercialization efforts and as we transition to a U.S. public company. We may need to raise additional capital following this offering to fund our operations and continue to conduct clinical trials to support potential regulatory approval of marketing applications.

        The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

  •
  the timing of FDA approval, if any, and approvals in international markets of Sativex and our other product candidates, if at all;

  •
  the timing and amount of revenue from sales of Sativex, or revenue from grants or other sources;

  •
  the rate of progress and cost of our clinical trials and other product development programs;

  •
  costs of establishing or outsourcing sales, marketing and distribution capabilities;

  •
  costs and timing of completion of expanded in-house manufacturing facilities as well as any outsourced commercial manufacturing supply arrangements for Sativex and our product candidates;

  •
  costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our product candidates;

  •
  costs of operating as a U.S. public company;

  •
  the effect of competing technological and market developments;

  •
  the continuation of our existing collaboration agreements, including those with Otsuka Pharmaceutical Co. Ltd., or Otsuka;

  •
  personnel, facilities and equipment requirements; and

  •
  the terms and timing of any additional collaborative, licensing, co-promotion or other arrangements that we may establish.

        While we expect to fund our future capital requirements from cash flow from operations, including milestone and other payments from our partners and the proceeds from this offering, we cannot assure you that any of these funding sources will be available to us on favorable terms, or at all.

The presence or absence of one or more new large orders in a specific quarter, our ability to process orders or the cancellation of previous orders may cause our results of operations to fluctuate significantly on a quarterly basis.

        We supply products to our commercial partners in response to their monthly purchase order schedules. Historically, the size of each purchase order has fluctuated. As a result, the presence or absence in a specific quarter of one or more new large orders or delays in our ability to process large orders or the cancellation of previous orders may cause our results of operations to fluctuate on a quarterly basis. These fluctuations may be significant from one quarter to the next. Any demands that require us to quickly increase production may create difficulties for us. In addition, our limited commercial history and the characteristic of our orders in any quarterly period make it very difficult to accurately predict or forecast our future operating results.

We are exposed to risks related to currency exchange rates.

        We conduct a significant portion of our operations outside the United Kingdom. Because our financial statements are presented in pounds sterling, changes in currency exchange rates have had and could have a significant effect on our operating results. Exchange rate fluctuations between local currencies and the pound sterling create risk in several ways, including the following: weakening of the pound sterling may increase the pound sterling cost of overseas research and development expenses and the cost of sourced product components outside the United Kingdom; strengthening of the pound sterling may decrease the value of our revenues denominated in other currencies; the exchange rates on non-sterling transactions and cash deposits can distort our financial results; and commercial Sativex pricing and profit margins are affected by currency fluctuations.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit the commercialization of Sativex and our product candidates.

        We face potential product liability exposure related to the testing of our product candidates in human clinical trials, and we currently face exposure to claims in jurisdictions where we market and distribute Sativex. We may face exposure to claims by an even greater number of persons if we begin marketing and distributing our products commercially in the United States and elsewhere, including those relating to misuse of Sativex. Now, and in the future, an individual may bring a liability claim against us alleging that Sativex or one of our product candidates caused an injury. While we continue to take what we believe are appropriate precautions, we may be unable to avoid significant liability if any product liability lawsuit is brought against us. Although we have purchased insurance to cover product liability lawsuits, if we cannot successfully defend ourselves against product liability claims, or if such insurance coverage is inadequate, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for Sativex and our other product candidates, if such product candidates are approved;

  •
  injury to our reputation;

  •
  withdrawal of clinical trial participants;

  •
  costs of related litigation;

  •
  substantial monetary awards to patients and others;

  •
  increased cost of liability insurance;

  •
  loss of revenue; and

  •
  the inability to successfully commercialize our products.

We depend upon our key personnel and our ability to attract and retain employees.

        Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. The loss of the services of any member of our senior management, or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

We expect to face intense competition, often from companies with greater resources and experience than we have.

        The pharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. Some of these competitors and potential competitors have more experience than we have in the development of pharmaceutical products, including validation procedures and regulatory matters. In addition, Sativex competes with, and our other therapeutics, if successfully developed, will compete with, product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or our collaboration partners have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

If we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

        As a U.K. resident trading entity, we are subject to U.K. corporate taxation. At September 30, 2012, we had cumulative carry forward tax losses of £40.9 million. These are available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime, whereby we are able to surrender losses that arise from research and development activity for a cash rebate that equals 24.8% of the eligible research and development expenditure. We also expect to benefit in the future from the new "patent box" initiative, which is due to come into effect in the United Kingdom in April 2013. This initiative allows profits attributable to revenue from patented products to be taxed at a lower rate than other revenues that over time will be reduced to 10%. When taken in combination with the enhanced relief available on our research and development expenditure, we expect that this will result in a long-term low rate of corporation tax. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or "patent box" initiative, or we are unable to qualify for such advantageous tax legislation, our business, results of operations and financial condition may be adversely affected.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

        Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

        We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

        However, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Failure of our information technology systems could significantly disrupt the operation of our business.

        Our ability to execute our business plan and to comply with regulators requirements with respect to data control and data integrity, depends, in part, on the continued and uninterrupted performance of our information technology systems, or IT systems. These systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures or problems arising during the upgrade of any of our IT systems that interrupt our ability to generate and maintain data, and in particular to operate our proprietary technology platform, could adversely affect our ability to operate our business.

We may acquire other companies which could divert our management's attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.

        We may in the future seek to acquire businesses, products or technologies that we believe could complement or expand our product offerings, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

  •
  incurrence of acquisition-related costs;

  •
  diversion of management's attention from other business concerns;

  •
  unanticipated costs or liabilities associated with the acquisition;

  •
  harm to our existing business relationships with collaboration partners as a result of the acquisition;

  •
  harm to our brand and reputation;

  •
  the potential loss of key employees;

  •
  use of resources that are needed in other parts of our business; and

  •
  use of substantial portions of our available cash to consummate the acquisition.

        In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results arising from the impairment assessment process. Acquisitions may also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition may be adversely affected.

Risks Related to Our Reliance Upon Third Parties

We depend substantially on the commercial expertise of our collaboration partners.

        We do not have a sales and marketing operation and rely on the expertise and commercial skills of our collaboration partners to sell Sativex. We have entered into agreements for the commercialization of Sativex with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico; Otsuka in the United States; Novartis Pharma AG in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer HealthCare AG in the United Kingdom and Canada; and Neopharm Group in Israel. Our ability to successfully market and sell Sativex in each of these markets depends entirely on the expertise and commercial skills of our collaboration partners. Our partners have the right, under certain circumstances, to terminate their agreements with us, including three of our partners that have the right to terminate their agreements with us without cause. A failure by our partners to successfully market Sativex, or the termination of agreements with our partners, will have a material adverse effect on our business, results of operations and financial condition.

We rely heavily on Otsuka for funding of our research and development programs and overhead, and Otsuka is a joint owner of the intellectual property resulting from our collaboration.

        We rely heavily on our relationship with Otsuka for the funding of our research and development programs and for overhead expenses. Under the terms of our agreement with Otsuka with respect to Sativex in the United States, Otsuka funds all pre-clinical and clinical trials for the development of Sativex in the treatment of cancer pain. If Otsuka were to terminate this agreement, we would be required to find alternative funding for our clinical program for the development of Sativex in the treatment of cancer pain or face substantial delays in, or possible termination of, that program. In addition, we receive funds from Otsuka as part of a separate global research collaboration for research of cannabinoids in central nervous system, or CNS, and oncology. The term of our research collaboration agreement with Otsuka is currently scheduled to end in June 2013; however, Otsuka has the right to terminate this agreement without cause at any time. If this collaboration is terminated or not renewed or Otsuka decides not to license any product candidates from us under this collaboration, we may need to increase in our GW-funded research and development expenditure and discontinue certain research programs.

        In addition, the research collaboration agreement provides that all intellectual property rights (including both patents and non-manufacturing related know-how) that is conceived by either Otsuka or us during the course of the collaboration is to be jointly owned by Otsuka and us. To date, we have 11 patent families with 219 jointly owned patent applications relating to our collaboration with Otsuka, including those directed to the use of Sativex in the CNS and/or oncology field or that are otherwise relevant to Sativex, and we anticipate filing additional such patent applications in the future. Because Otsuka exercises some control over this jointly owned intellectual property, we may need to seek Otsuka's consent to pursue, use, license and/or enforce some of this collaboration intellectual property in the future. In addition, pursuant to the collaboration, we agreed not to develop or commercialize any competing product either inside or outside the research field during the research term. Accordingly, we may be prevented from pursuing opportunities that we might otherwise wish to pursue absent the collaboration. An unexpected deterioration in our relationship with Otsuka would have a material adverse effect on our business, reputation, results of operations and financial condition.

Our existing collaboration arrangements and any that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize Sativex and our product candidates.

        We are a party to, and may seek additional, collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our current and potential product candidates, including for the commercialization of Sativex. We may enter into new arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish, implement and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements. The terms of any collaboration or other arrangements that we may establish may not be favorable to us.

        Any existing or future collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.

        Disagreements between parties to a collaboration arrangement regarding development, intellectual property, regulatory or commercialization matters, can lead to delays in the development process or commercialization of the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.

        Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

We depend on a limited number of suppliers for materials and components required to manufacture Sativex and our other product candidates. The loss of these suppliers, or their failure to supply us on a timely basis, could cause delays in our current and future capacity and adversely affect our business.

        We depend on a limited number of suppliers for the materials and components required to manufacture Sativex and our other product candidates. For example, we rely on single-source suppliers to supply various components of Sativex, including the glass vial, pump actuator and dose counter. In addition, we rely on a single contractor for commercial supply of botanical raw material. As a result, we may not be able to obtain sufficient quantities of critical materials and components in the future. A delay or interruption by our suppliers may also harm our business, results of operations and financial condition. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our dependence on single-source suppliers exposes us to numerous risks, including the following: our suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms; we may be unable to locate a suitable replacement supplier on acceptable terms or on a timely basis, or at all; and delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.

A significant portion of our cash and cash equivalents are held at a small number of banks.

        A significant portion of our cash and cash equivalents is presently held at a small number of banks. Although our board has adopted a treasury policy requiring us to limit the amount of cash held by each banking group taking into account their credit ratings, we are subject to credit risk if any of these banks are unable to repay the balance in the applicable account or deliver our securities or if any bank should become bankrupt or otherwise insolvent. Any of the above events could have a material and adverse effect on our business, results of operations and financial condition.

Risks Related to Development and Regulatory Approval of Sativex and Our Product Candidates

Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination.

        Clinical trials are expensive, time consuming and difficult to design and implement. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA, an Institutional Review Board, or IRB, or other regulatory authorities, including state and local, may suspend, delay or terminate our clinical trials at any time, or the DEA could suspend or terminate the registrations and quota allotments we require in order to procure and handle controlled substances, for various reasons, including:

  •
  lack of effectiveness of any product candidate during clinical trials;

  •
  discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues;

  •
  slower than expected rates of subject recruitment and enrollment rates in clinical trials;

  •
  difficulty in retaining subjects who have initiated a clinical trial but may withdraw at any time due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process or for any other reason;

  •
  delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints;

  •
  inadequacy of or changes in our manufacturing process or product formulation;

  •
  delays in obtaining regulatory authorization to commence a trial, including "clinical holds" or delays requiring suspension or termination of a trial by a regulatory agency, such as the FDA, before or after a trial is commenced;

  •
  DEA-related recordkeeping, reporting, or security violations at a clinical site, leading the DEA or state authorities to suspend or revoke the site's controlled substance license and causing a delay or termination of planned or ongoing trials;

  •
  changes in applicable regulatory policies and regulations;

  •
  delays or failure in reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective clinical trial sites;

  •
  delay or failure to supply product for use in clinical trials which conforms to regulatory specification;

  •
  unfavorable results from ongoing pre-clinical studies and clinical trials;

  •
  failure of our contract research organizations, or CROs, or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;

  •
  failure by us, our employees, our CROs or their employees to comply with all applicable FDA or other regulatory requirements relating to the conduct of clinical trials or the handling, storage, security and recordkeeping for controlled substances;

  •
  scheduling conflicts with participating clinicians and clinical institutions; or

  •
  failure to design appropriate clinical trial protocols; or regulatory concerns with cannabinoid products generally and the potential for abuse.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

There is a high rate of failure for drug candidates proceeding through clinical trials.

        Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if we view the results of a clinical trial to be positive, the FDA or other regulatory authorities may disagree with our interpretation of the data. For instance, because a large percentage of subjects in our pivotal trials for Sativex in cancer pain are being enrolled at sites outside the United States, differences in efficacy results between U.S. and ex-U.S. sites could cause the FDA to require additional trials. In the event that we obtain negative results from the Sativex cancer pain Phase 3 trials or receive poor clinical results for our other product candidates, or the FDA places a clinical hold on our Phase 3 trials due to potential Chemistry, Manufacturing and Controls issues or other hurdles or does not approve our New Drug Application, or NDA, for Sativex, we may not be able to generate sufficient revenue or obtain financing to continue our operations, our ability to execute on our current business plan will be materially impaired, our reputation in the industry and in the investment community would likely be significantly damaged and the price of our ADSs would likely decrease significantly.

Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates, or limit the scope of any approved label or market acceptance.

        If Sativex or any of our product candidates, prior to or after any approval for commercial sale, cause serious or unexpected side effects, or are associated with other safety risks such as misuse, abuse or diversion, a number of potentially significant negative consequences could result, including:

  •
  regulatory authorities may interrupt, delay or halt clinical trials;

  •
  regulatory authorities may deny regulatory approval of our product candidates;

  •
  regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution in the form of a Risk Evaluation and Mitigation Strategy, or REMS, in connection with approval, if any;

  •
  regulatory authorities may withdraw their approval, require more onerous labeling statements or impose a more restrictive REMS of any product that is approved;

  •
  we may be required to change the way the product is administered or conduct additional clinical trials;

  •
  our relationships with our collaboration partners may suffer;

  •
  we could be sued and held liable for harm caused to patients; or

  •
  our reputation may suffer.

        We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product candidates are unlikely to receive regulatory approval or unlikely to be successfully commercialized. In addition, regulatory agencies, IRBs or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate a clinical trial of Sativex or any other of our product candidates, the commercial prospects for that product will be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our collaboration partners.

Our ability to research, develop and commercialize Sativex and our product candidates is dependent on our ability to maintain licenses relating to the cultivation, possession and supply of controlled substances.

        Our research and manufacturing facilities are located exclusively in the United Kingdom. In the United Kingdom, licenses to cultivate, possess and supply cannabis for medical research are granted by the Home Office on an annual basis. Although the Home Office has renewed our licenses each year since 1998, it may not do so in the future, in which case we may not be in a position to carry on our research and development program in the United Kingdom. In addition, we are required to maintain our existing commercial licenses to cultivate, produce and supply cannabis. However, if the Home Office were not prepared to renew such licenses, we would be unable to manufacture and distribute our products on a commercial basis in the United Kingdom or beyond. In order to carry out research in countries other than the United Kingdom, similar licenses to those outlined above are required to be issued by the relevant authority in each country. In addition, we will be required to obtain licenses to export from the United Kingdom and to import into the recipient country. To date, we have obtained necessary import and export licenses to 34 countries. Although we have an established track record of successfully obtaining such licenses as required, this may change in the future.

        In the United States, the DEA regulates the cultivation, possession and supply of cannabis for medical research and/or commercial development, including the requirement of annual registrations to manufacture or distribute pharmaceutical products derived from cannabis extracts. We do not currently conduct any manufacturing or repackaging/relabeling of either Sativex or its active ingredients, or any product candidates, in the United States. In the event that we sought to do so in the future, a decision to manufacture, or supply cannabis extracts for medical research or commercial development in the United States would require that we and/or our contract manufacturers maintain such registrations, and be subject to other regulatory requirements such as manufacturing quotas, and if the DEA failed to issue or renew such registrations, we would be unable to manufacture and distribute any product in the United States on a commercial basis.

Any failure by us to comply with existing regulations could harm our reputation and operating results.

        We are subject to extensive regulation by U.S. federal and state and foreign governments in each of the markets where we currently sell Sativex or in markets where we have product candidates progressing through the approval process. We must adhere to all regulatory requirements including the FDA's Good Laboratory Practice, current Good Manufacturing Practice, or cGMP, and Good Clinical Practice requirements. If we or our suppliers fail to comply with applicable regulations, including FDA pre-or post-approval cGMP requirements, then the FDA or other foreign regulatory authorities could sanction us. Even if a drug is FDA-approved, regulatory authorities may impose significant restrictions on a product's indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing trials.

        If Sativex, or any of our other product candidates, is approved in the United States, it will be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information, including both federal and state requirements in the United States. In addition, manufacturers and manufacturers' facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMP. As such, we and our contract manufacturers (in the event contract manufacturers are appointed in the future) are subject to continual review and periodic inspections to assess compliance with cGMP. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, quality control and quality assurance. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, we may not promote our products for indications or uses for which they do not have FDA approval.

        If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of the product, a regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may:

  •
  issue warning letters;

  •
  impose civil or criminal penalties;

  •
  suspend regulatory approval;

  •
  suspend any of our ongoing clinical trials;

  •
  refuse to approve pending applications or supplements to approved applications submitted by us;

  •
  impose restrictions on our operations, including closing our contract manufacturers' facilities, if any; or

  •
  seize or detain products or require a product recall.

        Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from Sativex and our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our business and our operating results will be adversely affected. Additionally, if we are unable to generate revenue from sales of Sativex, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

        Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation. We expend significant resources on compliance efforts and such expenses are unpredictable and might adversely affect our results. Changing laws, regulations and standards might also create uncertainty, higher expenses and increase insurance costs. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment might result in increased management and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The anticipated development of a REMS for Sativex and our other product candidates could cause delays in the approval process and would add additional layers of regulatory requirements that could impact our ability to commercialize Sativex and our other product candidates in the United States and reduce their market potential.

        As a condition of approval of an NDA, the FDA may require a REMS to ensure that the benefits of the drug outweigh the potential risks. REMS elements can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. We may be required to adopt a REMS for Sativex and our other product candidates to ensure that the benefits outweigh the risks of abuse, misuse, diversion and other potential safety concerns. Even if abuse, misuse and diversion are not as high as for other cannabinoid products, there can be no assurance that the FDA will approve a manageable REMS for Sativex and our product candidates, which could create material and significant limits on our ability to successfully commercialize Sativex and our product candidates in the United States. Delays in the REMS approval process could result in delays in the NDA approval process. In addition, as part of the REMS, the FDA could require significant restrictions, such as restrictions on the prescription, distribution and patient use of the product, which could significantly impact our ability to effectively commercialize Sativex and our product candidates, and dramatically reduce their market potential thereby adversely impacting our business, financial condition and results of operations. Even if initial REMS are not highly restrictive, if, after launch, Sativex and our product candidates were to be subject to significant abuse/non-medical use or diversion from licit channels, this could lead to negative regulatory consequences, including a more restrictive REMS.

If we are found in violation of federal or state "fraud and abuse" laws, we may be required to pay a penalty and/or be suspended from participation in federal or state health care programs, which may adversely affect our business, financial condition and results of operations.

        After we obtain marketing approval for our products in the United States, if any, we will be subject to various federal and state health care "fraud and abuse" laws, including anti-kickback laws, false claims laws and other laws intended to reduce fraud and abuse in federal and state health care programs, which could affect us particularly upon successful commercialization of our products in the United States. The Medicare and Medicaid Patient Protection Act of 1987, or federal Anti-Kickback Statute, makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug for which payment may be made under a federal health care program, such as Medicare or Medicaid. Under federal government regulations, some arrangements, known as safe harbors, are deemed not to violate the federal Anti-Kickback Statute. Although we seek to structure our business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that our practices may be challenged under the federal Anti-Kickback Statute. False claims laws prohibit anyone from knowingly and willfully presenting or causing to be presented for payment to third-party payers, including government payers, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Cases have been brought under false claims laws alleging that off-label promotion of pharmaceutical products or the provision of kickbacks has resulted in the submission of false claims to governmental health care programs. Under the Health Insurance Portability and Accountability Act of 1996, we are prohibited from knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and/or exclusion or suspension from federal and state health care programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.

        Many states have adopted laws similar to the federal anti-kickback statute, some of which apply to the referral of patients for health care services reimbursed by any source, not just governmental payers. In addition, California and a few other states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals. In addition, several states impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties.

        Neither the government nor the courts have provided definitive guidance on the application of fraud and abuse laws to our business. Law enforcement authorities are increasingly focused on enforcing these laws, and it is possible that some of our practices may be challenged under these laws. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could allege violations of, or convict us of violating, these laws. If we are found in violation of one of these laws, we could be required to pay a penalty and could be suspended or excluded from participation in federal or state health care programs, and our business, results of operations and financial condition may be adversely affected.

Risks Related to Controlled Substances

Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit our ability to sell Sativex and our product candidates.

        Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including cannabis extracts. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to our obtaining marketing approval for Sativex and our other products in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit Sativex or our other products to be marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time. In that case, we would be unable to market Sativex and our product candidates in those countries in the near future or perhaps at all.

Sativex and the other product candidates we are developing will be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition.

        Sativex and certain product candidates we are developing contain controlled substances as defined in the federal Controlled Substances Act of 1970, or CSA. Controlled substances that are pharmaceutical products are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. The DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, no currently "accepted medical use" in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.

        While cannabis is a Schedule I controlled substance, products approved for medical use in the United States that contain cannabis or cannabis extracts must be placed in Schedules II—V, since approval by the FDA satisfies the "accepted medical use" requirement. If and when Sativex receives FDA approval, the DEA will make a scheduling determination and place it in a schedule other than Schedule I in order for it to be prescribed to patients in the United States. If approved by the FDA, we expect the finished dosage form of Sativex to be listed by the DEA as a Schedule II or III controlled substance. Consequently, its manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will be subject to a significant degree of regulation by the DEA. In addition, the scheduling process may take one or more years, thereby delaying the launch of Sativex in the United States. Furthermore, if the FDA, DEA, or any foreign regulatory authority determines that Sativex may have potential for abuse, it may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of Sativex.

        DEA registration and inspection of facilities.    Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities, which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Obtaining the necessary registrations may result in delay of the importation, manufacturing or distribution of Sativex. Furthermore, failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

        State-controlled substances laws.    Individual states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule Sativex and our product candidates as well. While some states automatically schedule a drug based on federal action, other states schedule drugs through rulemaking or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product. We or our partners must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

        Clinical trials.    Because Sativex contains cannabis extracts, which are Schedule I substances, to conduct clinical trials with Sativex in the United States prior to approval, each of our research sites must submit a research protocol to the DEA and obtain and maintain a DEA researcher registration that will allow those sites to handle and dispense Sativex and to obtain the product from our importer.

If the DEA delays or denies the grant of a research registration to one or more research sites, the clinical trial could be significantly delayed, and we could lose clinical trial sites. The importer for the clinical trials must also obtain a Schedule I importer registration and an import permit for each import. We do not currently conduct any manufacturing or repackaging/relabeling of either Sativex or its active ingredients (i.e., the cannabis extract) in the United States. Sativex is imported in its fully-finished, packaged and labeled dosage form.

        Importation.    If Sativex is approved and classified as a Schedule II or III substance, an importer can import for commercial purposes if it obtains an importer registration and files an application for an import permit for each import. The DEA provides annual assessments/estimates to the International Narcotics Control Board which guides the DEA in the amounts of controlled substances that the DEA authorizes to be imported. The failure to identify an importer or obtain the necessary import authority, including specific quantities, could affect the availability of Sativex and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a waiting period for third party comments to be submitted.

        If Sativex is approved and classified as a Schedule II controlled substance, federal law may prohibit the import of the substance for commercial purposes. If Sativex is listed as a Schedule II substance, we will not be allowed to import the drug for commercial purposes unless the DEA determines that domestic supplies are inadequate or there is inadequate domestic competition among domestic manufacturers for the substance as defined by the DEA. Moreover, Schedule I controlled substances, including BDSs, have never been registered with the DEA for importation commercial purposes, only for scientific and research needs. Therefore, if neither Sativex nor its BDSs could be imported, Sativex would have to be wholly manufactured in the United States, and we would need to secure a manufacturer that would be required to obtain and maintain a separate DEA registration for that activity.

        Manufacture in the United States.    If, because of a Schedule II classification or voluntarily, we were to conduct manufacturing or repackaging/relabeling in the United States, our contract manufacturers would be subject to the DEA's annual manufacturing and procurement quota requirements. Additionally, regardless of the scheduling of Sativex, cannabis and the BDSs comprising the active ingredient in the final dosage form are currently Schedule I controlled substances and would be subject to such quotas as these substances could remain listed on Schedule I. The annual quota allocated to us or our contract manufacturers for the active ingredient in Sativex may not be sufficient to meet commercial demand or complete clinical trials. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers', procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and operations.

        Distribution in the United States.    If Sativex is scheduled as Schedule II or III, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute the product to pharmacies and other health care providers. We would need to identify distributors to distribute the product to pharmacies; these distributors would need to obtain Schedule II or III distribution registrations. The failure to obtain, or delay in obtaining, or the loss any of those registrations could result in increased costs to us. If Sativex is a Schedule II drug, pharmacies would have to maintain enhanced security with alarms and monitoring systems and they must adhere to recordkeeping and inventory requirements. This, coupled with the fact that Sativex must be refrigerated, may discourage some pharmacies from carrying the product. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the requirement that physicians consult a state prescription drug monitoring program may make physicians less willing to prescribe, and pharmacies to dispense, Schedule II products.

Risks Related to Our Intellectual Property

We may be forced to litigate to enforce or defend our intellectual property rights, and/or the intellectual property rights of our licensors.

        We may be forced to litigate to enforce or defend our intellectual property rights against infringement and unauthorized use by competitors, and to protect our trade secrets. In so doing, we may place our intellectual property at risk of being invalidated, unenforceable, or limited or narrowed in scope. Further, an adverse result in any litigation or defense proceedings may place pending applications at risk of non-issuance. In addition, if any licensor fails to enforce or defend their intellectual property rights, this may adversely affect our ability to develop and commercialize our product candidates and prevent competitors from making, using, and selling competing products. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business, results of operations and financial condition. Further, because the content of much of our intellectual property concerns cannabis and other activities that are not legal in some state jurisdictions, we may face additional difficulties in defending our intellectual property rights.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs.

We may not be able to protect our proprietary technology in the marketplace.

        Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We rely upon a combination of patents, trade secret protection (i.e., know how), and confidentiality agreements to protect the intellectual property of Sativex and our product candidates. The strengths of patents in the pharmaceutical field involves complex legal and scientific questions and can be uncertain. Where appropriate, we seek patent protection for certain aspects of our products and technology. Filing, prosecuting and defending patents throughout the world would be prohibitively expensive, so our policy is to patent commercially potential technology in jurisdictions with significant commercial opportunities. However, patent protection may not be available for some of the products or technology we are developing. If we must spend significant time and money protecting or enforcing our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business, results of operations and financial condition may be harmed. We may not develop additional proprietary products that are patentable.

        The patent positions of pharmaceutical products are complex and uncertain. The scope and extent of patent protection for Sativex and our product candidates are particularly uncertain. To date, our principal product candidates, including Sativex, have been based on specific formulations of certain previously known cannabinoids found in nature in the cannabis sativa plant. We anticipate that the products we develop in the future will continue to include or be based on the same or other naturally occurring compounds, as well as synthetic compounds we may discover. Although we have sought and expect to continue to seek patent protection for our product candidates, their methods of use, and methods of manufacture, any or all of them may not be subject to effective patent protection. Publication of information related to Sativex and our product candidates by us or others may prevent us from obtaining or enforcing patents relating to these products and product candidates. Furthermore, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, any of our issued patents may be declared invalid. If we fail to adequately protect our intellectual property, we may face competition from companies who attempt to create a generic product to compete with Sativex. We may also face competition from companies who develop a substantially similar product to Sativex or one of our other product candidates, that is not covered by any of our patents.

        Many companies have encountered significant problems in protecting and enforcing intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property rights, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

        We rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection, or failure to adequately protect our intellectual property could enable competitors to develop generic products or use our proprietary information to develop other products that compete with our products or cause additional, material adverse effects upon our business, results of operations and financial condition.

If third parties claim that intellectual property used by us infringes upon their intellectual property, our operating profits could be adversely affected.

        There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industry. We may, from time to time, be notified of claims that we are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. If we were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, including triple damages if the infringement is found to be willful, suspend the manufacture of certain products or reengineer or rebrand our products, if feasible, or we may be unable to enter certain new product markets. Any such claims could also be expensive and time consuming to defend and divert management's attention and resources. Our competitive position could suffer as a result. In addition, if we have declined to enter into a valid non-disclosure or assignment agreement for any reason, we may not own the invention or our intellectual property and may not be adequately protected. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to Sativex, we have not conducted a full freedom-to-operate search or analysis for Sativex, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing Sativex. Thus, we cannot guarantee that Sativex, or our commercialization thereof, does not and will not infringe any third party's intellectual property.

Risks related to the ADSs and this offering

As a new investor, you will experience substantial dilution as a result of this offering.

        The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, if you purchase ADSs in this offering at an assumed public offering price of $            , which is the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate dilution of $            per ADS. For further information regarding the dilution resulting from this offering, please see the section entitled "Dilution" in this prospectus. In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options and warrants. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their ordinary shares. In addition, if the underwriters exercise the overallotment option, you will experience additional dilution.

There is no established trading market for the ADSs.

        This offering constitutes our initial public offering of ADSs, and no public market for the ADSs currently exists. We have applied to list the ADSs on the Nasdaq Global Market, or Nasdaq, and we expect our ADSs to be quoted on Nasdaq, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on Nasdaq would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs.

        If the ADSs are listed on Nasdaq and quoted on Nasdaq, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering the ADSs will trade at a price equal to or greater than the offering price.

        In addition, the market price of the ADSs may be volatile. Many factors may have a material adverse effect on the market price of the ADSs, including, but not limited to:

  •
  the loss of any of our key scientific or management personnel;

  •
  announcements of the failure to obtain regulatory approvals or receipt of a complete response letter from the FDA;

  •
  announcements of restricted label indications or patient populations, or changes or delays in regulatory review processes;

  •
  announcements of therapeutic innovations or new products by us or our competitors;

  •
  adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

  •
  changes or developments in laws or regulations applicable to Sativex and our product candidates;

  •
  any adverse changes to our relationship with licensors, manufacturers or suppliers;

  •
  the failure of our testing and clinical trials;

  •
  the failure to retain our existing, or obtain new, collaboration partners;

  •
  announcements concerning our competitors or the pharmaceutical industry in general;

  •
  the achievement of expected product sales and profitability;

  •
  the failure to obtain reimbursements for our products or price reductions;

  •
  manufacture, supply or distribution shortages;

  •
  actual or anticipated fluctuations in our operating results;

  •
  our cash position;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  potential acquisitions;

  •
  the trading volume of ADSs on Nasdaq and of our ordinary shares on the Alternative Investment Market, or AIM;

  •
  sales of our ADSs or ordinary shares by us, our executive officers and directors or our shareholders in the future;

  •
  general economic and market conditions and overall fluctuations in the United States equity markets; and

  •
  changes in accounting principles.

        In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, the current decline in the financial markets and related factors beyond our control, including the credit and mortgage crisis in the United States and worldwide, may cause the price of our ADSs to decline rapidly and unexpectedly.

The dual listing of our ordinary shares and the ADSs following this offering may adversely affect the liquidity and value of the ADSs.

        Following this offering and after the ADSs are traded on Nasdaq, our ordinary shares will continue to be listed on the AIM. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the AIM. Although our ordinary shares will continue to be listed on the AIM, following this offering, we may decide to delist our ordinary shares from the AIM. We cannot predict the effect such delisting of our ordinary shares would have on the market price of the ADSs.

Securities traded on the AIM may carry a higher risk than shares traded on other exchanges that may impact the value of your investment.

        Our ordinary shares are currently traded on the AIM. Investment in equities traded on the AIM is perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the London Stock Exchange, New York Stock Exchange or Nasdaq. This is because the AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, the AIM requires only semi-annual, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-listed companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares underlying the ADSs may not reflect the underlying value of our company.

Substantial future sales of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

        Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have                        ordinary shares outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The ordinary shares held by our directors, including our officers, will be available for sale upon the expiration of a lock-up period, which we expect will expire 180 days after the date of this prospectus. The remaining ordinary shares will be available for sale after this offering since they are not subject to contractual and legal restrictions on resale. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of the ADSs could decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

        Except as described in this prospectus, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

        The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

        We are a "foreign private issuer," as defined in the Securities and Exchange Commission's, or SEC, rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

        As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each year ended September 30 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

        We rely on a provision in Nasdaq's Listed Company Manual that allows us to follow English corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

        For example, we are exempt from Nasdaq regulations that require a listed U.S. company, among other things, to:

  •
  have a majority of the board of directors consist of independent directors;

  •
  require non-management directors to meet on a regular basis without management present; and

  •
  promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

        In accordance with our Nasdaq listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are "independent," using more stringent criteria than those applicable to us as a foreign private issuer.

        Furthermore, Nasdaq's Listed Company Manual requires listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Start-ups Act of 2012, or the JOBS Act, and have elected to take advantage of the exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our investors may not have access to certain information they may deem important.

        Our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting as long as we qualify as an "emerging growth company," which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected and may make it more difficult for investors and securities analysts to evaluate our company. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive, there may be a less active trading market for the ADSs, and the price of the ADSs may be more volatile and may decline.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

        Section 404(a) of the Sarbanes-Oxley Act, requires that beginning with our annual report for the year ending September 30, 2014, management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

        Our first Section 404(a) assessment will take place beginning with our annual report for the year ending September 30, 2014. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, we could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

        If either we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the Nasdaq.

We will incur significant increased costs as a result of operating as a company whose shares are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

        As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform, Consumer Protection Act and related rules implemented by the SEC and Nasdaq, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this prospectus.

        Our directors and the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Mayer Brown International LLP, our English solicitors, advised us that there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

        We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and, upon adoption, by our Amended Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See "Description of Share Capital—Differences in Corporate Law" in this prospectus for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders' rights and protections.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains estimates and forward-looking statements, principally in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the Exchange Act.

        These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

  •
  the inherent uncertainty of product development;

  •
  manufacturing and commercialization;

  •
  patents, including, but not limited to, legal challenges;

  •
  government regulation and approval, including, but not limited to, the expected regulatory approval dates for Sativex;

  •
  future revenue being lower than expected;

  •
  the level of pricing and reimbursement for our products;

  •
  increasing competitive pressures in the industry;

  •
  general economic conditions or conditions affecting demand for the services offered by us in the markets in which it operates, both domestically and internationally, being less favorable than expected;

  •
  fluctuations in the price of raw materials and utilities;

  •
  currency fluctuations and hedging risks;

  •
  worldwide economic and business conditions and conditions in the industries in which we operate;

  •
  our relationships with our customers and suppliers;

  •
  increased competition from other companies in the industries in which we operate;

  •
  changing technology;

  •
  claims for personal injury or death arising from the use of products produced by us;

  •
  the occurrence of accidents or other interruptions to our production processes;

  •
  changes in our business strategy or development plans, and our expected level of capital expenses;

  •
  our ability to attract and retain qualified personnel;

  •
  regulatory, environmental, legislative and judicial developments;

  •
  our intention to pay dividends; and

  •
  factors that are not known to us at this time.

        Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under "Risk Factors" in this prospectus. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus not to occur. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

EXCHANGE RATES

        Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect the U.S. dollar amounts received by owners of the ADSs on conversion of dividends, if any, paid in pounds sterling on the ordinary shares and will affect the U.S. dollar price of the ADSs on Nasdaq. The table below shows the period end, average, high and low exchange rates of U.S. dollars per pound sterling for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

	Noon Buying Rate
	Period End	Average(1)	High	Low
Period:
2007	1.9843	2.0073	2.1104	1.9235
2008	1.4619	1.8424	2.0311	1.4395
2009	1.6167	1.4499	1.6977	1.3658
2010	1.5392	1.5415	1.6370	1.4344
2011	1.5537	1.6105	1.6691	1.5358
Month:
January 2012	1.5754	1.5524	1.5754	1.5301
February 2012	1.5951	1.5804	1.5951	1.5677
March 2012	1.5985	1.5824	1.5985	1.5615
April 2012	1.6225	1.6000	1.6239	1.5822
May 2012	1.5405	1.5924	1.6221	1.5405
June 2012	1.5686	1.5556	1.5750	1.5355
July 2012	1.5686	1.5593	1.5728	1.5425
August 2012	1.5864	1.5722	1.5882	1.5500
September 2012	1.6132	1.6126	1.6263	1.5889
October 2012	1.6111	1.6080	1.6196	1.5932
November 2012	1.6027	1.5968	1.6142	1.5849
December 2012 (through December 7, 2012)	1.6031	1.6080	1.6104	1.6031

(1)
The average of the noon buying rate for pounds sterling on the last day of each full month during the relevant year or each business day during the relevant month indicated.

 PRICE RANGE OF OUR ORDINARY SHARES

        Our ordinary shares have been trading on the AIM under the symbol "GWP" since June 28, 2001.

        The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the AIM in pounds sterling and U.S. dollars. U.S. dollar per ordinary share amounts have been translated into U.S. dollars at $1.00 = £0.6199 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on September 28, 2012.

	Price Per Ordinary Share		Price Per Ordinary Share
	£		$
	High	Low	High	Low
Annual (Year Ended September 30):
2007	1.14	0.57	1.84	0.92
2008	1.04	0.35	1.68	0.56
2009	1.07	0.26	1.73	0.42
2010	1.56	0.80	2.52	1.29
2011	1.33	0.83	2.15	1.34
2012	1.03	0.66	1.66	1.06
Quarterly:
First Quarter 2010	1.03	0.80	1.66	1.29
Second Quarter 2010	1.41	0.86	2.27	1.39
Third Quarter 2010	1.56	1.06	2.52	1.71
Fourth Quarter 2010	1.24	0.90	2.00	1.45
First Quarter 2011	1.15	0.83	1.86	1.34
Second Quarter 2011	1.19	0.93	1.92	1.50
Third Quarter 2011	1.30	0.93	2.10	1.50
Fourth Quarter 2011	1.33	0.86	2.15	1.39
First Quarter 2012	1.03	0.76	1.66	1.23
Second Quarter 2012	1.00	0.81	1.61	1.31
Third Quarter 2012	0.94	0.72	1.52	1.16
Fourth Quarter 2012	0.78	0.66	1.26	1.06
Most Recent Six Months:
July 2012	0.78	0.68	1.26	1.10
August 2012	0.75	0.66	1.21	1.06
September 2012	0.77	0.68	1.24	1.10
October 2012	0.75	0.67	1.21	1.08
November 2012	0.68	0.58	1.10	0.94
December 2012 (through December 13, 2012)	0.64	0.54	1.03	0.87

        On December 13, 2012, the last reported sales price of our ordinary shares on AIM was £0.59 per share ($0.95 per share).

 USE OF PROCEEDS

        We estimate that we will receive total estimated net proceeds from this offering of approximately $             million, based on the midpoint of the range set forth on the cover page of this prospectus, or $             million if the underwriters exercise the overallotment option in full, in each case after deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by us.

        Each $1.00 increase (decrease) in the public offering price per ADS would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and offering expenses, by approximately $             million (assuming no exercise of the overallotment option by the underwriters).

        We intend to use the net proceeds we receive from this offering as follows:

  •
  to fund new clinical trials of multiple product candidates;

  •
  to expand our Sativex manufacturing capabilities;

  •
  to discover and develop new product candidates from our proprietary cannabinoid platform; and

  •
  to fund research and development activities, working capital and other general corporate purposes, including costs and expenses of being a U.S. public company.

        The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above.

        Pending these uses, we intend to invest the net proceeds from this offering in short or medium term investments.

DIVIDENDS AND DIVIDEND POLICY

        Since our inception, we have not declared or paid any dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

        See "Description of American Depositary Share—Dividends and Distribution" in this prospectus for more information on the procedure for awarding dividends to nonresidents of the United Kingdom.

 CAPITALIZATION

        The following table presents our total capitalization and cash and cash equivalents as at September 30, 2012:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the sale by us of                        ADSs in this offering at an offering price of $            per ADS (the midpoint of the range set forth on the cover page of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and assuming no exercise of the overallotment option by the underwriters.

	As at September 30, 2012
	Actual		Pro forma for the Offering
	$	£	$	£
	(in thousands)
Cash and cash equivalents	47,322	29,335

Long-term debt	—	—
Equity:
Share capital	215	133
Share premium account	106,383	65,947
Other reserves	32,560	20,184	32,560	20,184
Accumulated deficit	(104,907)	(65,032)	(104,907)	(65,032)

Total equity	34,251	21,232

Total capitalization	34,251	21,232

        A $1.00 increase or decrease in the assumed initial public offering price per ADS would increase or decrease our pro forma total equity and total capitalization by approximately $             million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

 DILUTION

        If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share underlying our ADSs is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as at                        was approximately $            per ordinary share and $            per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in such net tangible book value after September 30, 2012, other than to give effect to our sale of ADSs offered in this offering at the assumed initial public offering price of $            per ADS after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as at September 30, 2012 would have been $            per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $            per ADS. This represents an immediate increase in net tangible book value of $            per ordinary share, or $            per ADS, to existing shareholders and an immediate dilution in net tangible book value of $            per ordinary share, or $            per ADS, to purchasers of ADSs in this offering. The following table presents this dilution to new investors purchasing ADSs in the offering:

As at September 30, 2012
(per ADS) (in $) (unaudited)
Initial public offering price	$

Net tangible book value as at September 30, 2012
Increase in net tangible book value attributable to new investors
As adjusted net tangible book value immediately after the offering

Dilution to new investors	$

        Each $1.00 increase (decrease) in an assumed public offering price of $            per ADS after deducting underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) the net tangible book value after this offering by $            per ordinary share and $            per ADS assuming no exercise of the overallotment option granted to the underwriters and the dilution to investors in the offering by $            per ordinary share and $            per ADS.

        The following table summarizes, on a pro forma basis as at September 30, 2012, the differences between the shareholders as at September 30, 2012 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid at an assumed initial public offering price of $            per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total

number of ordinary shares does not include                        ADSs issuable pursuant to the exercise of the overallotment option granted to the underwriters.

Ordinary Shares Purchased
Total Consideration
					Average Price Per Ordinary Share	Average Price Per ADS
	Number	%	Amount	%
(in thousands, except percentages and per share data)
(unaudited)
Existing shareholders
New investors

Total

        Each $1.00 increase (decrease) in the assumed public offering price of $            per ADS would increase (decrease) total consideration paid by new investors, average price per ordinary share and per ADS paid by all shareholders by $             million, $            per ordinary share and $            per ADS, respectively, assuming sale of                         ADSs by us at an assumed initial public offering price of $            per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The share information above:

  •
  excludes 3,776,960 ordinary shares issuable upon the exercise of all of our warrants outstanding as at September 30, 2012;

  •
  excludes 11,054,144 ordinary shares, issuable upon exercise of outstanding options under equity compensation plans, as at September 30, 2012;

  •
  excludes 612,456 ordinary shares, issuable upon exercise of outstanding options granted to non-executive directors and consultants, other than under our equity compensation plans, as at September 30, 2012;

  •
  excludes 15,000,000 ordinary shares potentially issuable pursuant to future awards under our Long-Term Incentive Plan; and

  •
  assumes no exercise by the underwriters of their option to purchase up to                        additional ADSs.

See "Management—Compensation" in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table summarizes our consolidated financial data as at the dates and for the periods indicated. The selected consolidated financial data as at September 30, 2012 and 2011 and for the years ended September 30, 2012, 2011 and 2010 have been derived from our consolidated financial statements, which have been prepared in accordance International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included elsewhere in this prospectus. The selected consolidated financial data as at September 30, 2010, 2009 and 2008 and for the years ended September 30, 2009 and 2008 has been derived, after certain reclassifications to conform to the current presentation, from our consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the European Union, or IFRS-EU, and which are not included elsewhere in this prospectus. These consolidated financial statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). There are no differences applicable to us between IFRS as issued by the IASB and IFRS-EU for any of the periods presented herein.

        Our consolidated financial statements are prepared and presented in pounds sterling, our presentation currency. Solely for the convenience of the reader our consolidated financial statements as at and for the year ended September 30, 2012 have been translated into U.S. dollars at $1.00 = £0.6199 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on September 28, 2012. Such convenience translation should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.

        Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus and our consolidated financial statements included elsewhere in this prospectus.

	Year Ended September 30,
	2012	2012(1)	2011(1)	2010(1)	2009(2)	2008(2)
	$	£	£	£	£	£
	(in thousands, except per share data)
Income Statement Data:
Revenue	53,428	33,120	29,627	30,676	24,121	11,774
Cost of sales	(1,353)	(839)	(1,347)	(752)	(433)	(249)
Research and development expenditure	(44,488)	(27,578)	(22,714)	(22,145)	(19,649)	(19,418)
Management and administrative expenses	(5,904)	(3,660)	(3,298)	(3,267)	(3,015)	(3,110)

Operating profit/(loss)	1,683	1,043	2,268	4,512	1,024	(11,003)
Interest expense	(2)	(1)	(3)	(8)	(8)	—
Interest income	323	200	263	100	136	809

Profit/(loss) before tax	2,004	1,242	2,528	4,604	1,152	(10,194)
Tax	2,013	1,248	221	37	353	1,974

Profit/(loss) for the year	4,017	2,490	2,749	4,641	1,505	(8,220)

Earnings/(loss) per share
Basic	0.03	0.02	0.02	0.04	0.01	(0.07)
Diluted	0.03	0.02	0.02	0.03	0.01	(0.07)
Weighted average number of shares
Basic	133.0	133.0	131.7	129.7	122.3	120.3
Diluted	137.5	137.5	135.7	133.2	127.9	120.3

	As at September 30,
	2012	2012(1)	2011(1)	2010(2)	2009(2)	2008(2)
	$	£	£	£	£	£
	(in thousands)
Balance Sheet Data:
Non-current assets	12,328	7,642	7,078	6,776	7,068	6,317
Current assets
Inventories	5,706	3,537	1,424	780	551	503
Trade and other receivables	2,562	1,588	2,281	1,217	811	774
Cash and cash equivalents	47,322	29,335	28,319	25,219	20,601	14,054
Total current assets	56,912	35,280	32,024	27,216	22,323	17,129
Total assets	69,240	42,922	39,102	33,992	29,391	23,446
Current liabilities
Trade and other payables	(14,702)	(9,114)	(6,562)	(4,554)	(4,496)	(5,363)
Deferred revenue	(3,951)	(2,449)	(3,459)	(5,120)	(4,594)	(4,411)
Non-current liabilities
Deferred revenue	(16,337)	(10,127)	(11,422)	(11,599)	(13,499)	(15,399)
Net assets/Total equity	34,251	21,232	17,652	12,673	6,722	(1,727)

	Year Ended September 30,
	2012	2012(1)	2011(1)	2010(1)	2009(2)	2008(2)
	$	£	£	£	£	£
	(in thousands)
Cash Flow Data:
Net cash inflow/(outflow) from operating activities	2,905	1,801	2,361	4,324	1,220	(7,397)
Net cash (outflow)/inflow from investing activities	(1,710)	(1,060)	(647)	(334)	(934)	381
Net cash inflow from financing activities	118	73	1,393	620	6,261	104

(1)
The selected historical consolidated financial data as at September 30, 2012 and 2011 and for the years ended September 30, 2012, 2011 and 2010 have been derived from our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included elsewhere in this prospectus.

(2)
The selected historical consolidated financial data as at September 30, 2010, 2009 and 2008 and for the years ended September 30, 2009 and 2008 has been derived, after certain reclassifications to conform to the current presentation, from our consolidated financial statements, which have been prepared in accordance with IFRS-EU and which are not included elsewhere in this prospectus. Reclassifications made impacted on the presentation of our share-based payment charge in our consolidated income statement. Such reclassification had no impact on operating profit, profit before tax or profit for the year. There are no differences applicable to us between IFRS as issued by the IASB and IFRS-EU for any of the periods presented herein. These consolidated financial statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data," and our consolidated financial statements included elsewhere in this prospectus. We present our consolidated financial statements in pounds sterling and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

        The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Forward-Looking Statements" in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

        Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as at and for the year ended September 30, 2012 have been translated into U.S. dollars at the rate at September 28, 2012, of £0.6199 to $1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from our proprietary cannabinoid product platform in a broad range of disease areas. In our 14 years of operations, we have established a world leading position in the development of plant-derived cannabinoids therapeutics through our proven drug discovery and development processes, our intellectual property portfolio and our regulatory and manufacturing expertise. We commercialized the world's first plant-derived cannabinoid prescription drug, Sativex, which is approved for the treatment of spasticity due to multiple sclerosis, or MS, in 18 countries and commercialized in seven countries outside the United States. We are also evaluating Sativex in a Phase 3 program for the treatment of cancer pain. The costs of the Phase 3 program are fully funded by our U.S. collaboration partner, Otsuka Pharmaceutical Co. Ltd., or Otsuka. We anticipate that top-line results from two of these Phase 3 trials will be available in 2014, the first of which we expect to be available in mid-2014. This program is intended to support the submission of a New Drug Application, or NDA, with the U.S. Food and Drug Administration, or FDA, and in other markets around the world. In addition to cancer pain, we believe that MS spasticity represents an attractive indication for Sativex in the United States and we anticipate that we will be required to conduct an additional development program in the United States prior to the submission of a separate NDA for this indication. We have a deep pipeline of additional cannabinoid product candidates, including two distinct compounds, GWP42004 and GWP42003, in Phase 2 clinical development for Type 2 diabetes and ulcerative colitis, respectively, and at least two additional programs expected to enter clinical trials in the next 12 months.

        To support the development and commercialization of Sativex, we have entered into collaborations with the following major pharmaceutical companies: Otsuka in the United States; Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Novartis Pharma AG, or Novartis, in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer HealthCare AG, or Bayer, in the United Kingdom and Canada; and Neopharm Group in Israel. These agreements provide our collaborators with the sole right to commercialize Sativex in exclusive territories for all indications. From our incorporation through September 30, 2012, these agreements have yielded cash of £67.2 million in upfront fees and milestone payments, of which £55.7 million has been recognized as revenue. In addition, we are entitled to receive up to an additional £201.0 million in potential payments upon the achievement of regulatory and commercial milestones. Upon commercialization, we are also entitled to receive revenue from the supply of products as well as royalties on product sales. In addition, under the terms of our agreement with Otsuka, all pre-clinical and clinical costs associated with the development of Sativex in the United States are fully funded by Otsuka.

        We also have a research collaboration agreement with Otsuka, under which we are researching cannabinoid candidates for disorders of the central nervous system, or CNS, and oncology. This agreement was originally signed in 2007 for a three-year period and was extended in 2010 until June 2013. Under this collaboration, Otsuka has the right until September 2013 to license selected product candidates, and if it exercises this right, it will pay us license fees, milestone payments, revenue from the supply of products and royalties. Detailed financial terms are required to be negotiated only when Otsuka exercises its right to license a particular product candidate. Global rights to product candidates not selected for license by Otsuka will be exclusively licensed back to us from Otsuka.

        In each of the last four years, we have generated profit for the year and positive cash inflow from operating activities, resulting in a cash position of £29.3 million at September 30, 2012. The principal factors affecting our profitability and cash flow are the timing and amount of development and approval milestone receipts from our commercial partners, the rate of growth of our Sativex product revenues, and the amount of GW-funded research and development expenditure. In the last four years we have earned significant development and approval milestone fees as a result of having achieved positive Phase 3 trial results, a series of Sativex regulatory approvals, as well as clinical trials initiation and recruitment targets.

        In recent years, we have carefully managed the level of GW-funded research and development expenditure in order to ensure that we maintain a healthy cash position. A significant proportion of our total research and development expenditure has been funded by our development partners. This has slowed down our rate of progress with the clinical development of our pipeline product candidates. We now propose to take steps to advance our clinical development programs in order to potentially realize value from our promising pipeline product candidates.

        We expect to see growth in Sativex product revenue as the commercial rollout of Sativex for MS spasticity continues. We also expect to receive reduced development and approval milestone fee income in the next two years. Despite this reduction, it is our intention to increase our investment in GW-funded research and development by increasing the expenditures on the Phase 2 clinical development of our pipeline product candidates. We therefore expect to report a loss and cash outflow for the year ended September 30, 2013. We believe that continued investment in research and development within the near-term will result in the creation of long-term value from our product pipeline.

Important Financial and Operating Terms and Concepts

  Revenue

        We generate revenue from product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. Agreements with our commercial partners generally include a non-refundable upfront fee (attributed to separately identifiable components including license fees, collaboration fees and technical access fees), milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, royalties on product sales of licensed products if and when such product sales occur and revenue from the supply of products. For these agreements, total arrangement consideration is attributed to separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be achieved in stand-alone transactions. The allocated consideration is recognized as revenue in accordance with our accounting policies for each revenue stream.

  Product sales

        We recognize revenue from the sale of products when we have transferred the significant risks and rewards of ownership of the goods to the buyer, when we no longer have effective control over the goods sold, when the amount of revenue and costs associated with the transaction can be measured reliably, and when it is probable that we will receive future economic benefits associated with the transaction. Product sales have no rights of return. Provisions for rebates are established in the same period that the related sales are recorded.

  License fees

        License fees are upfront payments received under our product out-licensing agreements from our commercial partners for the right to commercialize products. Such fees are generally received upfront, are non-refundable and are deferred and recognized over the period of the expected license term.

  Collaboration fees

        Collaboration fees are amounts received from our commercial partners for our participation in joint development activities. Such fees are generally received upfront, are non-refundable and are deferred and recognized as services are rendered based on the percentage of completion method.

  Technical access fees

        Technical access fees represent amounts charged to licensing partners to provide access to, and allow them to commercially exploit, data that we possess or that can be expected to result from our research programs that are in progress. Non-refundable technical access fees that involve the delivery of data that we possess and that permit our licensing partners to use the data freely and where we have no remaining obligations to perform are recognized as revenue upon delivery of the data. Non-refundable technical access fees relating to data where the research program is ongoing are recognized based on the percentage of completion method.

  Development and approval milestone fees

        Development and approval milestones represent amounts received from our commercial partners, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones. We recognize development and approval milestone fees as revenue based on the percentage of completion method on the assumption that all stages will be completed successfully, but with cumulative revenue recognized limited to non-refundable amounts already received or reasonably certain to be received.

  Research and development fees

        Research and development fees represent amounts chargeable to our development partners relating to the conduct of our joint research plans. Revenue from development partner-funded contract research and development agreements is recognized as research and development services are rendered. Where services are in-progress at period end, we recognize revenue proportionately, in line with the percentage of completion of the service. Where such in-progress services include the conduct of clinical trials, we recognize revenue in line with the stage of completion of each trial so that revenue is recognized in line with the expenditures.

  Royalties

        Royalty revenue arises from our contractual entitlement to receive a fixed percentage of our commercial partner's in-market net product sales revenue. Royalty revenue is recognized on an accrual basis in accordance with the substance of the relevant agreement provided that it is probable that the economic benefits will flow to us and the amount of revenue can be measured reliably.

  Costs of sales

        Costs of sales principally includes the cost of materials, direct labor, depreciation of manufacturing assets and overhead associated with our manufacturing facilities.

  Research and development expenditure

        Expenses on research and development activities are recognized as an expense in the period in which the expense is incurred.

        An internally-generated intangible asset arising from our development activities is recognized only when an asset is created that can be identified, it is probable that the asset created will generate future economic benefits and the development cost of the asset can be measured reliably.

        We have determined that regulatory approval is the earliest point at which the probable threshold for the creation of an internally generated intangible asset can be achieved. All research and development expenditure incurred prior to achieving regulatory approval is therefore expensed as incurred.

  GW-funded research and development expenditure

        GW-funded research and development expenditure consists of costs associated with our research activities. These costs include costs of conducting our pre-clinical studies or clinical trials, payroll costs associated with employing our team of research and development staff, share-based payment expenses, property costs associated with leasing laboratory and office space to accommodate our research teams, costs of growing botanical raw material, costs of consumables used in the conduct of our in-house research programs, payments for research work conducted by sub-contractors and sponsorship of work by our network of academic collaborative research scientists, costs associated with safety studies and costs associated with the development of further Sativex data.

        We expect to increase our investment in GW-funded research and development in the future as we seek to advance our most promising pipeline product candidates through further clinical development.

  Development partner-funded research and development expenditure

        Development partner-funded research and development expenditure represent costs incurred by us in conducting the joint research plans under our collaborations. These costs include (i) costs incurred under our Phase 3 cancer pain program and other Sativex related U.S. market development activities that are chargeable to Otsuka under the terms of the 2007 Sativex U.S. development license, (ii) costs incurred in carrying out our pre-clinical toxicology, pharmacology and both in vitro and in vivo pre-clinical models in the fields of CNS disease and oncology, which are chargeable to our partner Otsuka under the terms of the research collaboration agreement and (iii) costs that we incur in providing support to the regulatory and research activities of our other Sativex development partners, which are recoverable under the terms of our agreements.

  Management and administrative expenses

        Management and administrative expenses consist primarily of salaries and benefits related to our executive, finance, business development and support functions. Other management and administrative expenses include costs associated with managing our commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company in the United Kingdom, including insurance, general administration overhead, legal and professional fees, audit fees and fees for taxation services. We expect that management and administrative expenses will increase in the future as we expand our operating activities and as we incur incremental costs associated with being a U.S. public company, including increased insurance premiums, legal compliance costs and fees associated with investor relations activities.

  Interest expense and income

        Interest expense consists primarily of interest expense incurred on a single equipment finance lease that expired in 2012.

        Interest income consists primarily of interest earned by investing our cash reserves in short-term interest-bearing deposit accounts.

  Taxation

        As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Our tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

        As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime, whereby, we are able to surrender trading losses that arise from research and development activity for a cash rebate equal to 24.8% of eligible research and development expenditure.

        We also expect to benefit in the future from the new "patent box" initiative, which is due to come into effect in the United Kingdom in April 2013. This initiative allows profits attributable to revenues from patented products to be taxed at a lower rate than other revenue that over time will be reduced to 10%. As we have many different patents covering our products, we expect that future upfront fees, milestone fees, product revenues and royalties will be taxed at this favorably low tax rate. When taken in combination with the enhanced relief available on our research and development expenditure, we expect that this will result in a long-term low rate of corporation tax. As such, we consider that the United Kingdom is a favorable location for us to continue to conduct our business for the long-term.

Critical Judgments in Applying our Accounting Policies

        In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

        The following are our critical judgments, except those involving estimation uncertainty, that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this prospectus.

  Recognition of clinical trials expenses

        We recognize expenses incurred in carrying out clinical trials during the course of conduct of each clinical trial in line with the state of completion of each trial. This involves the calculation of clinical trial accruals at each period end to account for incurred expenses. This requires estimation of the expected full cost to complete the trial as well as the current stage of trial completion.

        Clinical trials usually take place over extended time periods and typically involve a set-up phase, a recruitment phase and a completion phase which ends upon the receipt of a final report containing full statistical analysis of trial results. Accruals are prepared separately for each in-process clinical trial and take into consideration the stage of completion of each trial including the number of patients that have entered the trial, the number of patients that have completed treatment and whether we have received the final report. In all cases, the full cost of each trial is expensed by the time we have received the final report.

  Revenue recognition

        We recognize revenue from product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. Agreements with our commercial partners generally include a non-refundable upfront fee (attributed to separately identifiable components including license fees, collaboration fees and technical access fees), milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, royalties on product sales of licensed products if and when such product sales occur and revenue from the supply of products to our commercial partners. For these agreements, we are required to apply judgment in the allocation of total agreement consideration to the separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions.

        We apply the percentage of completion revenue recognition method to certain classes of revenue. The application of this approach requires our judgment with regards to the total costs incurred and total estimated costs expected to be incurred over the length of the agreement.

Key Sources of Estimation Uncertainty

        The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year, are discussed below.

  Provision for inventories

        We maintain inventories which, based upon current sales levels and the current regulatory status of the product in each indication, are in-excess of the amount that is expected to be utilized in the manufacture of finished product for future commercial sales. Provision is therefore made to reduce the carrying value of the excess inventories to their expected net realizable value.

        Our provision for inventories, and adjustments thereto, are estimated based on evaluation of the status of the regulatory approval, projected sales volumes and growth rates. The timing and extent of future provision adjustments will be contingent upon the timing and extent of future regulatory approvals and post-approval in-market sales demand, which remain uncertain at this time.

  Deferred taxation

        At September 30, 2012, we have accumulated tax losses of £40.9 million, which are available to offset against future profits. We do not currently recognize the value of tax loss as deferred tax assets on the balance sheet. If the value of these losses and certain other timing differences were recognized within our balance sheet at the balance sheet date, we would be carrying a deferred tax asset of £9.7 million as at September 30, 2012. Our policy is to recognize deferred tax assets only to the extent that it is probable that future taxable profits, feasible tax-planning strategies, and deferred tax liabilities will be available against which the brought forward operating losses can be utilized. Estimation of the level of future taxable profits is therefore required in order to determine the appropriate carrying value of the deferred tax asset at each reporting period end.

Segments

        We operate through three reportable segments, Sativex Commercial, Sativex Research and Development and Pipeline Research and Development.

  •
  Sativex Commercial.  The Sativex Commercial segment promotes Sativex through strategic collaborations with major pharmaceutical companies for the currently approved indication of MS spasticity. We entered into agreements with: Otsuka in the United States; Almirall in Europe (excluding the United Kingdom) and Mexico; Novartis in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer in the United Kingdom and Canada; and Neopharm Group in Israel.

  •
  Sativex Research and Development.  The Sativex R&D segment seeks to maximize the potential of Sativex through the development of new indications. The current focus for this segment is the Phase 3 clinical development program of Sativex for use in the treatment of cancer pain. We also believe that MS spasticity represents an attractive indication for the United States and we intend to pursue an additional development program for this significant market opportunity. In addition, Sativex has shown promising efficacy in Phase 2 trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programs.

  •
  Pipeline Research and Development.  Our Pipeline R&D segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using our proprietary cannabinoid product platform. We are in Phase 2 clinical development evaluating selected cannabinoids to treat Type 2 diabetes and ulcerative colitis, and we also have pre-clinical research programs evaluating the use of selected cannabinoids for the treatment of glioma, epilepsy and psychiatric illness.

Results of Operations

  Comparison of Years Ended September 30, 2012 and 2011

        The following table summarizes the results of our operations for the years ended September 30, 2012 and 2011, together with the changes to those items.

	Year Ended September 30,			Change 2012 vs. 2011
	2012	2012	2011	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Revenue	53,428	33,120	29,627	3,493	12%
Cost of sales	(1,353)	(839)	(1,347)	(508)	(38)%
Research and development expenditure	(44,488)	(27,578)	(22,714)	4,864	21%
Management and administrative expenses	(5,904)	(3,660)	(3,298)	362	11%

Operating profit	1,683	1,043	2,268	(1,225)	(54)%
Interest expense	(2)	(1)	(3)	(2)	(67)%
Interest income	323	200	263	(63)	(24)%

Profit before tax	2,004	1,242	2,528	(1,286)	(51)%
Tax	2,013	1,248	221	1,027	465%

Profit for the year	4,017	2,490	2,749	(259)	(9)%

  Revenue

        The following table summarizes our revenue for the years ended September 30, 2012 and 2011, together with the changes to those items.

	Year Ended September 30,			Change 2012 vs. 2011
	2012	2012	2011	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Product sales	4,055	2,514	4,409	(1,895)	(43)%
Research and development fees	31,457	19,500	16,038	3,462	22%
License, collaboration and technical access fees	2,087	1,294	3,843	(2,549)	(66)%
Development and approval milestone fees	15,828	9,812	5,337	4,475	84%

Total revenue	53,428	33,120	29,627	3,493	12%

        Total revenue grew by 12% to £33.1 million for the year ended September 30, 2012, compared to £29.6 million for the year ended September 30, 2011. This growth was driven by a variety of factors, as explained below.

        Sativex product sales revenue declined by £1.9 million, or 43%, to £2.5 million for the year ended September 30, 2012 when compared to 2011. This decline was driven by two factors. First, at this early stage in the commercialization of Sativex, our deliveries consist principally of launch stock for new countries. During the year ended September 30, 2011, product sales revenue included £1.2 million of launch inventory delivered to Almirall between June and September 2011 in anticipation of a German commercial launch in the first quarter of the year ended September 30, 2012. In comparison, there were no launch stock deliveries during the year ended September 30, 2012. Second, there were lower deliveries of Sativex batches during the year ended September 30, 2012 compared to 2011, as Almirall in Europe and Bayer in the United Kingdom serviced in-market sales principally from their existing inventory. As our partners' level of inventory stabilizes, we expect our revenue from product sales to become more representative of the in-market sales trend.

        Research and development fees increased by £3.5 million, or 22%, to £19.5 million for the year ended September 30, 2012 compared to the year ended September 30, 2011. This reflected increased charges to our partners, principally Otsuka, for fees we have incurred in conducting our joint research plans, for which our partners reimburse us under the terms of our license and collaboration agreements. Further discussion regarding the joint research plan activities is included within the research and development expenditure section below.

        License, collaboration and technical access fees declined by £2.5 million, or 66%, to £1.3 million for the year ended September 30, 2012 when compared to the year ended September 30, 2011. This variance was due principally to:

  •
  The inclusion in the year ended September 30, 2011 of Novartis technical access fees of £1.9 million, which included a £1.8 million fee to grant access to our MS spasticity dossier. We recognized technical access fee revenue of £1.8 million upon completion and delivery of the dossier during the year ended September 30, 2011.

  •
  A decline in Otsuka collaboration fees of £0.8 million.

        Development and approval milestone fees increased by £4.5 million, or 84%, to £9.8 million for the year ended September 30, 2012 compared to £5.3 million for the year ended September 30, 2011. Development and approval milestone fees consist of milestone payments due to us from Sativex partners under the terms of our agreements. Development and approval milestone payments of £9.8 million during the year ended September 30, 2012 resulted from a £9.8 million milestone payment received from Almirall upon achievement of an agreed Phase 3 cancer pain trial patient recruitment target.

        During the year ended September 30, 2011, development and approval milestone fees of £5.3 million included:

  •
  £2.5 million from Almirall upon achievement of Spanish reimbursement and pricing approval for Sativex;

  •
  £0.3 million from Almirall upon German commercial launch; and

  •
  £2.5 million from Otsuka upon recruitment of the first patient into our Phase 3 cancer pain clinical program.

  Cost of sales

        Cost of sales decreased by £0.5 million, or 38%, to £0.8 million for the year ended September 30, 2012 compared to £1.3 million for the year ended September 30, 2011. This decline was primarily driven by higher sales of Sativex to Almirall during the year ended September 30, 2011 as compared to 2012 as it prepared for the German commercial launch of Sativex in the first quarter of the year ended September 30, 2012 and sales of Sativex in 2012 by Almirall and Bayer being serviced out of their existing inventory.

  Research and development expenditure

        The following table summarizes our research and development expenditure for the years ended September 30, 2012 and 2011, together with the changes to those items.

	Year Ended September 30,			Change 2012 vs. 2011
	2012	2012	2011	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
GW-funded research and development	13,031	8,078	6,676	1,402	21%
Development partner-funded research and development	31,457	19,500	16,038	3,462	22%

Total research and development expenditure	44,488	27,578	22,714	4,864	21%

        Research and development expenditure increased by £4.9 million, or 21%, to £27.6 million for the year ended September 30, 2012, from £22.7 million for year ended September 30, 2011. As shown in the table above, research and development expenditure consists of two elements, GW-funded research and development expenditure and development partner-funded research and development expenditure.

        The £1.4 million increase in GW-funded research and development expenditure was driven by:

  •
  increased expenditure in our Phase 2 trials as two of the four trials that were in progress during the year ended September 30, 2012 neared completion. This expense included payroll costs for our research staff, share-based payment expenses, associated overhead and external third party costs incurred in conducting these exploratory clinical trials; and

  •
  increased expenditure on our Sativex regulatory commitments, which includes a 120 patient MS cognition trial and patient registry studies being conducted in the United Kingdom, Germany and Sweden. These studies were required by regulators as a condition for the regulatory approvals granted during the years ended September 30, 2010 and 2011 in these countries.

        Development partner-funded research and development expenditure was made up of two principal elements, as follows:

	Year Ended September 30,			Change 2012 vs. 2011
	2012	2012	2011	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Sativex U.S. development program	22,713	14,080	10,822	3,228	30%
Otsuka research collaboration expenses	8,743	5,420	5,216	234	5%

Total development partner-funded research and development	31,457	19,500	16,038	3,462	22%

        Sativex U.S. development expenses increased by £3.2 million, or 30%, to £14.1 million during the year ended September 30, 2012 as compared to the year ended September 30, 2011. This reflected increased patient recruitment into the first two Sativex Phase 3 trials, geographic expansion of the trials into new territories and commencement of the third Phase 3 cancer pain trial.

        Otsuka research collaboration expenses increased by £0.2 million, or 5%, to £5.4 million during the year ended September 30, 2012 as compared to the year ended September 30, 2011. These charges to Otsuka included charges for the cost of employing staff to work on our joint research plan, plus the cost of subcontracted pre-clinical studies and sponsorship of our network of academic scientists. The increase reflected a rise in the amount of sub-contracted pre-clinical studies as we started to focus our research upon the product candidates of most interest to Otsuka to demonstrate efficacy in in vivo models of disease and to refine our understanding of likely mechanisms of action in an effort to further advance this collaboration.

  Management and administrative expenses

        Management and administrative expenses increased by £0.4 million, or 11%, to £3.7 million for the year ended September 30, 2012 compared to £3.3 million for the year ended September 30, 2011. This reflected the combined effects of increases in share-based payment charges of £0.2 million and other management and administrative expenses of £0.2 million.

  Interest income

        Interest income declined by £0.1 million to £0.2 million for the year ended September 30, 2012 compared to £0.3 million for the year ended September 30, 2011, reflecting lower interest rates achieved on our cash deposits during the year ended September 30, 2012, principally due to a tightening of our treasury policy, whereby our board of directors decided to keep our cash deposits on a very short term, typically 30 to 60 days, in order to maximize the liquidity of our funds during a period of economic uncertainty and increased concern about counterparty credit risk. This approach to investing our surplus cash deposits resulted in a reduction to the average interest rates achieved on deposits.

  Tax

        Our tax credit increased by £1.0 million, or 464%, to £1.2 million for the year ended September 30, 2012 compared to £0.2 million for the year ended September 30, 2011. Research and development tax credits recognized vary depending on our available tax losses and the eligibility of our research and development expenditure. The significant increase in research and development tax credits recognized in the year ended September 30, 2012 arose following a restructuring of our operations that resulted in an increase in available tax losses arising from our research activities.

  Segmental review

  Sativex Commercial segment

        The following table summarizes the results of our operations for our Sativex Commercial segment for the years ended September 30, 2012 and 2011, together with the changes to those items.

	Year Ended September 30,			Change 2012 vs. 2011
	2012	2012	2011	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Product sales	4,055	2,514	4,409	(1,895)	(43)%
License, collaboration and technical access fees	2,087	1,294	3,843	(2,549)	(66)%
Development and approval milestone fees	15,828	9,812	5,337	4,475	84%

Total revenue	21,971	13,620	13,589	31	0%
Cost of sales	(1,353)	(839)	(1,347)	(508)	(38)%
Research and development credit	2,097	1,300	266	1,034	389%

Segmental result	22,715	14,081	12,508	1,573	13%

        We classify all revenue from Sativex collaboration partners, with the exception of research and development fees, as Sativex Commercial segment revenue. The principal variances in these revenue streams are summarized in the table above. An explanation of the principal movements in the revenue streams is provided in the revenue section above.

        Cost of sales declined by £0.5 million, or 38%, to £0.8 million for the year ended September 30, 2012 compared to £1.3 million for the year ended September 30, 2011. An explanation of the principal movements in the cost of sales is provided in the cost of sales section above.

        For the Sativex Commercial segment, the research and development credit represents the movement in the provision against inventories manufactured prior to the regulatory approval of Sativex. All inventories manufactured prior to regulatory approval were capitalized as an asset but provided for, with the charge recognized in the research and development expenditure line, until there was a high probability of regulatory approval. When we determined that there was a high probability of regulatory approval of Sativex, the provision was revised to adjust the carrying value of Sativex inventories to the expected net realizable value, which may not exceed original cost. The provision for inventories release of £1.3 million for the year ended September 30, 2012 was higher than the £0.3 million for the year ended September 30, 2011 due to higher estimated future sales of Sativex at September 30, 2012.

  Sativex Research and Development segment

        The following table summarizes the results of our operations for our Sativex R&D segment for the years ended September 30, 2012 and 2011, together with the changes to those items.

	Year Ended September 30,			Change 2012 vs. 2011
	2012	2012	2011	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	22,713	14,080	10,822	3,258	30%
Research and development expenditure:
GW-funded research and development	(6,993)	(4,335)	(3,935)	400	10%
Development partner-funded research and development	(22,713)	(14,080)	(10,822)	3,258	30%

Total research and development expenditure	(29,706)	(18,415)	(14,757)	3,658	25%

Segmental result	(6,993)	(4,335)	(3,935)	(400)	10%

        Total research and development expenditure related to Sativex during the year ended September 30, 2012 increased by £3.7 million, or 25%, to £18.4 million as compared to the year ended September 30, 2011. This growth was largely attributable to a £3.3 million increase to the expanding Phase 3 cancer pain clinical program and associated development projects that are funded by Otsuka under the terms of the Sativex license and development agreement.

        As all of the development partner-funded research and development expenditure is reimbursed to us under the terms of our license agreements, the net result for this segment equals the GW-funded research and development expenditure on Sativex related projects.

  Pipeline Research and Development segment

        The following table summarizes the results of our operations for our Pipeline R&D segment for the years ended September 30, 2012 and 2011, together with the changes to those items.

	Year Ended September 30,			Change 2012 vs. 2011
	2012	2012	2011	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	8,743	5,420	5,216	204	4%
Research and development expenditure:
GW-funded research and development	(7,233)	(4,484)	(2,618)	1,866	71%
Development partner-funded research and development	(8,743)	(5,420)	(5,216)	204	4%

Total research and development expenditure	(15,977)	(9,904)	(7,834)	2,070	26%

Segmental result	(7,233)	(4,484)	(2,618)	1,866	71%

        Pipeline research and development fees are equal to the development partner-funded research and development expenditure incurred by us in conducting our joint pipeline research program and recharged to Otsuka under the terms of our 2007 research collaboration agreement. The 4% year-on-year increase in pipeline research and development fees and development partner-funded research and development fees reflect an increasing amount of in vivo pre-clinical studies as we focused our work on preparing Otsuka's preferred product candidates for potential clinic development.

        GW-funded pipeline research and development expenditure increased by £1.9 million, or 71%, to £4.5 million for the year ended September 30, 2012 as compared to £2.6 million for the year ended September 30, 2011. This increase was attributable to us having made progress with the recruitment of our Phase 2 trials, with the result that there was a year-on-year increase in Phase 2 clinical expenses.

        As the development partner-funded research and development expenditure was fully offset by the associated research and development fees, the segmental result equals the GW-funded pipeline research and development expenditure.

  Comparison of Years Ended September 30, 2011 and 2010

        The following table summarizes the results of our operations for the years ended September 30, 2011 and 2010, together with the changes to those items.

	Year Ended September 30,		Change 2011 vs. 2010
	2011	2010	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Revenue	29,627	30,676	(1,049)	(3)%
Cost of sales	(1,347)	(752)	595	79%
Research and development expenditure	(22,714)	(22,145)	569	3%
Management and administrative expenses	(3,298)	(3,267)	31	1%

Operating profit	2,268	4,512	(2,244)	(50)%
Interest expense	(3)	(8)	(5)	(63)%
Interest income	263	100	163	163%

Profit before tax	2,528	4,604	(2,076)	(45)%
Tax	221	37	184	497%

Profit for the year	2,749	4,641	(1,892)	(41)%

  Revenue

        The following table summarizes our revenue for the years ended September 30, 2011 and 2010, together with the changes to those items.

	Year Ended September 30,		Change 2011 vs. 2010
	2011	2010	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Product sales	4,409	2,768	1,641	59%
Research and development fees	16,038	14,808	1,230	8%
License, collaboration and technical access fees	3,843	1,900	1,943	102%
Development and approval milestone fees	5,337	11,200	(5,863)	(52)%

Total revenue	29,627	30,676	(1,049)	(3)%

        Total revenue decreased by 3% to £29.6 million for the year ended September 30, 2011 compared to £30.7 million for the year ended September 30, 2010. This decrease was driven by a variety of factors, as explained below.

        Sativex product sales revenue increased by £1.6 million, or 59%, to £4.4 million for the year ended September 30, 2011 compared to £2.8 million for the year ended September 30, 2010. This reflected the geographic expansion of Sativex product sales revenue following regulatory approval in the United Kingdom and Spain in mid-2010. In addition, during the year ended September 30, 2011, product sales revenue included £1.2 million of launch inventory delivered to Almirall between June and September 2011 in anticipation of a German commercial launch in the first quarter of the year ended September 30, 2012.

        Research and development fees increased by £1.2 million, or 8%, to £16.0 million for the year ended September 30, 2011 compared to £14.8 million for the year ended September 30, 2010. This reflected increased charges to our partners, principally Otsuka, for fees we have incurred in conducting our joint research plans, for which our partners reimburse us under the terms of our license and collaboration agreements. Further discussion regarding the joint research plan activities is included within the research and development expenditure section below.

        License, collaboration, and technical access fees increased by £1.9 million, or 102%, to £3.8 million for the year ended September 30, 2011 compared to £1.9 million for the year ended September 30, 2010. This increase was due to the inclusion in the year ended September 30, 2011 of Novartis technical access fees of £1.9 million, which included a £1.8 million fee to grant access to our MS spasticity dossier, which was recognized upon completion and delivery of the dossier during the year ended September 30, 2011.

        Development and approval milestone fees decreased by £5.9 million, or 52%, to £5.3 million for the year ended September 30, 2011 compared to £11.2 million for the year ended September 30, 2010. Development and approval milestone fees consist of milestone payments due to us from Sativex partners under the terms of our agreements. During the year ended September 30, 2011, development and approval milestone fees of £5.3 million included:

  •
  £2.5 million from Almirall upon achievement of Spanish reimbursement and pricing approval for Sativex;

  •
  £0.3 million from Almirall upon German commercial launch; and

  •
  £2.5 million from Otsuka upon recruitment of the first patient into our Phase 3 cancer pain clinical trials program.

        In the year ended September 30, 2010, development and approval milestone fees included £10.0 million from Bayer upon Sativex U.K. regulatory approval for MS spasticity and £1.2 million from Bayer in respect of the Canadian MS spasticity regulatory approval.

  Cost of sales

        Cost of sales increased by £0.6 million, or 79%, to £1.4 million for the year ended September 30, 2011 compared to £0.8 million for the year ended September 30, 2010, reflecting the increased volume of Sativex sold following approvals during the year ended September 30, 2010 in the United Kingdom and Spain and higher sales of Sativex to Almirall during the year ended September 30, 2011 as it prepared for the German commercial launch of Sativex in the first quarter of the year ended September 30, 2012.

  Research and development expenditure

        The following table summarizes our research and development expenditure for the years ended September 30, 2011 and 2010, together with the changes to those items.

	Year Ended September 30,		Change 2011 vs. 2010
	2011	2010	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
GW-funded research and development	6,676	7,337	(661)	(9)%
Development partner-funded research and development	16,038	14,808	1,230	8%

Total research and development expenditure	22,714	22,145	569	3%

        Research and development expenditure increased by £0.6 million, or 3%, to £22.7 million in the year ended September 30, 2011 from £22.1 million for the year ended September 30, 2010. As shown in the table above, research and development expenditure consists of two elements, GW-funded research and development expenditure and development partner-funded research and development expenditure.

        GW-funded research and development expenditure decreased by £0.7 million, or 9%, to £6.7 million during the year ended September 30, 2011 from £7.3 million for the year ended September 30, 2010. The decrease in GW-funded research and development expenditure was primarily driven by dedicating an increased proportion of our internal staff and resources to development partner-funded research projects.

        Development partner-funded research and development expenditure was made up of two principal elements, as follows:

	Year Ended September 30,		Change 2011 vs. 2010
	2011	2010	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Sativex U.S. development program	10,822	10,381	441	4%
Otsuka research collaboration expenses	5,216	4,427	789	15%

Total development partner-funded research and development	16,038	14,808	1,230	8%

        Sativex U.S. development expenses increased by £0.4 million, or 4%, to £10.8 million during the year ended September 30, 2011 as compared to £10.4 million for the year ended September 30, 2010. The increase in Sativex U.S. development expenses was driven by the geographic expansion of our Phase 3 clinical program in cancer pain, and a transition from the operational set-up and planning phase of these clinical trials into the patient recruitment phase.

        Otsuka research collaboration expenses increased by £0.8 million, or 15%, to £5.2 million during the year ended September 30, 2011 as compared to £4.4 million for the year ended September 30, 2010. This increase was driven by the increase in our headcount that was funded by Otsuka and by increased sponsorship of pre-clinical work by our network of collaborative scientists. The earliest years of our collaboration with Otsuka focused upon pharmacology and toxicology while work for the year ended September 30, 2011 was increasingly focused upon more expensive in vivo models of disease and mode of action studies.

  Management and administrative expenses

        Management and administrative expenses remained static at £3.3 million for the year ended September 30, 2011, which is comparable to the year ended September 30, 2010.

  Interest income

        Interest income increased by £0.2 million to £0.3 million for the year ended September 30, 2011 compared to £0.1 million for the year ended September 30, 2010. This reflected the increase in our average level of cash deposits following receipt of the £11.2 million of Sativex approval milestones from Bayer in the second half of 2010.

  Tax

        The tax credit recognized in our income statement increased marginally to £0.2 million for the year ended September 30, 2011 from £37,000 for the year ended September 30, 2010. Research and development tax credits recognized vary depending on our available tax losses and the eligibility of our research and development expenditure.

  Segmental review

  Sativex Commercial segment

        The following table summarizes the results of our operations for our Sativex Commercial segment for the years ended September 30, 2011 and 2010, together with the changes to those items.

	Year Ended September 30,		Change 2011 vs. 2010
	2011	2010	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Product sales	4,409	2,768	1,641	59%
License, collaboration and technical access fees	3,843	1,900	1,943	102%
Development and approval milestone fees	5,337	11,200	(5,863)	(52)%

Total revenue	13,589	15,868	(2,279)	(14)%
Cost of sales	(1,347)	(752)	595	79%
Research and development credit	266	114	152	133%

Segmental result	12,508	15,230	2,722	18%

        Sativex Commercial segment revenue decreased by £2.3 million, or 14%, to £13.6 million for the year ended September 30, 2011 compared to £15.9 million for the year ended September 30, 2010. An explanation of the principal movements in revenue is provided in the revenue section above.

        Cost of sales increased by £0.6 million, or 79%, to £1.4 million for the year ended September 30, 2011 compared to £0.8 million for the year ended September 30, 2010. An explanation of the principal movements in cost of sales is provided in the cost of sales section above.

        For the Sativex Commercial segment, the research and development credit represents the movement in the provision against inventories manufactured prior to the regulatory approval of Sativex. All inventories manufactured prior to regulatory approval were capitalized as an asset but provided for, with the charge recognized in the research and development expenditure line, until there was a high probability of regulatory approval. When we determined that there was a high probability of regulatory approval of Sativex, the provision was revised to adjust the carrying value of Sativex inventories to expected net realizable value, which may not exceed original cost. The provision for inventories release of £0.3 million for the year ended September 30, 2011 was higher than the £0.1 million for the year ended September 30, 2010 due to higher estimated future sales of Sativex at September 30, 2011.

  Sativex Research and Development segment

        The following table summarizes the results of our operations for our Sativex R&D segment for the years ended September 30, 2011 and 2010, together with the changes to those items.

	Year Ended September 30,		Change 2011 vs. 2010
	2011	2010	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	10,822	10,381	441	4%
Research and development expenditure:
GW-funded research and development	(3,935)	(4,137)	(202)	(5)%
Development partner-funded research and development	(10,822)	(10,381)	441	4%

Total research and development expenditure	(14,757)	(14,518)	239	2%

Segmental result	(3,935)	(4,137)	(202)	(5)%

        Total research and development expenditure incurred by the Sativex R&D segment during the year ended September 30, 2011 increased slightly by £0.2 million, or 2%, to £14.8 million as compared to £14.5 million for the year ended September 30, 2010. Development partner-funded research and development expenditure on the Sativex Phase 3 cancer pain program and associated Sativex development work increased by £0.4 million, or 4%, for the year ended September 30, 2011 as patient recruitment in these trials progressed during the 2011 period.

        The GW-funded element of Sativex research and development expenditure declined slightly by £0.2 million, or 5%, for the year ended September 30, 2011 to £3.9 million as compared to £4.1 million for the year ended September 30, 2010. The year ended September 30, 2010 included the final costs for the MS spasticity Phase 3 trials, which were subsequently used for regulatory approvals achieved during the year ended September 30, 2010.

        As all of the development partner-funded research and development expenditure is reimbursed to us under the terms of our license agreements, the net result for this segment equals the GW-funded research and development expenditure on Sativex related projects.

  Pipeline Research and Development segment

        The following table summarizes the results of our operations for our Pipeline R&D segment for the years ended September 30, 2011 and 2010, together with the changes to those items.

	Year Ended September 30,		Change 2011 vs. 2010
	2011	2010	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	5,216	4,427	789	18%
Research and development expenditure:
GW-funded research and development	(2,618)	(2,992)	(374)	(13)%
Development partner-funded research and development	(5,216)	(4,427)	789	18%

Total research and development expenditure	(7,834)	(7,419)	415	6%

Segmental result	(2,618)	(2,992)	(374)	(13)%

        Pipeline research and development fees are equal to the development partner-funded research and development expenditure incurred by us in conducting our joint pipeline research program and recharged to Otsuka under the terms of our 2007 research collaboration agreement. As noted in the research and development expenditure section above, the 18% year-on-year increase reflected an increasing amount of in vivo pre-clinical studies and increasing charges to Otsuka in line with increasing our headcount dedicated to this research.

        GW-funded pipeline research and development expenditure declined by £0.4 million, or 13%, to £2.6 million for the year ended September 30, 2011 as compared to £3.0 million for the year ended September 30, 2010. This decrease was attributable to an increase in the proportion of staff and overhead being allocated to joint pipeline research efforts with Otsuka, with the result that while the overall research and development overhead continued to grow, the net amount required to be funded by us decreased as charges to Otsuka increased.

        As the development partner-funded expenditure was fully offset by the associated research and development fees, the segmental results equal the GW-funded pipeline research and development expenditure.

Liquidity and Capital Resources

        In recent years, we have largely funded our operations and growth from research and development fees and milestone payments from our development partners. We have also funded our operations and growth with cash flow from operations including Sativex revenue, research and development tax credits, interest income and issuances of equity securities. Our cash flows may fluctuate, are difficult to forecast and will depend on many factors including:

  •
  the rate of growth of our Sativex revenue, which relies upon the marketing efforts of our commercial partners and factors such as the timing of further national approvals, the price levels achieved by our partners in each country, and the availability of reimbursement in countries in which the product is able to be marketed;

  •
  the extent to which we seek to retain development rights to our pipeline of new product candidates or whether we seek to out-license them to a partner who will fund future research and development expenditure in return for a right to share in future commercial revenue;

  •
  the extent of success in our early pre-clinical and clinical stage research programs which will determine the amount of funding required to further the development of our product candidates;

  •
  the timing of achievement of the milestones receivable if Sativex is approved and launched in the United States;

  •
  the terms and timing of new strategic collaborations;

  •
  the number and characteristics of the product candidates that we seek to develop;

  •
  the outcome, timing and cost of regulatory approvals of Sativex and our other product candidates;

  •
  the costs involved in constructing larger, FDA-compliant manufacturing facilities for Sativex and our other product candidates;

  •
  the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims; and

  •
  the costs of hiring additional skilled employees to support our continued growth.

        We believe that our cash and cash equivalents as at September 30, 2012 of £29.3 million coupled with cash flow from operating activities will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, for the foreseeable future, including for at least the next twelve months.

  Cash Flows

        The following table summarizes the results of our cash flows for the years ended September 30, 2012, 2011 and 2010.

	Year Ended September 30,
	2012	2012	2011	2010
	$	£	£	£
	(in thousands)
Net cash inflow from operating activities	2,905	1,801	2,361	4,324
Net cash outflow from investing activities	(1,710)	(1,060)	(647)	(334)
Net cash inflow from financing activities	118	73	1,393	620
Cash and cash equivalents at end of the year	47,322	29,335	28,319	25,219

  Operating activities

        Net cash inflow from operating activities decreased by £0.6 million, or 24%, to £1.8 million for the year ended September 30, 2012 compared to £2.4 million for the year ended September 30, 2011. This decrease was primarily driven by a £3.1 million reduction in receipts of license and technical access fees, a £1.4 million reduction in Sativex product sales and a £1.8 million increase in GW-funded research and development expenditure and management and administrative expenditure, being only partially offset by an increase in milestone payments received of £4.5 million, a £1.0 million reduction in working capital growth and a £0.2 million increase in tax credit receipts.

        Net cash inflow from operating activities decreased by £2.0 million, or 45%, to £2.4 million for the year ended September 30, 2011 compared to £4.3 million for the year ended September 30, 2010. This decrease was primarily driven by a £5.9 million reduction in milestone payments received, a £0.6 million increase in working capital and a £0.2 million reduction to tax credit receipts, being only partially offset by the effects of a £3.1 million increase in license and technical access fee receipts, a £1.0 million increase in Sativex product receipts and a £0.6 million reduction to GW-funded research and development expenditure.

  Investing activities

        The net cash outflow from investing activities increased by £0.5 million to £1.1 million for the year ended September 30, 2012 from £0.6 million for the year ended September 30, 2011, principally reflecting an increase in capital expenditure of £0.4 million during the year ended September 30, 2012 as we invested in expanding and upgrading our manufacturing facilities.

        The cash outflow from investing activities increased by £0.3 million to £0.6 million for the year ended September 30, 2011 from £0.3 million for the year ended September 30, 2010, reflecting a £0.5 million increase in capital expenditure, which principally consisted of new laboratory equipment, offset in part by a £0.2 million increase in interest received during the year ended September 30, 2011.

  Financing activities

        Cash generated by financing activities, in all reporting periods, relates principally to the proceeds received on exercise of share options. Such cash inflows amounted to £0.1 million in the year ended September 30, 2012, £1.4 million in the year ended September 30, 2011 and £0.6 million in the year ended September 30, 2010.

  Contractual Obligations and Commitments

        The following table summarizes our contractual commitments and obligations as at September 30, 2012.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	£	£	£	£	£
	(in thousands)
Operating lease obligations(1)	3,362	987	1,788	587	—
Purchase obligations(2)	138	138	—	—	—

Total contractual cash obligations(3)	3,500	1,125	1,788	587	—

(1)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases on defined terms. The future operating lease obligations would change if we exercise our renewal options, or if we were to enter into additional new operating leases. See Note 24 to our consolidated financial statements included elsewhere in this prospectus.

(2)
Purchase obligations include signed orders for capital equipment, which have been committed but not yet received at the balance sheet date totaling £138,000.

(3)
The table above excludes a potential liability, under the terms of a letter of indemnity given by us to the landlord of proposed new manufacturing facilities, for up to £1.1 million. See Note 28 to our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in various currencies, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

  Interest Rate Risk

        We are exposed to interest rate risk as we place surplus cash funds on deposit to earn interest income. We seek to ensure that we consistently earn commercially competitive interest rates by using the services of an independent broker to identify and secure the best commercially available interest rates from those banks that meet our stringent counterparty credit rating criteria. In doing so, we manage the term of cash deposits, up to 365 days, in order to maximize interest earnings while also ensuring that we maintain sufficient readily available cash in order to meet short-term liquidity needs.

        At September 30, 2012, our cash and cash equivalents consisted of very short-term cash deposits with maturities of less than 90 days, in order to maximize the liquidity of our funds during a period of economic uncertainty and increased concern about counterparty credit risk.

        We do not have any balance sheet exposure to assets or liabilities that would increase or decrease in fair value with changes to interest rates.

  Currency Risk

        Our functional currency is pounds sterling and the majority of our transactions are denominated in that currency. However, we receive revenue and incur expenses in other currencies and are exposed to the effects of exchange rates. We seek to minimize this exposure by passively maintaining other currency cash balances at levels appropriate to meet foreseeable expenses in these other currencies, converting surplus currency balances of these other currencies into pounds sterling as soon as they arise. We do not use forward exchange contracts to manage exchange rate exposure.

Jumpstart Our Business Startups Act of 2012

        The Jumpstart Our Business Startups Act of 2012, or JOBS Act, permits an emerging growth company such as us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. Among these provisions is an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. We have elected to rely on this exemption and will not provide such an attestation from our auditors. We have elected to opt out of all other provisions of the JOBS Act. This decision to opt out under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

BUSINESS

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from our proprietary cannabinoid product platform in a broad range of disease areas. In our 14 years of operations, we have established a world leading position in the development of plant-derived cannabinoid therapeutics through our proven drug discovery and development processes, our intellectual property portfolio and our regulatory and manufacturing expertise. We commercialized the world's first plant-derived cannabinoid prescription drug, Sativex, which is approved for the treatment of spasticity due to multiple sclerosis, or MS, in 18 countries outside the United States. We are also evaluating Sativex a Phase 3 program for the treatment of cancer pain, and we anticipate that top-line results from two Phase 3 trials will be available in 2014, the first of which we expect to be available in mid-2014. This program is intended to support the submission of a New Drug Application, or NDA, for Sativex in cancer pain with the U.S. Food and Drug Administration, or FDA, and in other markets around the world. In addition to cancer pain, we believe that MS spasticity represents an attractive indication for Sativex in the United States and we intend to pursue an additional development program for this significant opportunity. We have a deep pipeline of additional cannabinoid product candidates, including two distinct compounds, GWP42004 and GWP 42003, in Phase 2 clinical development for Type 2 diabetes and ulcerative colitis, respectively, and at least two additional programs expected to enter clinical trials in the next 12 months.

        Our lead product, Sativex, is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and cannabidiol, or CBD. We are evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care. This program represents the lead target indication for Sativex in the United States and is based on positive data from two Phase 2 trials of Sativex involving over 530 patients in this indication. According to our market research, approximately 37% of advanced cancer patients treated with opioids, or approximately 780,000 individuals in the United States, experience pain that is inadequately controlled by their current treatments, of which 41%, or 320,000 patients, suffer persistent pain. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications. We believe that Sativex has the potential to address a significant unmet need in this large market by treating patients with a product that employs a differentiated non-opioid mechanism of action, and offers the prospect of pain relief without increasing opioid-related adverse side effects. Our ongoing Phase 3 program consists of three clinical trials, the first two of which are expected to enroll 760 patients in total and are intended to form the basis of the NDA. These two Phase 3 trial protocols mirror our Phase 2b trial of Sativex with respect to patient population and treatment duration, and employ a primary efficacy endpoint which yielded statistically significant results in favor of Sativex in both Phase 2 trials. The costs of the Phase 3 program are fully funded by our U.S. collaboration partner, Otsuka Pharmaceutical Co. Ltd., or Otsuka.

        We recently initiated commercialization of Sativex for the treatment of MS spasticity in seven countries outside the United States. We have also received regulatory approval for Sativex for MS spasticity in 11 additional countries, and we anticipate commercial launches in the majority of these countries in the next 12 months. Four additional countries have recommended approval for Sativex in this indication and regulatory filings are under review in eight other countries. We believe that MS spasticity represents an attractive indication for the United States. We performed our MS spasticity pre-clinical and clinical program outside of the United States, and we anticipate that we will be required to conduct an additional development program prior to the submission of an NDA with the FDA for this indication. According to the World Health Organization, MS affects 1.3 million people worldwide, of which up to 80% suffer from spasticity, a symptom of MS characterized by muscle stiffness and uncontrollable spasms. There is no cure for spasticity, and it is widely recognized that currently available oral treatments afford only partial relief and have unpleasant side effects. Sativex offers the prospect of treating patients who have failed existing oral therapies and who might otherwise require invasive and costly alternative treatment options.

        The cannabis plant is the unique source of more than 70 structurally related plant-derived cannabinoids. Although one cannabinoid, THC, is known to cause psychoactive effects associated with the use of illicit herbal cannabis, none of the other cannabinoids are known to share this property. In recent decades, there have been major scientific advances that have led to the discovery of new plant-derived cannabinoids and a cannabinoid receptor system in the human body, known as the endocannabinoid system. We are at the forefront of this new area of science and our research into a large number of these cannabinoids suggests that each has distinct pharmacological effects and potential therapeutic applications.

        Our proprietary cannabinoid product platform consists of a continually evolving library of internally generated novel cannabis plant types that produce selected cannabinoids, discovery of novel cannabinoid pharmacology through our worldwide network of leading scientists, our intellectual property portfolio, in-house formulation, processing and manufacturing capabilities, and development and regulatory expertise. We believe that our proprietary cannabinoid product platform uniquely positions us to discover and develop cannabinoids as new therapeutics, and we are evaluating the potential for cannabinoids in the treatment of Type 2 diabetes, ulcerative colitis, disorders of the central nervous system, or CNS, including epilepsy and schizophrenia, cancer, and neurodegenerative disease.

        We believe that the successful development and regulatory approval of Sativex provides important validation of our proprietary cannabinoid product platform. In addition to Sativex, we are developing other cannabinoid product candidates, including GWP42004, which has completed a Phase 2a trial in Type 2 diabetes. In this trial, GWP42004 showed evidence of anti-diabetic effects, including the preservation of beta cell function and evidence across a number of endpoints suggesting an increase in insulin sensitivity. We plan to initiate a Phase 2 dose-ranging trial in 2013 of GWP42004 for this indication. In addition, we are developing GWP42003, a cannabinoid which has shown anti-inflammatory properties in pre-clinical studies. GWP42003 is currently in a Phase 2 trial for ulcerative colitis for which we expect data in 2013. We expect at least two additional cannabinoid programs to advance into clinical trials within the next 12 months.

        Our commercialized product and key ongoing development programs are shown in the table below:

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
Sativex	MS spasticity	Otsuka, Almirall, Novartis, Bayer and Neopharm	Approved in 18 countries	Additional submissions, approvals and launches
Sativex	Cancer pain	Otsuka, Almirall, Novartis, Bayer and Neopharm	Phase 3 program ongoing	Phase 3 data in 2014
GWP42004	Type 2 diabetes	We retain global rights	Phase 2a trial complete	Phase 2 dose ranging trial to commence in 2013
GWP42003	Ulcerative colitis	We retain global rights	Phase 2 trial ongoing	Phase 2 data in 2013
GWP42006	Epilepsy	Otsuka Collaboration*	Pre-clinical	Phase 1 to commence in 2013

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
Combination of GWP42002 and GWP42003	Glioma	Otsuka Collaboration*	Pre-clinical	Phase 1b/2a to commence in 2013
GWP42003	Schizophrenia	Otsuka Collaboration*	Pre-clinical	Phase 2a to commence in 2013

*
Currently funded under the terms of the Otsuka research collaboration agreement. See "Business—Intellectual Property and Technology Licenses" for more information.

        To support the development and commercialization of Sativex, we have entered into license and development agreements with the following major pharmaceutical companies in selected territories: Otsuka in the United States; Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Novartis Pharma AG, or Novartis, in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer HealthCare AG, or Bayer, in the United Kingdom and Canada; and Neopharm Group, or Neopharm, in Israel. These agreements provide our collaborators with the sole right to commercialize Sativex in exclusive territories for all indications. From our incorporation through September 30, 2012, these agreements have yielded cash of £67.2 million in upfront fees and milestone payments. In addition, we are entitled to receive up to an additional £201.0 million in potential payments upon the achievement of regulatory and commercial milestones. Upon commercialization, we are also entitled to receive revenue from the supply of products and royalties on product sales. In addition, under the terms of our agreement with Otsuka, all pre-clinical and clinical costs associated with the development of Sativex in the United States are fully funded by Otsuka.

        We also have a research collaboration agreement with Otsuka, under which we are researching novel cannabinoid candidates for CNS disorders and oncology. This agreement was originally signed in 2007 for a three-year period and was extended in 2010 until June 2013. Under this collaboration, Otsuka has the right until September 2013 to license selected product candidates, and if it exercises this right, it will pay us license fees, milestone payments, revenue from the supply of product and royalties. Detailed financial terms are required to be negotiated only at the time at which Otsuka exercises its right to license a particular product candidate. Global rights to product candidates not selected for license by Otsuka will be exclusively licensed back to us from Otsuka.

Our Strengths

        We are a leading biopharmaceutical company focused on discovering, developing and commercializing novel plant-derived cannabinoid therapeutics. We believe that we offer the following key distinguishing characteristics:

  •
  Commercialized lead product and validated development and regulatory pathway.  We believe that the successful development and regulatory approval of Sativex in MS spasticity provides important validation of our proprietary cannabinoid product platform. Sativex for MS spasticity is now approved in 18 countries outside of the United States, recommended for approval in four countries, and submitted for approval in eight additional countries. On this basis, we believe we can expand the approved indications for Sativex and develop a portfolio of additional cannabinoid therapeutics.

  •
  Significant late stage opportunity in cancer pain, a large market.  We are currently evaluating Sativex in a Phase 3 program to support the submission of an NDA in the United States and regulatory applications across other parts of the world for the treatment of advanced cancer pain. Our Phase 3 program follows positive Phase 2 data from clinical trials of Sativex involving over 530 patients. Our ongoing Phase 3 program consists of three clinical trials, the first two of which are expected to enroll 760 patients in total and are intended to form the basis of the

    NDA. These two Phase 3 trial protocols mirror our Phase 2b trial with respect to patient population and treatment duration, and employ a primary efficacy endpoint which yielded statistically significant results in both Phase 2 trials. The Phase 3 trials are fully funded by Otsuka, and we anticipate that top-line results from the first two Phase 3 trials will be available in 2014.

  •
  Additional late stage opportunity in the United States for MS spasticity.  Sativex is approved for MS spasticity in 18 countries outside the United States. We believe that MS spasticity represents an attractive indication for Sativex in the United States and we anticipate that we will be required to conduct an additional development program prior to the submission of a separate NDA with the FDA for this indication.

  •
  Opportunity for first-in-class treatments across a large number of therapeutic targets.  We are at the forefront of the commercialization of cannabinoid therapeutics using our proprietary product platform to identify, validate and develop innovative first-in-class therapeutics that are designed to meet significant unmet medical needs. Sativex and each of our other product candidates represent a novel approach and aim to provide benefits that are superior to existing treatment options, by providing efficacy where current treatments have failed and/or offering an improved safety profile. We believe our cannabinoid research may yield new product candidates in a broad range of diseases, including in the treatment of Type 2 diabetes, ulcerative colitis, CNS disorders, including epilepsy and schizophrenia, cancer and neurodegenerative disease.

  •
  Collaborations with major global pharmaceutical companies.  We have entered into collaboration agreements for Sativex, including with Otsuka, Almirall, Novartis and Bayer. From our incorporation through September 30, 2012, we have received cash of £67.2 million in upfront fees and milestones. In addition, we are eligible to receive up to an additional £201.0 million in potential milestone payments, plus product supply revenue and royalties upon commercialization. In addition, Otsuka is required to fund all pre-clinical and clinical research activities towards achieving FDA approval for Sativex in all indications. Separately, we have a research collaboration agreement with Otsuka under which Otsuka funds our pre-clinical research in the fields of CNS and oncology.

  •
  Strong competitive position in a highly specialized and regulated field.  We believe we are uniquely positioned to benefit from the significant potential within the field of cannabinoid therapeutics in which we have developed a successful track record and expertise during our 14 years of operations. In addition, we believe the highly specialized area of research and high degree of international regulations by governmental authorities, create substantial barriers to entry. We have an intellectual property portfolio including patent families with claims directed to plants, plant extracts, extraction technology, pharmaceutical formulations, drug delivery and the therapeutic uses of cannabinoids. Supplementing our traditional intellectual property, we own plant variety rights and possess a significant body of know-how and trade secrets pertaining to plant breeding and growing.

  •
  In-house manufacturing capabilities and expertise in controlled substances.  We operate under good manufacturing practice, or GMP, commercial manufacturing licenses in the United Kingdom, which give us the capability to supply our products to global markets. We have successfully exported cannabinoid commercial or research materials to 34 countries and have substantial expertise in, and experience with, relevant international and national regulations in relation to the research, distribution and commercialization of cannabinoid therapeutics.

  •
  Highly experienced management team and network of leading scientists.  Several members of our leadership team have been in place for over ten years. We have a fully integrated in-house research and development organization, regulatory capabilities and commercial manufacturing expertise. As of September 30, 2012, our work force of 182 staff included 114 in research and development, 38 in manufacturing and operations, 16 in quality control and quality assurance and 14 in administrative functions. We closely collaborate with a broad network of leading scientists in the cannabinoid field, including 28 academic institutions in eight countries.

Our Proprietary Cannabinoid Product Platform

        We believe we have established a world leading position in cannabinoid therapeutics through our proven proprietary cannabinoid product platform. Our platform consists of a continually evolving library of internally generated novel cannabis plant types that produce selected cannabinoids, discovery of novel cannabinoid pharmacology through our network of world leading scientists, an intellectual property portfolio, in-house formulation, processing and manufacturing capabilities, and development and regulatory expertise. We further believe that we are in a unique position to develop and manufacture plant-derived cannabinoid formulations worldwide at sufficient quality, uniformity, scale and sophistication for the purposes of pharmaceutical development and to meet international regulatory requirements.

  Cannabinoid Science Overview

        Although one cannabinoid, THC, is known to cause psychoactive effects associated with the use of illicit herbal cannabis, none of the other cannabinoids are known to share these properties. In recent decades, there have been major scientific advances that have led to the discovery of new plant-derived cannabinoids and the endocannabinoid system. We are at the forefront of this new area of science and our research into a large number of these cannabinoids suggests that each has distinct pharmacological effects and potential therapeutic applications.

        Our research to date has focused on the following plant-based cannabinoids:

THC (Delta-9 Tetrahydrocannabinol)	CBDVA (Cannabidivarin—Acid)
D8-THC (Delta-8 Tetrahydrocannabinol)	CBC (Cannabichromene)
THCA (Tetrahydrocannabinol—Acid)	CBG (Cannabigerol)
THCV (Tetrahydrocannabivarin)	CBGA (Cannabigerol—Acid)
THCVA (Tetrahydrocannabivarin—Acid)	CBGV (Cannabigerovarin)
CBD (Cannabidiol)	CBN (Cannabinol)
CBDA (Cannabidiol—Acid)	CBNV (Cannabinovarin)
CBDV (Cannabidivarin)

        Initial academic research in the field of cannabinoid science focused almost exclusively on THC. Researchers discovered that THC has pain suppression, anti-spasmodic, anti-tremor, anti-inflammatory, appetite stimulant and anti-nausea properties. Our research and development, however, has focused primarily on exploring cannabinoids other than THC and identifying potential therapeutic applications of these other cannabinoids. We have focused particularly on CBD, which has shown in pre-clinical and clinical testing to have anti-inflammatory, anti-convulsant, anti-psychotic, anti-oxidant, neuroprotective and immunomodulatory effects. In addition, CBD is not intoxicating, and research suggests that the presence of CBD may mitigate some of the psychoactive side effects of THC. We have also identified important pharmacological effects of other cannabinoids, such as the anti-convulsant effects of CBDV, anti-diabetic effects of THCV, anti-nausea effects of CBDA and anti-cancer effects of CBG.

        There are at least two types of cannabinoid receptors, CB1 and CB2, in the human endocannabinoid system. CB1 receptors are considered to be among the most widely expressed G protein-coupled receptors in the brain and are particularly abundant in areas of the brain concerned with movement and postural control, pain and sensory perception, memory, cognition, emotion, autonomic and endocrine function. CB1 receptors are also found in peripheral tissues including peripheral nerves and non-neuronal tissues such as muscle, liver tissues and fat. CB2 receptors are expressed primarily in tissues in the immune system and are believed to mediate the immunological effects of cannabinoids. In addition, research suggests the endocannabinoid system interacts with other important neurotransmitter and neuromodulatory systems in the human body, including TRP channels, adenosine uptake, and serotonin receptors. We believe that the far-reaching and diverse pharmacology of the numerous cannabinoids provides significant potential for development of cannabinoid therapeutics across many indications and disease areas.

  Our Product Development Approach

        Our approach to early product development of novel cannabinoids consists of the following stages:

        Cannabinoid Chemotype Development.    Our research activities commence with the generation of novel and proprietary cannabinoid plant types that produce selected cannabinoids. Our plant geneticists breed unique and protected "chemotypes," or plants characterized by their chemical content, such that we can precisely control the cannabinoid composition of a plant. We employ traditional methods of plant breeding, with no use of genetic modification. We select chemotypes on the basis of their cannabinoid profile, appropriate levels of concentration and botanical characteristics that enable commercial viability. We seek protection for chemotypes in the form of plant variety rights, which protect the plants and the material obtained therefrom in Europe.

        Extract Preparation.    After we generate the unique and protected chemotypes, we develop and characterize preparations from an extract of the chemotype. In addition to preparing whole plant extracts, we also modify the extract preparations by adding or removing certain components or purifying preparations to produce a purified cannabinoid. Each of these steps may give rise to patentable opportunities.

        Pharmacologic Evaluation.    We then conduct in vitro and in vivo pharmacologic evaluation studies in validated disease models, testing the potential activity, safety and routes of drug metabolism of each cannabinoid preparation as well as combinations of preparations. These studies seek to identify the pharmacology of cannabinoid preparations and allow us to determine the potential therapeutic area in which they might have promise. We then conduct additional pharmacology, toxicology and pre-clinical development on promising preparations.

        We conduct most of our pharmacologic evaluations in collaboration with cannabinoid scientists at academic institutions around the world. We enter into research collaboration agreements and other arrangements that enable us to benefit from the expertise of external scientists while retaining intellectual property rights that emerge from the study of our research materials.

        Formulation Development.    In parallel with the later stages of pharmacological evaluation, we identify optimum extraction and processing methods for the most promising preparations and then develop clinical formulations from the plant extract and analytical methodologies to further study the formulations. We are able to develop formulations of potential product candidates that focus on one or more cannabinoids as key active constituents as well as formulations that focus on a single cannabinoid. Each of these steps may give rise to patentable opportunities.

        Our formulation approach is exemplified by Sativex, the first approved cannabinoid therapeutic based on whole plant extracts from the cannabis plant. The main active ingredients of Sativex, THC and CBD, are extracted from two protected chemotypes. In addition to THC and CBD, Sativex contains additional cannabinoid and non-cannabinoid plant components. In order to achieve a fully standardized formulation of these complex extracts, we employ a range of advanced analytical technologies to demonstrate batch-to-batch uniformity. We standardize the formulation across the extracts as a whole, not simply by reference to their key active components.

        Clinical development.    Selected cannabinoid product candidates progress into clinical development. We have an in-house clinical operations team that has the proven capability to execute Phase 1, 2 and 3 trials rapidly and cost-effectively. Since our inception, we have undertaken an extensive program of clinical trials in over 3,000 patients, including over 20 Phase 2 and Phase 3 trials.

  Cannabinoid Product Production Process

        There are three principal steps in the manufacturing process for Sativex and our cannabinoid product candidates—production of botanical raw material, or BRM, botanical drug substance, or BDS, and botanical drug product, or BDP, in each instance as defined by FDA Guidance for Industry—Botanical Drug Products. We hold inventories of BRM and BDS, both of which have extended shelf lives, that enable us to manufacture BDP on demand. We have in-house facilities that can perform all steps in the production process.

        BRM Production.    Once a cannabinoid plant type is selected to form the basis of a pharmaceutical product candidate, we reproduce the chemotype solely through propagation of plant cuttings, or clones, in order to ensure that all subsequent plant material is genetically uniform. Our plants are grown under highly controlled conditions in indoor glasshouses, in which all key features of the growing climate and growing process are standardized. The cultivation process lasts 11 weeks from plant cutting to harvest. Plant material is grown throughout the year and batches are harvested each week. Following harvest, plant material is dried and milled under standardized conditions.

        BDS Production.    BRM from each chemotype is processed and controlled separately to yield a well characterized and standardized extract as our BDS for a particular product or product candidate. Conversion from BRM to BDS involves several processing steps as well as employment of extraction technologies. A proprietary liquid carbon dioxide extraction method is employed for Sativex production.

        BDP Production.    BDP is the finished product manufactured from one or more BDS's at our in-house manufacturing facility. We manufacture Sativex and our other product candidates through a controlled series of processes resulting in a reproducible finished product manufactured to GMP standards. We are able to manufacture spray products (such as Sativex) and capsules.

  Advantages of Our Approach

        We believe that our focus on the development of therapeutics from plant-derived cannabinoids offers the following important advantages:

  •
  Our approach offers advantages over development programs that focus on synthetic single-target potent molecules. There is an increasing recognition within the pharmaceutical industry that the aetiology of complex disease is multifactorial and that improved treatments will involve multiple or poly-pharmacology. We believe that our focus on the development of plant extract formulations containing one or more principal cannabinoids offers a multi-target profile designed to address many of the causative factors of complex diseases.

  •
  Our approach is optimally suited to targeting the endocannabinoid system. This system has been shown to be altered by, and to contribute to, several chronic conditions, especially involving the CNS. The inherent complexity of this system, and the ability of one part of the system to compensate for abnormalities elsewhere in the system makes the "single-target" approach to therapeutics unlikely to be successful.

  •
  Our platform enables us to evaluate the therapeutic potential of single cannabinoids as well as combinations of cannabinoids. As demonstrated with Sativex, this approach offers the prospect of developing a product that enhances the efficacy and safety features of one cannabinoid with complementary features of another cannabinoid while remaining defined as a single new medicinal entity by regulatory authorities.

  •
  Our research has generated pre-clinical evidence in a number of disease areas where cannabinoids contained within plant extract formulations may offer superior therapeutic promise compared with the corresponding pure cannabinoids.

  •
  The chemical complexity of our plant-based formulations provides additional hurdles for potential generic competitors who will be required to demonstrate essential similarity.

  Scientific Collaborators

        Our research network extends to 28 academic institutions in eight countries. We work closely with the most eminent cannabinoid pharmacologists in the world, including Professor Raphael Mechoulam, Hebrew University, Professor Roger Pertwee, Aberdeen University and Professor Vincenzo di Marzo, the Institute of Biomolecular Chemistry of the National Research Council (ICB-CNR). In target disease areas, we identify lead scientists and institutions with relevant expertise and enter into collaborations to advance our research efforts. In cancer, we collaborate with the research team at Complutense University, Madrid and with Professor Karol Sikora, Dean of Buckingham University and former Global Clinical Expert in Oncology at AstraZeneca. We conduct metabolic and inflammation research in collaboration with Professor Mike Cawthorne, University of Buckingham, Professor Jimmy Bell, Imperial College, London, and Professor Angelo Izzo, University of Naples. We conduct epilepsy research with Dr. Ben Whalley, University of Reading.

Our Business Strategy

        Our goal is to capitalize on our leading position in the field of cannabinoid therapeutics by pursuing the following strategies:

  •
  Secure regulatory approval of Sativex for advanced cancer pain in the United States and around the world. We plan to expand the market for Sativex by concluding our Phase 3 program, involving over 1,000 patients, evaluating Sativex in the treatment of pain in patients with advanced cancer. We expect data from this Phase 3 program to be available in 2014, following which we expect to submit an NDA with the FDA and regulatory applications across other parts of the world.

  •
  Achieve global commercialization of Sativex for MS spasticity.  Sativex was recently launched for MS spasticity in seven countries, and we anticipate commercial launches in up to 12 countries in the next 12 months. Additionally, we intend to seek and obtain approval for Sativex in this indication in countries in Asia, Middle East, Africa and Latin America, and to conduct an additional development program necessary for submission of a separate NDA with the FDA.

  •
  Advance additional product candidates in our pipeline towards commercialization.  We have a deep product pipeline which includes two other cannabinoid product candidates in Phase 2 trials for the treatment of Type 2 diabetes and ulcerative colitis, and at least two pre-clinical programs that are expected to enter the clinic in the next 12 months.

  •
  Leverage our proprietary cannabinoid product platform to discover, develop and commercialize additional novel first-in-class cannabinoid products. We intend to advance our leading position in cannabinoid therapeutics through the continuing discovery and development of new cannabinoid product candidates for multiple indications. We believe our established platform, including our in-house development expertise, allows us to achieve candidate selection and proof of concept in an efficient manner.

  •
  Continue to selectively enter into new collaboration agreements for certain programs and retain full ownership and/or co-promotion opportunities for other programs. We plan to seek future collaboration agreements for certain programs, while retaining commercial interests in other selected product opportunities where the development and commercialization activities are appropriate for our size and financial resources.

  •
  Further strengthen our competitive position.  We will continue to develop our extensive international network of the most prominent scientists in the cannabinoid field and secure additional intellectual property rights in the form of patents relating to plant extracts, process technologies, formulations and therapeutic uses, as well as plant variety rights, know-how and trade secrets.

Sativex

        Our lead product, Sativex, is an oromucosal spray of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids THC and CBD as well as specific minor cannabinoids and other non-cannabinoid components. Because cannabinoids are virtually insoluble in water, we use organic solvents, ethanol and propylene glycol, to formulate the extract.

        We developed Sativex to be administered as an oral spray, whereby the active ingredients are absorbed in the lining of the mouth, either under the tongue or inside the cheek. This route of administration is intended to achieve a reliable rate of absorption and high level of bioavailability of THC and CBD. The spray cannot be inhaled due to the particle size. The spray provides patients with the flexibility to self-manage their dosage in order to achieve and maintain an optimal therapeutic response. In the United States, the FDA will require the spray to be incorporated within additional packaging which features a dose counter in order to reduce the potential for diversion. We are developing a dose counter with funding from Otsuka in parallel with our Phase 3 cancer pain program.

  Sativex Pharmacokinetics

        Although Sativex contains THC, both the composition of its formulation and its route of administration means that the resulting THC blood levels achieved are quite distinct from those associated with smoked cannabis. We have compared the pharmacokinetics of Sativex to data reported in a separate study published by Marilyn Huestis, et al., in the September 1992 issue of Journal of Analytical Toxicology involving smoked cannabis. This comparison illustrates differences in the speed of absorption and maximum concentration, or Cmax, of THC in the blood. Rapid concentration of high levels of THC in the blood, as achieved by smoked cannabis, is known to be associated with intoxication.

Comparison of the Plasma Concentration Time Curves for Smoked Cannabis
and Sativex Oromucosal Spray

  Sativex for Cancer Pain

        We are evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy. This program represents the lead target indication for Sativex in the United States and is also intended to form the basis for future regulatory applications in the rest of the world. This Phase 3 program follows positive data from two Phase 2 trials of Sativex in this indication involving over 530 patients. We believe that Sativex has the potential to address a significant unmet need in this large market by treating patients with a product that employs a differentiated non-opioid mechanism of action, and offering the prospect of pain relief without increasing opioid-related adverse side effects.

        Cancer Pain Opportunity.    Chronic, unremitting persistent pain in deep tissues that results from cancer adversely affects a significant patient population.

        The primary treatment for cancer pain is analgesic narcotics, also known as opioids. Morphine and oxycodone are the most prescribed opioids, and morphine is the standard regimen for treating cancer pain in palliative care and hospice care programs and facilities. Opioids are often added to non-opioid analgesics and other adjuvant medications to control cancer pain. These agents act on the CNS by binding to various opiate receptors. The use of opioids is frequently met with undesirable side effects such as constipation, sedation, respiratory depression and analgesic tolerance as well as the risk of addiction. Studies in animal models of pain suggest that there may be pharmacodynamic synergy between cannabinoids and opioids.

        According to Data Monitor Stakeholder Insight: Cancer Pain, Dec 2009, there were 4.75 million cancer patients in the United States in 2009. Approximately 70% of those patients, or 3.3 million individuals, experience pain. According to our market research, approximately 72%, or 2.4 million of these patients, have advanced cancer, of which 89%, or approximately 2.1 million patients, are treated with opioid medications.

        According to our market research, approximately 37% of advanced cancer patients treated with opioids, or approximately 780,000 individuals in the United States, experience pain that is inadequately controlled by their current treatments, of which 41%, or 320,000 patients, suffer persistent pain. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications.

        Pharmacology.    We believe there is a strong pharmacologic rationale for the use of Sativex in cancer pain. Cannabinoid receptors have been found in all of the principal pain transmission pathways, including the dorsal horn of the spinal cord, the descending tracts from the peri-aqueductal grey and rostral-ventral medulla and within the cortical structures, the medial thalamus, amygdala and limbic cortex. In animal models, not only does local administration of endogenous cannabinoids produce pain relief, but THC and CBD also produce pain relief in animal models of both nociceptive and neuropathic pain.

        In this context, the CB1 receptor, of which THC is a partial agonist, has been identified as being most implicated in cannabinoid-induced pain relief. CBD is a potent inhibitor of adenosine uptake, and it is also known to be an agonist at the TRPV-1 (vanilloid) receptor. Both of these activities may produce pain relief. Furthermore, CBD has anti-inflammatory activity in standard animal models of inflammation and is a potent inhibitor of neutrophil chemotaxis. Finally, CBD also has an anxiolytic effect, is anti-psychotic and is believed to mitigate some of the undesirable psychoactivity of THC.

  Cancer Pain Clinical Program

        Phase 2 Clinical Data.    We have completed two Phase 2 multinational, randomized, placebo-controlled trials for Sativex in patients with advanced cancer who experienced inadequate pain relief from the use of optimized chronic opioid therapy. In each of the two trials, patients received Sativex or placebo as add-on treatment to strong opioid therapy while remaining on stable doses of their background optimized opioid therapy.

        In both Phase 2 trials, pain was assessed daily by the patient using a 0 to 10 Numeric Rating Scale, or NRS. The change in pain severity was measured by comparing pain scores at the end of the trial with baseline scores at the beginning of the trial. There are two primary approaches to analyzing these changes in pain, either by assessing the mean numeric change in NRS or by responder analyses which assess percentage improvements.

        Historically, application of responder analyses required choosing a specific cut-off point on the NRS, or alternatively a percentage threshold, deemed to be clinically meaningful. More recently, an alternative approach to responder analyses, known as the Cumulative Proportion of Responders Analysis, or CPR Analysis, has been proposed as an improvement to previous approaches. This analysis was first published by John Farrar, et al. in the November 2001 issue of Pain and was proposed to overcome concerns with previous approaches which had required a pre-determined choice of the level of response which would be considered clinically meaningful. The CPR Analysis is one of the key efficacy parameters discussed in the FDA-approved package insert of the analgesic medications pregabalin and duloxetine and analyzes the full range of responses achieved across the entire patient population within a trial. We believe the CPR Analysis offers several advantages over using a single cut-off response rate, including:

  •
  because it employs more available data, it provides greater statistical power with the same number of patients;

  •
  it permits an analysis of the totality of response across a patient population, rather than focusing solely on a single, pre-defined, cut-off response rate; and

  •
  if included in labeling, it provides more comprehensive information to the prescriber on the range of responses that patients may experience if treated with the product.

        The specific method used is to analyze the cumulative proportion of patients who reach each level of response rate, calculated and displayed up to the response rate cut-off point. The CPR Analysis graph displays patient data in order of the calculated level of response for both active treatment and placebo. For each level of response, it shows the proportion of the total number of patients that equaled or exceeded that level of response.

        Results of our Phase 2 trials have been analyzed using three methodologies—mean change in NRS scores, analysis of patients with a response of 30% or more, and the CPR Analysis. Following our end of Phase 2 discussions with FDA, we chose to employ the CPR Analysis as the primary efficacy analysis in the first two of our Phase 3 trials.

  Phase 2a Data

        Results from a Phase 2a trial in 177 patients were published by Jeremy Johnson, et al. in the February 2010 issue of Journal of Pain and Symptom Management, the official journal of the American Academy of Hospice and Palliative Medicine, the National Hospice and Palliative Care Organization, and the U.S. Cancer Pain Relief Committee. This three-arm trial compared the efficacy and safety of Sativex to a THC-only extract spray formulation and placebo as add-on treatments to strong opioid therapy administered over a two-week period. A co-primary efficacy endpoint of the trial was the change in mean pain score (on the 0 to 10 NRS) from baseline to end of treatment. The results showed a statistically significant improvement of 0.67 points in the Sativex group compared with the placebo group (p=0.014). Changes in pain scores using responder analyses not specified in the trial protocol showed the following:

  •
  43% of patients using Sativex achieved an improvement in their pain score of 30% or greater compared with 21% of patients in the placebo group. This difference was statistically significant (p=0.006).

  •
  The CPR Analysis also showed statistically significant improvements of Sativex versus placebo (p=0.044) and is displayed below:

Sativex in Cancer Pain—Phase 2a CPR Analysis

        During the trial, patients were permitted to administer between 0-48 sprays per day. The median dose in the Sativex treatment group was 8.15 sprays per day.

        While Sativex showed a statistically significant improvement over placebo in the trial, it is noteworthy that the THC-only extract spray showed a smaller improvement of 0.32 points over placebo, which was not statistically significant, providing evidence that the combination of THC and CBD, the main ingredients in Sativex, is an improved cannabinoid formulation for this patient population as compared to THC alone.

  Phase 2b Data

        Results from a Phase 2b dose ranging trial were published by Russell Portenoy, et al. in the May 2012 issue of The Journal of Pain, the official journal of the American Pain Society. This randomized, double-blind, placebo-controlled, parallel-group trial recruited a total of 360 patients in 14 countries in North America, Europe, Latin America and South Africa, and evaluated three dose range groups of Sativex—a low-dose (one to four sprays per day), mid-dose (six to ten sprays per day), and high-dose (11 to 16 sprays per day)—and placebo, over a five-week treatment period. The primary objectives of this trial were to determine the effective dose range and to demonstrate a non-effective dose of Sativex in patients with advanced cancer who experience inadequate pain relief during optimized chronic opioid therapy.

        The trial provided data to support entry into a Phase 3 program, showing statistically significant differences in favor of Sativex over placebo in two key analyses of pain scores. The trial also provided information sufficient to select a dose range of Sativex in the patient population and confirmed key features of the trial design of our Phase 3 trials.

        The primary efficacy measure of the trial was a patient assessment of pain using a 0 to 10 NRS. This endpoint was analyzed using a primary and two secondary statistical methodologies, including 30% responder analysis (where a response was defined as a 30% or greater reduction in the NRS score during the last three days of treatment versus the three-day baseline period at the beginning of the trial), CPR Analysis and change from baseline analysis in NRS average pain. The 30% responder analysis was specified as the primary analysis in the protocol. Results of these analyses for the low and mid-dose groups are provided below:

  •
  30% Responder Analysis.  The results of this analysis were numerically in favor of Sativex for the low and mid dose groups but did not show a statistically significant difference in pain scores compared to placebo.

  •
  Change from Baseline Analysis in NRS Average Pain.  This analysis showed statistically significant differences in favor of Sativex for the low-dose group compared to placebo (treatment difference 0.75 points, p=0.006). While no statistical difference was seen for the mid-dose group and placebo, the low and mid-dose Sativex groups, when combined, were also statistically significantly superior to placebo (treatment difference 0.55 points, p=0.019).

  •
  CPR Analysis.  This analysis showed statistically significant results in favor of Sativex for each of the Sativex low and mid-dose groups compared to placebo (p=0.008 and p=0.038, respectively). The low and mid-dose Sativex groups, when combined, were also significantly superior to placebo (p=0.006). Following the End of Phase 2 meetings with the FDA, we decided to use this analysis as the primary efficacy analysis in our Phase 3 program and to employ a single dose group of three to ten sprays per day, reflecting the data from combining the low and mid-dose groups in the Phase 2b trial. The CPR Analyses for the low-dose group, the mid-dose group, and the combined low and mid-dose groups are displayed in the charts below:

Sativex in Cancer Pain—Phase 2b
CPR Analysis for Low-Dose Group

Sativex in Cancer Pain—Phase 2b
CPR Analysis for Mid-Dose Group

Sativex in Cancer Pain—Phase 2b
CPR Analysis for Combined Low and Mid-Dose Groups

        The Sativex high-dose level did not show superior efficacy to placebo. While tolerability does not completely account for this lack of efficacy, it is noteworthy that discontinuation due to adverse events was 28% in the high-dose group and was substantially higher than the rates of discontinuation in the placebo group (18% discontinuation), the low-dose group (14% discontinuation) and in the mid-dose group (17% discontinuation). In addition, 34% of patients in the high-dose group took their medication below their target dose at the end of the treatment period.

        The trial included several secondary endpoints, including sleep disruption, which is identified in the Phase 3 trials as the key secondary endpoint. In the Phase 2b trial, the Sativex low-dose group showed a statistically significant difference compared to placebo in reducing sleep disruption (treatment difference 0.88 points, p=0.003). While the mid-dose group showed no improvement over placebo, the low and mid-dose Sativex groups, when combined, did show a statistically significant reduction in sleep disruption compared to placebo (treatment difference 0.61 points, p=0.016).

  Phase 2 Safety Profile

        The safety profile of Sativex in the two Phase 2 trials was consistent. In the Phase 2a trial, the most common treatment-related adverse events (occurring at a rate greater than or equal to 10% for the Sativex population) reported for the Sativex treatment group were somnolence (13% vs. 10% for placebo), dizziness (12% vs. 5% for placebo) and nausea (10% vs. 7% for placebo). In the Phase 2b trial, the most common treatment-related adverse events (occurring at a rate greater than 10% for the combined Sativex population) reported for the Sativex treatment groups were dizziness (17% vs. 10% for placebo), nausea (11% vs. 8% for placebo) and somnolence (12% vs. 4% for placebo). An analysis of treatment-related severe adverse events showed that such events occurred at a similarly low rate in the mid-dose and low-dose Sativex groups as in the placebo group (3% and 3% vs. 1%). More patients in the high-dose Sativex group experienced treatment-related severe adverse events, with 17% of subjects doing so. The most severe treatment related events observed in the Sativex arm (occurring in more than two patients for the combined Sativex population) were disturbance in attention, dizziness, sedation, anorexia, vomiting, nausea and vertigo.

  Phase 2 Key Findings

        The Phase 2 trials provided us data sufficient to support entry into Phase 3 trials of Sativex in cancer pain, to determine the optimum dose range to be used in Phase 3 trials, and determine the choice of primary efficacy analysis to be used in the first two Phase 3 trials.

  Dose Range

        We believe that the Phase 2b trial achieved one of its key objectives in determining the effective dose range for Sativex and demonstrating a non-effective dose range. Efficacy was observed in both the low (one to four sprays per day) and mid-dose (six to ten sprays per day) groups and these groups were also associated with a lower or similar rate of adverse events to placebo, and a low rate of withdrawal from the trial due to adverse events. In contrast, the data suggests that a high-dose range of Sativex reaches a maximum tolerated dose without improved efficacy over placebo. These results are consistent with those seen in the Phase 2a trial where the median daily dose taken by the Sativex treatment group was 8.15 sprays per day.

        We have therefore concluded that an appropriate approach to dosing in the Phase 3 trials is to employ a single dose range of three to ten sprays per day.

  Primary Efficacy Analysis

        The table below summarizes Phase 2 results for three statistical analyses of changes in pain scores:

	Phase 2a Trial	Phase 2b Trial
Number of Patients	Sativex (n=60) vs. placebo (n=59)	Sativex low and mid-dose groups (n=179) vs. placebo (n=91)
CPR Analysis*	p=0.044	p=0.006
NRS Mean Change	p=0.014**	p=0.019
30% Responder Analysis	p=0.006	p=0.38**

*
The primary analysis selected for first two Phase 3 trials.

**
The primary analysis in Phase 2 trial.

        Following our End of Phase 2 discussions with the FDA, we decided to employ the CPR Analysis as the primary efficacy analysis in the first two of our Phase 3 trials. In the third Phase 3 trial, which employs a different 'enriched' trial design, the primary efficacy analysis is the mean change from baseline in NRS scores. These analyses have provided statistically significant results in favor of Sativex in both Phase 2 trials.

        Phase 3 Program.    As a result of the positive data seen in our Phase 2 program, we and Otsuka held discussions with the FDA regarding the proposed Phase 3 program for the continued development of Sativex for cancer pain. We are now conducting three multi-national, randomized, placebo-controlled, multi-center Phase 3 trials, two of which will employ an identical trial design and endpoints and are expected to support the NDA submission. These two Phase 3 trials include the following key features:

  •
  The patient population is defined as patients with advanced cancer who have failed to gain adequate pain relief from the use of strong opioids. Patients receive active Sativex or placebo as add-on treatment to strong opioid therapy while remaining on stable doses of their background optimized opioid therapy during the trial.

  •
  The primary efficacy endpoint is the CPR Analysis of pain response as measured by patients using a 0 to 10 NRS.

  •
  The duration of treatment during the trial is five weeks with an additional five to 14 day stabilization period at the beginning of the trial and a one-week follow-up at the end of the trial.

  •
  Single dose range of three to ten sprays per day (reflecting a combination of the low and mid dose groups from the Phase 2b trial).

  •
  Each of the studies will include 380 patients randomized equally between active and placebo groups.

  •
  Following completion of the randomized phase, all patients are eligible to enter a long-term extension trial.

        The ongoing Phase 3 program, is being performed with and funded by Otsuka.

        Patients are being recruited into these two trials at hospital sites in the United States, Europe and Mexico. Professor Marie Fallon, Professor of Palliative Care, University of Edinburgh, is the principal investigator of the first trial, and Dr. Russell K. Portenoy, Chairman of the Department of Pain Medicine and Palliative Care, Beth Israel Medical Center in New York City, is the principal investigator of the second trial. We anticipate that top-line results from these two Phase 3 trials will be available in 2014, the first of which will be available in mid-2014. This program is intended to support the submission of an NDA with the FDA and in other markets around the world.

        We are also in the process of conducting a third Phase 3 trial, which we expect to enroll approximately 540 patients, that is designed to provide additional information on the effects of Sativex in treating opioid resistant cancer pain. The results of this third trial are not intended to be included in the initial regulatory filings if the results of the first two pivotal Phase 3 trials provide a sufficient basis to demonstrate the safety and efficacy of Sativex in the target indication. The third Phase 3 trial differs in design from the first two trials, employing a two-part "enriched trial design" akin to that which was successfully employed in the MS spasticity trials program. The trial involves exposing all enrolled patients to Sativex in a two-week single-blind phase, or Phase A, following which responders will be randomized either to stay on Sativex or switch to placebo in a double-blind phase for a five-week treatment period, or Phase B. The primary efficacy analysis will be the mean change from baseline in Phase B as measured using a 0 to 10 NRS. The trial is designed to enroll 216 patients in Phase B.

        Long-term Safety and Efficacy.    Results from a long-term, open-label, follow-up trial in 43 cancer pain patients who had previously participated in the Phase 2a trial were published by Jeremy Johnson, et al. in the November 2012 issue of Journal of Pain and Symptom Management. These results showed that the long-term use of Sativex was generally well tolerated, with no evidence of a loss of effect for the relief of pain with long-term use. Furthermore, patients who kept using Sativex did not seek to increase their dose of Sativex or other pain-relieving medication over time.

        Abuse Liability.    A study published in the June 2011 issue of Human Psychopharmacology by Kerri Schoedel, et al. compared the abuse liability of Sativex at three dose levels (four sprays taken consecutively, eight sprays taken consecutively and 16 sprays taken consecutively) with placebo and two doses of dronabinol (synthetic THC) capsules (20mg and 40mg) in a randomized, double-blind, crossover study in 23 healthy subjects with a history of non-dependent but regular recreational cannabis use. The subjective effects of 20 and 40mg dronabinol were consistently and significantly greater than placebo, demonstrating that it has measurable abuse potential. The effects of Sativex were consistently lower than dronabinol. Four sprays of Sativex taken consecutively (containing 10.8mg of THC) was not significantly different from placebo with regard to changes in primary variables, suggesting low abuse potential at this dosage. Eight sprays of Sativex taken consecutively had a mixed profile of effects suggesting modest abuse potential, while 16 sprays of Sativex taken consecutively was significantly different from placebo in most outcome measures suggesting significant abuse potential. In contrast to this abuse liability study in which Sativex doses were administered together, patients in the Phase 3 trials administer between three and ten sprays over a 24-hour period.

        If Sativex receives FDA approval, it will be a controlled substance, as is the case with opioids, and the U.S. Drug Enforcement Administration, or DEA, will place it in a schedule under the Controlled Substances Act of 1970, or CSA, in order for it to be able to be prescribed to patients in the United States. The schedule into which a product is placed reflects the DEA's determination of its potential for abuse or dependence. We expect Sativex to be listed by the DEA as a Schedule II or III controlled substance. As part of the NDA, we will submit information on abuse liability which will be reviewed by the Controlled Substances Staff at the FDA who, in consultation with the National Institute on Drug Abuse, will in turn make a scheduling recommendation to the DEA.

        Potential Expansion of Cancer Pain Market.    Following successful completion of the development of Sativex in the treatment of pain in patients with advanced cancer, we may consider, together with Otsuka, expanding the target market of Sativex by conducting Phase 3 trials in the treatment of pain in patients with earlier stage cancer. A future submission of a supplemental NDA in this expanded indication would represent a significant additional market opportunity for Sativex in the United States and the rest of the world. Under the terms of our Otsuka collaboration, such additional development costs would be fully funded by Otsuka.

  Sativex for MS Spasticity

        The approved label for Sativex is as a "treatment for symptom improvement in patients with moderate to severe MS spasticity who have not responded adequately to other anti-spasticity medication and who demonstrate clinically significant improvement in spasticity related symptoms during an initial trial of therapy".

        We recently initiated the commercialization of Sativex for MS spasticity in seven countries outside the United States. We have also received regulatory approval in an additional 11 countries, and we anticipate commercial launches in the majority of these countries in the next 12 months. Four additional countries have recommended approval for Sativex and regulatory filings are ongoing in eight other countries.

        We believe that MS spasticity represents an attractive indication for the United States and we intend to pursue an additional development program for this significant market opportunity. We performed our MS spasticity pre-clinical and clinical program outside of the United States, and we anticipate that we will be required to conduct an additional development program prior to the submission of a separate NDA with the FDA for Sativex in MS spasticity.

Regulatory Status of Sativex for MS Spasticity

Launched	Approved (pending launch)	Recommended for approval	Regulatory submission filed
Canada	Australia	Ireland	Bahrain
Denmark	Austria	Italy	Egypt
Germany	Belgium	Luxembourg	Kuwait
Israel	Czech Republic	Poland	Oman
Norway	Finland		Qatar
Spain	Iceland		Saudi Arabia
United Kingdom	Netherlands		Switzerland
	New Zealand		United Arab Emirates
Portugal
Slovakia
Sweden

        MS Spasticity Opportunity.    MS is the most common disabling neurological condition affecting young adults. According to the World Health Organization, MS affects more than 1.3 million people worldwide, of which over one million are in North America and western Europe. MS affects twice as many women as men and typically develops between the ages of 20 and 40 years. The hallmark pathology of MS is patchy demyelination, leading to nerve damage, which in most cases causes symptoms that adversely affect quality of life. Spasticity is one of the most common, chronic, and disabling of these symptoms, affecting up to 80% of MS patients over their lifetimes. Spasticity refers to an abnormal, involuntary tightness of muscles, which increases when the muscles are rapidly stretched, so that the associated joint appears to resist movement. Some of the features of spasticity include muscle stiffness, difficulty straightening joints, reduced mobility, limb weakness, shaking, intermittent spasms and pain. As a result of the increased muscle tone due to spasticity, "simple," everyday movements become difficult or impossible altogether. In addition, painful muscle spasms can lead to difficulty with sleeping, sitting in a chair or lying in bed. Occasionally, spasms may be triggered by fairly minor irritations such as tight clothing, a full bladder or bowel, urinary tract infection or skin irritation, such as from a pressure sore. Moderate to severe spasticity can lead to significant impairment.

        There is no cure for spasticity, and it is widely recognized that currently available oral treatments afford only partial relief and have unpleasant side effects. Sativex offers the prospect of treating patients who have failed existing oral therapies and who might otherwise require invasive and costly alternative treatment options such as intrathecal baclofen or surgery.

        Pharmacology.    Sativex has been investigated for anti-spasticity effects in chronic relapsing experimental allergic encephalomyelitis, or CREAE, the accepted animal model of MS spasticity. In this model, Sativex rapidly reduces spasticity in a dose-dependent way, achieving the same overall reduction in spasticity as baclofen, the standard first line treatment for MS spasticity, without causing as much disability in the animals.

        Each of the two principal cannabinoids within Sativex, THC and CBD, possess pharmacological properties that provide a rationale to support the efficacy of Sativex in MS spasticity. In animal models of MS, the CB1 receptor plays a key role in the modulation of spasticity and spasms. While CBD has little activity at cannabinoid receptors, it does have neuroprotective properties, which are most likely mediated by its ability to modulate intra-cellular calcium. The key pharmacology of CBD in MS likely relates to its role as an agonist at TRP channels, critical for maintaining calcium homeostasis and as an inhibitor of adenosine uptake, providing a non-cannabinoid receptor mechanism for its anti-inflammatory properties. In addition, CBD has an anxiolytic effect, is anti-psychotic and is believed to mitigate some of the undesirable psychoactivity of THC.

        MS Spasticity Clinical Program.    In clinical trials, Sativex has been shown to provide effective relief of spasticity symptoms, including reduced spasms, improved sleep and improved function, in patients for whom existing anti-spasticity treatments have failed. During the course of the development program for Sativex in MS spasticity, we have conducted Phase 2 and Phase 3 double-blind, randomized, placebo-controlled trials involving 1,294 patients. These trials have all been published in peer-reviewed journals. In each trial, patients were permitted to remain on stable doses of their background oral anti-spasticity medication and spasticity was measured using a 0 to 10 NRS. This scale has been validated for use in spasticity clinical trials.

        The largest and most recent of the Phase 3 trials, published by A. Novotna, et al. in the April 2011 issue of European Journal of Neurology, was a two-part trial and employed an enriched trial design. During the first four-week period, all patients received Sativex single-blind. This was followed by a 12-week, double-blind period in which patients who had achieved a pre-determined level of response at the end of the prior four-week period were randomized to Sativex or placebo in a conventional parallel group design. We designed this trial to demonstrate the size of clinical benefit achieved from Sativex in patients who had previously shown a capacity to respond to treatment.

        The primary efficacy endpoint of the trial was the difference between Sativex and placebo in the mean change in spasticity as measured by the patient using a 0 to 10 NRS in the 12-week period from randomization to the end of treatment. There were a number of functional secondary measures that are important in contributing to an assessment of the clinical relevance of a change in the primary outcome measure. In particular, the objective view of the physician was considered important by regulatory authorities and was therefore included as a secondary endpoint.

        After the four-week, single-blind period in 572 patients, Sativex reduced the mean score for spasticity on the NRS scale by 3.01 points from a baseline of 6.91 points, or 44%. In addition, 48% of patients' NRS score improved by 20% or more during this initial period, the pre-defined level of response required to be included in the randomized phase.

        As a result, 241 patients proceeded into the 12-week, randomized, placebo-controlled trial phase. The primary endpoint, the mean difference between treatment groups at the end of the randomized treatment period was statistically significant in favor of Sativex (p=0.0002). Furthermore, 74% of Sativex responders experienced a reduction of 30% or more in their spasticity score from their original pre-treatment baseline, which represents a meaningful clinical improvement in this patient population.

        The secondary efficacy measures were in line with the primary outcome of the trial. In particular, the functional measures added to the existing evidence that patients achieve a benefit that is apparent to both their caregiver and their physician. The following secondary efficacy measures showed statistically significant improvements of Sativex over placebo: spasm score (p=0.0046), sleep disturbance (p<0.0001), Subject Global Impression of Change (p=0.023), Physician Global Impression of Change (p=0.005), Carer Global Impression of Function (p=0.005) and Barthel Activities of Daily Living (p=0.007).

        The safety profile of Sativex across placebo-controlled trials conducted in MS patients shows that the drug is generally well tolerated, with the most commonly occurring individual adverse events (occurring at a rate greater than 10%) being dizziness (25% vs. 8% for placebo), fatigue (13% vs. 8% for placebo) and nausea (10% vs. 6% for placebo). Adverse events were typically mild or moderate in severity and the pattern of common adverse events is similar in both short-term and long-term exposure to Sativex. The most common adverse events tend not to be recurrent, occurring in the first four weeks of treatment and much less commonly thereafter.

        Long-Term Efficacy.    We have demonstrated the long-term efficacy of Sativex in a placebo-controlled trial published by William Notcutt, et al. in the February 2011 issue of Multiple Sclerosis. This randomized withdrawal trial recruited 36 patients with MS that had been receiving Sativex on prescription for a mean duration of 3.6 years. Patients were randomized to continue with Sativex or switched to placebo in a double-blind, four-week treatment period. The primary efficacy endpoint of the trial was the time to treatment failure, with treatment failure being defined as cessation of the randomized treatment before the end of the trial, a worsening of spasticity (defined as an increase in the mean spasticity NRS over the last seven days of the treatment period of at least 20% and at least one unit from the treatment baseline), or a clinically relevant increase in or addition to anti-spasticity drugs or disease modifying medications after randomization.

Kaplan-Meier Plot: Time to Treatment Failure

        The primary efficacy endpoint was statistically significant in favor of Sativex (p=0.013). Of the key secondary measures, both the Subject Global Impression of Change (p=0.017) and the Carer Global Impression of Functional Ability (p=0.0011) were also statistically significant.

        In addition to this controlled trial, there is a significant body of evidence from long-term open label extension trials to support the evidence of maintenance of efficacy in long-term use of Sativex, many of which have been published in peer-reviewed journals.

        The withdrawal rate from open-label, long-term extension trials is low, and withdrawals due to a lack of efficacy are uncommon. For those patients who remained in open-label, long-term extension trials for a year, the symptom score for spasticity remained low, providing supportive evidence that continued use of Sativex is associated with long-term maintenance of efficacy.

        The pattern of adverse events seen in long-term use of Sativex is very similar to that seen in the short-term placebo-controlled trials. Since Sativex first became commercially available, there has been an estimated additional 12,000 patient-years of exposure to Sativex outside of clinical trials and no new significant safety issues have been identified.

        Post-Approval Evidence of Sativex Clinical Benefits.    Since launch, two studies have been completed which support the commercialization efforts of our partners. An independent survey of Sativex prescription use in the United Kingdom has been the subject of a paper published by William Notcutt in the July 2012 issue of the peer-reviewed publication Primary Health Care Research and Development. In this survey of 124 Sativex patients with a mean duration of treatment of 30 months, the majority of respondents and their caregivers reported improvements across a range of daily functional activities, alongside a reduction in the use of concomitant anti-spasticity medication and other health care resources.

        Also, a formal prospective trial of prescription use in Germany was presented in October 2012 at the 28th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Lyon, France. This trial involved 300 patients and showed that the clinical response rate on Sativex is with consistent with, and somewhat better than, that seen in the Phase 3 trials.

  Sativex in Neuropathic Pain and Other Indications

        Sativex is approved to treat MS neuropathic pain in Israel and Canada (under a Notice of Compliance with conditions, or NOC/c, policy) and also has an NOC/c approval in Canada for cancer pain. The NOC/c policy applies to drugs that show promising Phase 2 evidence of efficacy in a patient population with a high, unmet medical need for which there is currently no approved treatment. NOC/c approvals are granted subject to the completion of subsequent Phase 3 confirmatory trials. Although we are not actively pursuing the following indications, we have generated positive Phase 2 data and believe that there may be potential for the use of Sativex to be expanded into the following areas:

  •
  We have studied Sativex in a number of Phase 2 trials in neuropathic pain involving over 1,000 patients. Many of these trials show promising efficacy and are published in peer-reviewed journals. Neuropathic pain is a chronic, debilitating and widespread condition with an estimated prevalence of 1% of the general population. Neuropathic pain arises as a consequence of damage to, or dysfunction in, the nervous system, either peripheral, central or both. Neuropathic pain may be triggered by a variety of diseases and conditions, including MS, stroke, cancer, spinal cord injury, physical trauma or peripheral neuropathy resulting from diabetes. Neuropathic pain is one of the most difficult types of chronic pain to treat, and relief is often unsatisfactory or short-term.

  •
  In a Phase 2 trial published by R.B.C. Kavia, et al. in the November 2010 issue of Multiple Sclerosis, Sativex showed positive results in the management of bladder problems in people with MS. Bladder problems are a very common feature in up to 75% of people with MS experiencing dysfunction including increased frequency and urgency of urination and increased incontinence.

  •
  In a Phase 2, placebo-controlled trial published by D.R. Blake, et al. in the January 2006 issue of Rheumatology, Sativex showed positive results in treating pain due to rheumatoid arthritis, or

    RA, as well as treating the underlying disease. RA is the most common form of inflammatory arthritis and afflicts up to 1% of the population of Western countries.

Our Strategic Alliances and Collaborations

        We have entered into five separate collaboration agreements for Sativex with major pharmaceutical companies. Each agreement provides the respective partner with exclusive rights in a defined geographic territory to commercialize Sativex in all indications, while we retain the exclusive right to manufacture and supply Sativex to such partner on commercial supply terms for the duration of the commercial life of the product. These agreements typically carry a 15-year initial term, with automatic renewal periods. Our partners have the right, under certain circumstances, to terminate their agreements with us, including three of our partners that have the right to terminate their agreements with us without cause.

  Sativex in the United States

        In 2007, we entered into a strategic alliance with Otsuka, the second largest Japanese pharmaceutical company based on global sales and the developer of Abilify® (aripiprazole), one of the world's highest selling antipsychotic medications. This alliance is comprised of two separate agreements—a Sativex U.S. license agreement and a global cannabinoid research collaboration agreement.

        Under the terms of the Sativex U.S. license agreement, we granted Otsuka an exclusive license to develop and market Sativex in the United States. We are responsible for the manufacture and supply of Sativex to Otsuka. Both companies jointly oversee all U.S. clinical development and regulatory activities for the first cancer pain indication. We will be the holder of the Investigational New Drug Application, or IND, until the filing of an NDA, which will be in Otsuka's name. Otsuka will assume development and regulatory responsibility for the second and any subsequent indications. Otsuka will bear the costs of all U.S. development activities for Sativex in the treatment of cancer pain, additional indications and future formulations.

        The financial terms of this agreement include total milestone payments to us of up to $273.0 million, as well as revenue from the supply of products and royalties on product sales. Otsuka paid us an upfront fee of $18.0 million and has since paid an additional milestone payment of $4.0 million upon commencing the first Phase 3 clinical trial in cancer pain.

  Sativex in Asia, the Middle East and Africa

        Novartis Pharma AG.    In 2011, we entered into an exclusive agreement with Novartis to commercialize Sativex in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa.

        Under the terms of this agreement, Novartis has exclusive commercialization rights to Sativex in the above-mentioned territories and will act as the marketing authorization holder for Sativex. We will be responsible for the manufacture and supply of Sativex to Novartis.

        The financial terms of the agreement included an upfront fee of $5.0 million from Novartis. In addition, we are eligible for additional payments totaling $28.8 million upon the achievement of certain approval and commercial milestones. We will also receive revenue from the supply of products and royalties on net sales of Sativex.

        Neopharm Group.    Under an agreement signed in 2010, Neopharm, an Israeli pharmaceutical company, holds exclusive commercial rights to Sativex in Israel.

        Under the terms of this agreement, Neopharm acts as market authorization holder in the territory. We are responsible for commercial product supply to Neopharm for which we generate sales revenue.

  Sativex in the European Union

        Almirall S.A.    In 2005, we entered into an exclusive agreement with Almirall, an international pharmaceutical company with headquarters in Spain and 2011 global sales of €768.0 million, to commercialize Sativex in the European Union (excluding the United Kingdom) and E.U. accession countries, as well as Switzerland, Norway and Turkey. In 2012, this agreement was amended to add Mexico to the licensed territory. In countries where Almirall has no direct presence at the time of product launch, we will jointly agree on the appointment of distribution partners. In such countries, we may elect to distribute the product ourselves.

        Under the agreement, we are the marketing authorization holder for Sativex in all countries in the territory except where local regulations require a locally registered entity to assume this responsibility. In addition, we are responsible for commercial product supply to Almirall. The financial terms of the agreement included an upfront fee of £12.0 million. In addition, milestone payments are payable to us upon the successful completion of certain development activities, as well as on regulatory approvals and the achievement of specified sales targets. Since its initial execution in 2005, the agreement has been the subject of various amendments, two of which included the provision of new milestone payments. Since 2005, in total, we have received £20.6 million in milestone payments from Almirall. We have the potential to receive a further £19.8 million in future milestone payments in the event that the relevant milestones are achieved. We also receive revenue from the supply of products.

        Bayer HealthCare AG.    In 2003, we entered into an agreement with Bayer whereby we granted Bayer an exclusive license to market Sativex in the United Kingdom. This agreement was amended later in 2003 to include Canada.

        Under the agreement, we are the marketing authorization holder for Sativex in the United Kingdom and Canada. In addition, we are responsible for commercial product supply to Bayer.

        The financial terms of the agreement included an upfront fee of £5.0 million. In addition, milestone payments are payable on the successful completion of certain development activities, as well as on regulatory approvals and the achievement of specified sales targets. Since its initial execution in 2003, the agreement has been the subject of various amendments, one of which included the provision of new milestone payments. In total, we have received £14.8 million in milestone payments from Bayer. We have the potential to receive a further £9.0 million in milestone payments in the event that the relevant milestones are achieved. We also receive revenue from the supply of products.

  Research Collaboration for Additional Cannabinoid Product Candidates in CNS Disorders and Oncology

        Under a research collaboration agreement with Otsuka, we are jointly conducting pre-clinical research on a range of our cannabinoids, both alone and in combination, as potential new drug candidates for the treatment of CNS disorders and oncology. This agreement was originally signed in 2007 for a three-year period, and in 2010 the research term of the collaboration was extended by three years to June 2013. To date, Otsuka's total investment in research activities under this collaboration exceeds £21.0 million.

        Our research collaboration with Otsuka is led by a joint research team, which incorporates senior scientists from both companies and works in close collaboration with a number of leading cannabinoid scientists around the world.

        Under the research collaboration agreement, Otsuka has the right, at any time prior to the end of the research term or three months thereafter, to select one or more product candidates for full development. Any product candidate(s) selected by Otsuka will automatically become the subject of an exclusive license from us to Otsuka in the field of CNS and oncology. Financial terms for each license are subject to negotiations and are expected to include upfront license fees, potential milestone payments, as well as revenue from the supply of products and royalties on product sales. Global rights to product candidates not selected for license by Otsuka will be exclusively licensed back to us from Otsuka. To date, no product candidates have been designated as a licensed product candidate by Otsuka under the collaboration agreement.

        Since the collaboration was formed, our joint research efforts have yielded promising data and new intellectual property with particular focus on epilepsy, schizophrenia and various oncology indications, including glioma. These efforts are currently focused on a few cannabinoid drug candidates, which include CBD, THCV, CBG, CBDV, alone and/or in combination.

Pipeline Research and Development

        There are over 70 cannabinoid compounds, and our research explores their potential therapeutic applications across a broad range of disease areas, including in the treatment of Type 2 diabetes, ulcerative colitis, CNS disorders, including epilepsy and schizophrenia, cancer and neurodegenerative disease.

  Pipeline Programs

        Our lead pipeline programs comprise distinct product candidates with the following primary cannabinoid components:

  •
  GWP42004, which features THCV as the primary cannabinoid, in Phase 2 development for the treatment of Type 2 diabetes;

  •
  GWP42003, which features CBD as the primary cannabinoid, in Phase 2 development for the treatment of ulcerative colitis;

  •
  GWP42006, which features CBDV as the primary cannabinoid, in pre-clinical development for the treatment of epilepsy and is expected to enter Phase 1 trials in 2013;

  •
  Combinations of GWP42002 and GWP42003, which feature THC and CBD as the primary cannabinoids, in pre-clinical development for the treatment of glioma and are expected to enter Phase 1/2 trials in 2013; and

  •
  GWP42003, which features CBD as the primary cannabinoid, in pre-clinical development for the treatment of schizophrenia and is expected to enter Phase 2 trials in 2013.

        In addition to these programs, we are conducting pre-clinical research into the potential application of our cannabinoids in neuroprotection, nausea and anorexia/cachexia.

  Type 2 Diabetes

  Market Overview

        According to the American Diabetes Association, 25.8 million individuals in the United States, or 8.3% of the population, have diabetes, of which at least 90% have the Type 2 form. According to the World Health Organization, between 2010 and 2030, diabetes rates in developing countries will increase by 70% and by 20% in developed countries.

        Type 2 diabetes is associated with two lesions—insulin resistance in peripheral tissues causing an increase in the insulin requirement and a failure of the insulin producing cells in the pancreas to meet this increased demand. Insulin resistance is driven by obesity, as well as age and lack of exercise. Insulin resistance causes elevated blood glucose levels, which in turn lead to various complications of diabetes, including increased risk of cardiovascular disease, kidney damage, nerve damage, and eye disease.

        There is no cure for diabetes, so treatments are aimed at controlling blood glucose levels. There is recognition that advances in the treatment of Type 2 diabetes should focus not merely on glucose control but in protecting the overworked pancreatic islet cells from failure. Thus, there is an unmet need for improved insulin sensitizer drugs and oral treatments that result in a restoration of normal insulin production and glucose-dependent release of insulin from pancreatic islets.

  Our Research

        We have completed a Phase 2a trial that examined a number of clinical endpoints in patients with Type 2 diabetes. This five-arm trial was a 13 week randomized, double blind, placebo controlled, parallel group, pilot trial of GWP42004 (5mg), GWP42003 (100mg) and two separate ratios (5mg:5mg and 100mg:5mg) of GWP42003 and GWP42004. Each treatment was formulated as oral capsules and administered twice daily. The trial enrolled a total of 62 Type 2 diabetes patients, such that each treatment group had 11 to 14 patients.

        The trial showed that GWP42004, an oral cannabinoid treatment, produced the following desirable anti-diabetic effects: reduced fasting plasma glucose levels (p=0.04), with an increase in fasting insulin, improved pancreatic beta-cell function (p=0.0074), increased serum adiponectin (p=0.0024), reduced systolic blood pressure (p=0.099), and reduced serum IL-6 levels (p=0.076). The trial did not show meaningful effects in the other treatment arms.

        Several of these findings are consistent with pre-clinical data generated in collaboration with Professor Mike Cawthorne at the GW Metabolic Research Laboratory, University of Buckingham. In particular, pre-clinical data suggests that GWP42004 protects the insulin-producing cells of the pancreatic islets, a highly desirable feature of a new anti-diabetic medicine, increases insulin sensitivity, and reduces fasting plasma glucose levels.

        We are now planning a larger placebo-controlled Phase 2 dose ranging trial of GWP42004 which is expected to start in 2013.

  Ulcerative Colitis

  Market Overview

        Ulcerative colitis, or UC, is a chronic, relapsing inflammatory bowel disease affecting the colon which can cause pain, urgent diarrhea, severe tiredness and loss of weight. In addition, patients with chronic intestinal inflammation have an increased risk of developing bowel cancers. According to the Crohn's & Colitis Foundation of America, UC may affect as many as 700,000 Americans.

        Medical treatment for UC has two main goals: achieving remission (the absence of symptoms) and, once that is accomplished, maintaining remission (prevention of flare-ups). To accomplish these goals, treatment is aimed at controlling the ongoing inflammation in the intestine. The four major classes of medication used today to treat ulcerative colitis are aminosalicylates (5-ASA), steroids, immune modifiers and antibiotics. According to the Centers for Disease Control and Prevention, in one-quarter to one-third of patients with ulcerative colitis, medical therapy is not completely successful or complications arise. Under these circumstances, surgical removal of the colon may be considered.

  Our Research

        We have shown that GWP42003 has anti-inflammatory properties in a number of accepted animal models of inflammation, notably of the gut and the joints. In addition, we have shown the capacity of GWP42003 to inhibit the production in tissues of chemical mediators of inflammation, such as TNFa. In particular, we have demonstrated potential in the treatment of UC in standard in vivo models.

        We have initiated a 62-patient Phase 2a trial to investigate the efficacy and safety of GWP42003 compared with placebo for the treatment of UC in patients refractory to 5-ASA. This trial is due to report results in 2013.

  Epilepsy

  Market Overview

        Epilepsy is a complex neurological disorder characterized by spontaneous recurrence of unprovoked seizures, which are surges of electrical activity in the brain. Epilepsy is estimated to affect 50 million people worldwide including, according to the Centers for Disease Control and Prevention, 2.2 million people in the United States. Drug therapy remains ineffective for seizure control in up to 30% of patients with epilepsy because either the drugs do not control the seizures or the patients cannot tolerate the side effects. Currently available drugs can cause significant side effects to individuals' movement and cognitive abilities that can adversely affect the quality of life for epileptic patients.

  Our Research

        Selected cannabinoids have shown anti-convulsant effects across a range of in vitro and in vivo models of epilepsy. We have identified a lead product candidate, GWP42006, which has shown the ability to treat seizures in animal models of epilepsy with significantly fewer side effects than existing anti-epileptic drugs. In a paper published in the September 2012 issue of The British Journal of Pharmacology by scientists with whom we collaborate at the University of Reading, United Kingdom, GWP42006 was reported to have the potential to prevent more seizures, with few of the side effects caused by many existing anti-epileptic drugs, such as uncontrollable shaking. In the study, GWP42006 strongly suppressed seizures in six different experimental models commonly used in epilepsy treatment. GWP42006 was also found to provide additional efficacy when combined with drugs currently used to control epilepsy.

        We are currently conducting a final round of confirmatory pre-clinical tests, expected to be completed in the first half of 2013 and plan to initiate a Phase 1 trial for GWP42006 shortly thereafter.

  Glioma

  Market Overview

        Glioma describes any tumor that arises from the glial tissue of the brain. Glioblastoma, or GBM, is a particularly aggressive tumor that forms from abnormal growth of glial tissue. According to the New England Journal of Medicine, GBM accounts for approximately 50% of the 22,500 new cases of brain cancer diagnosed in the United States each year. Treatment options are limited and expected survival is a little over one year. GBM is considered a rare, or orphan, disease by the FDA and the European Medicines Agency, or EMA.

  Our Research

        In pre-clinical models, we have shown cannabinoids to be orally active in the treatment of gliomas and, in addition, have shown tumor response to be positively associated with tissue levels of cannabinoids. We have identified the putative mechanism of action for our cannabinoid product candidates, where autophagy and programmed cell death are stimulated via inhibition of the akt/mTORC1 axis. We have shown in in vivo studies that cannabinoids have a synergistic effect with temozolomide, a standard treatment for glioma.

        In light of this promising pre-clinical research, we plan to conduct an early proof of concept Phase 1b clinical trial in patients with recurrent GBM, which we expect to commence in 2013. The trial will compare a combination of GWP42002 and GWP42003 with placebo, in each case in combination with temozolomide, the current standard of care. The principal cannabinoids we have studied in pre-clinical models of glioma are GWP42002 and GWP42003 in various ratios, and this first trial will employ an equal ratio of GWP42002 and GWP42003 to establish a proof of principle. It is anticipated that subsequent development would focus on a product candidate with a different ratio of GWP42002 and GWP42003.

        We have also generated promising pre-clinical data to suggest that our cannabinoids could have benefits in other cancers, notably breast cancer, colon cancer and prostate cancer. In particular, in a model of Her2 positive breast cancer, we have shown cannabinoids to have the ability to inhibit not only local metastases, but also the occurrence of distant metastases. Our efforts are now focused on identifying the precise molecular mechanism of action of cannabinoids in breast cancer, and to define the optimum cannabinoid treatment regimen.

  Schizophrenia

  Market Overview

        Schizophrenia is a chronic disease that manifests through disturbances of perception, thought, cognition, emotion, motivation and motor activity. Over a lifetime, about 1% of the population will develop schizophrenia.

        All antipsychotic treatments for schizophrenia rely primarily upon their action at the dopamine D2 receptor for their antipsychotic effect. They produce a wide range of adverse events, and are often poorly tolerated by patients resulting in poor compliance.

        Current antipyschotics also have little or no effect upon the 'negative' symptoms (blunted mood and lack of pleasure, motivation and movement) of schizophrenia or the associated cognitive deficit. Furthermore, the 'positive' symptoms (such as hallucinations, delusions and thought disorder) of at least one third of patients fail to respond adequately to current treatments.

  Our Research

        GWP42003 has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. The mechanism of GWP42003 does not appear to rely on the D2 receptor augmentation of standard antipsychotics and therefore has the potential to offer a novel treatment option in this therapeutic area. We are currently preparing to commence a Phase 2a trial of GWP42003 in the treatment for schizophrenia in 2013.

        Additionally, our pre-clinical research findings suggest that a range of other psychiatric conditions may be promising targets for cannabinoid therapeutics.

Intellectual Property and Technology Licenses

        Our success depends in significant part on our ability to protect the proprietary nature of Sativex, our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing on our proprietary rights. We have sought, and plan to continue to seek, patent protection in the United States and other countries for our proprietary technologies. As of September 30, 2012, we own 335 pending patent applications worldwide. Within the United States, we already have 14 issued patents with a further 30 pending patent applications under active prosecution. There are an additional 154 issued patents outside of the United States. Our policy is to seek patent protection for the technology, inventions and improvements that we consider important to the development of our business, but only in those cases where we believe that the costs of obtaining patent protection is justified by the commercial potential of the technology, and typically only in those jurisdictions that we believe present significant commercial opportunities.

        We also rely on trademarks, trade secrets, know-how and continuing innovation to develop and maintain our competitive position.

        Our strategy is to seek and obtain patents related to Sativex across all major pharmaceutical markets around the world. In the United States, our patents and/or pending applications (if they were to issue) relating to Sativex would expire on various dates between 2021 and 2026, excluding possible patent term extensions. We have at least seven different patent families containing one or more pending and/or issued patents directed to the Sativex formulation, the extracts from which Sativex is composed, the extraction technique used to produce the extracts and the therapeutic use of Sativex. In the key indication, treatment of cancer pain, we have obtained a patent in the United States, entitled "Pharmaceutical Compositions for the Treatment of Pain", which would expire in September 2026. This patent is specific to the United States, and we will not seek to file, or obtain corresponding rights under, this patent in other countries.

        Under the 2007 research collaboration agreement with Otsuka, all intellectual property (including both patents and non-manufacturing related know-how) that is conceived by either Otsuka or us during the course of the collaboration is jointly owned by Otsuka and us, and is referred to as "collaboration IP". We have an exclusive royalty-bearing sub-licensable license to use collaboration IP outside the fields of CNS and oncology (other than collaboration IP relating to cannabinoid drug candidates specifically being researched within the collaboration).

        At the end of the term of the collaboration, our rights will depend upon what, if any, product/product candidate(s) Otsuka selects to license. In the event Otsuka licenses one or more product/product candidate(s) from us, we cannot develop or commercialize products which compete with those products/product candidate(s). With respect to any product/product candidate(s) not licensed, we will have an exclusive sub-licensable royalty-bearing license to use collaboration IP both outside and within the fields of CNS and oncology.

        Under the collaboration agreement, we are responsible for the filing, prosecution, maintenance and defense of any patents filed on the jointly owned collaboration IP, and Otsuka is responsible for all out-of-pocket expenses associated therewith. In the event Otsuka no longer wishes to reimburse us for our out-of-pocket costs associated with any of the jointly owned patents, Otsuka is required to assign its rights to the patents in question back to us. Otsuka has the first right to bring and control any action for infringement of any joint patent rights in the research field, and we have the right to join such action at our own expense. In the event Otsuka fails to bring such an action, we have the right to bring and control any such action at our own expense. Neither party shall have the right to settle any infringement litigation regarding the joint patent rights inside the research field without the prior written consent of the other party.

        The term of individual patents depends upon the countries in which they are obtained. In most countries in which we have filed, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent's term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or PTO, in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent.

        The term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits term restoration as compensation for the term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits an extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Extensions cannot extend the remaining term of a patent beyond 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other non-U.S. jurisdictions; indeed Supplementary Protection Certificates have been applied for such that the European formulation patent for Sativex will be extended to 2025 in Europe. In the future, if and when our pharmaceutical product candidates receive FDA approval, we may apply for extensions on patents covering those products.

        To protect our rights to any of our issued patents and proprietary information, we may need to litigate against infringing third parties, avail ourselves of the courts or participate in hearings to determine the scope and validity of those patents or other proprietary rights.

        We also rely on trade secret protection for our confidential and proprietary information, and it is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us.

Manufacturing

        We are responsible for the manufacture and supply of our products for commercial and clinical trial purposes. We operate under GMP manufacturing licenses issued by the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom and our facilities have been audited by the MHRA on several occasions. We have personnel with extensive experience in production of botanical raw material, pharmaceutical production, quality control, quality assurance and supply chain.

        For commercial Sativex production, the BRM is currently contracted to an external third party, although our staff is at the contract site to monitor activity and production quality on a weekly basis. All other steps in the commercial production process for Sativex are performed in-house. We routinely hold significant inventories of Sativex BRM and BDS, both of which have extended shelf lives, that enable us to manufacture finished product on demand. We believe that these inventories are currently sufficient to enable us to continue to meet anticipated commercial demand for Sativex in the event of an interruption in our supply of BRM.

        We are in the process of expanding and upgrading parts of our manufacturing facilities in order to meet future demand and FDA requirements. Over the next two years, we will construct a new BDS production facility at our current site and install new BDS processing equipment. Longer term, depending on volume requirements, we anticipate the need to construct a new BDP facility.

        We have successfully exported cannabinoid commercial or research materials to 34 countries and have the necessary in-house expertise to manage the import/export process worldwide. We have substantial expertise in, and experience with, relevant international and national regulations in relation to the research, distribution and commercialization of cannabinoid therapeutics. We have formed relationships with relevant international and national agencies in order to enable licensing of research sites, establishing appropriate product distribution channels and securing licensed storage, obtaining import/export licenses, and facilitating amendments to relevant legislation if required prior to commercialization.

Competition

        The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our scientific knowledge, technology and development experience provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

        A synthetic THC (dronabinol) oral capsule has been approved and distributed in the United States for anorexia associated with weight loss in patients with AIDS. Dronabinol and nabilone (a synthetic molecule similar to THC) capsules have been approved and distributed in the United States for the treatment of nausea and vomiting associated with cancer chemotherapy in patients who have failed to respond adequately to conventional antiemetic treatments. We are also aware of exploratory research into the effects of THC formulations in other areas.

        We are aware of discovery research within the pharmaceutical industry into synthetic agonists and antagonists of CB1 and CB2 receptors. We are also aware of companies that supply synthetic cannabinoids and cannabis extracts to researchers for pre-clinical and clinical investigation. We are also aware of various companies that cultivate cannabis plants with a view to supplying herbal cannabis or non-pharmaceutical cannabis-based formulations to patients. These activities are generally not compliant with national and international legislation and have not been approved by the FDA.

        In both MS spasticity and cancer pain, Sativex aims to treat patients who do not respond adequately to standard of care. In MS spasticity, such treatments include baclofen and tizanidine and in cancer pain, such treatments include morphine and other opioids. Xenoport, Inc., a public biotech company, is developing a R-Baclofen Prodrug for MS spasticity. In cancer pain, the principal focus of ongoing clinical research by our potential competitors is in the development of alternative formulations of opioids.

        We have never endorsed or supported the idea of distributing or legalizing crude herbal cannabis for medical use and do not believe prescription cannabinoids are the same, and therefore competitive, with crude herbal cannabis. We have consistently maintained that only a cannabinoid medication, one that is standardized in composition, formulation, and dose, administered by means of an appropriate delivery system, and tested in properly controlled pre-clinical and clinical studies, can meet the standards of regulatory authorities around the world, including those of the FDA. We have also repeatedly stressed that these regulatory processes provide important protections for patients, and we believe that any cannabinoid medication must be subjected to, and satisfy, such rigorous scrutiny. Both the White House Office of National Drug Control Policy and U.S. Senate Caucus on International Narcotics Control have publicly expressed support for the development of cannabis-based therapeutics through the FDA approval pathway, referencing Sativex as an example of such a product.

Government Regulation and Product Approval

  FDA Approval Process

        In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

        Pharmaceutical product development in the United States typically involves pre-clinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate, well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

        Pre-clinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of pre-clinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

        A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

        Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with Good Clinical Practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors, and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

        The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or may impose other conditions.

        Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and confirmation of the result in a second trial would be practically or ethically impossible.

        After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all pre-clinical, clinical, and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $1,958,000, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently exceeding $98,000 per product and $526,000 per establishment. These fees are typically increased annually.

        The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug products are reviewed within ten to twelve months, while most applications for priority review drugs are reviewed in six to eight months. FDA can extend these reviews by three months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. For biologics, priority review is further limited only for drugs intended to treat a serious or life-threatening disease relative to the currently approved products. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

        The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practices, or cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

        After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

        An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

  Disclosure of Clinical Trial Information

        Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the U.S. National Institutes of Health. Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed until the product or new indication being studied has been approved. Competitors may use this publicly-available information to gain knowledge regarding the design and progress of our development programs.

  The Hatch-Waxman Act

  Orange Book Listing

        In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant's product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

        The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement, certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use, rather than certify to a listed method-of-use patent.

        If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

        A certification that the new product will not infringe the already approved product's listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

        The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

  Exclusivity

        Upon NDA approval of a new chemical entity or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA seeking approval of a generic version of that drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approval an ANDA for a generic drug that includes the change.

        An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

        For a botanical drug, FDA may determine that the active moiety is one or more of the principle components or the complex mixture as a whole. This determination would affect the utility of any 5-year exclusivity as well as the ability of any potential generic competitor to demonstrate that it is the same drug as the original botanical drug.

  Patent Term Extension

        After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug's testing phase—the time between IND submission and NDA submission—and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

        For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the PTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

  Advertising and Promotion

        Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

        Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

  Adverse Event Reporting and GMP Compliance

        Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

  Pediatric Information

        Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication where orphan designation has been granted.

        The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA's determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

  Controlled Substances

        The federal Controlled Substances Act of 1970, or CSA, and its implementing regulations establish a "closed system" of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the U.S. Drug Enforcement Administration, or DEA. The DEA is the federal agency responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

        Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the particular location, activity(ies) and controlled substance schedule(s). For example, separate registrations are required for importation and manufacturing activities, and each registration authorizes which schedules of controlled substances the registrant may handle. However, certain coincident activities are permitted without obtaining a separate DEA registration, such as distribution of controlled substances by the manufacturer that produces them.

        The DEA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV, or V—with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. They may be used only in federally-approved research programs and may not be marketed or sold for dispensing to patients in the United States. Pharmaceutical products having a currently accepted medical use that are otherwise approved for marketing may be listed as Schedule II, III, IV or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence. The regulatory requirements are more restrictive for Schedule II substances than Schedule III substances. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist in most situations, and cannot be refilled.

        The DEA inspects all manufacturing facilities to review security, record keeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. An application for a manufacturing registration as a bulk manufacturer (not a dosage form manufacturer or a repacker/relabeler) for a Schedule I or II substance must be published in the Federal Register, and is open for 30 days to permit interested persons to submit comments, objections, or requests for a hearing. A copy of the notice of the Federal Register publication is forwarded by DEA to all those registered, or applicants for registration, as bulk manufacturers of that substance. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. As with applications for registration as a bulk manufacturer, an application for an importer registration for a Schedule I or II substance must also be published in the Federal Register, which remains open for 30 days for comments. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics. In some cases, Schedule III non-narcotic substances may be subject to the import/export permit requirement, if necessary to ensure that the United States complies with its obligations under international drug control treaties.

        For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA's estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. This limited aggregate amount of cannabis that the DEA allows to be produced in the United States each year is allocated among individual companies, which, in turn, must annually apply to the DEA for individual manufacturing and procurement quotas. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.

        The states also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State Authorities, including Boards of Pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

  Europe/Rest of World Government Regulation

        In addition to regulations in the United States, we are and will be subject, either directly or through our distribution partners, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products, if approved.

        Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials. In Europe, for example, a clinical trial application, or CTA, must be submitted to the competent national health authority and to independent ethics committees in each country in which a company intends to conduct clinical trials. Once the CTA is approved in accordance with a country's requirements, clinical trial development may proceed in that country.

        The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the European Union member states resulting from the national implementation of underlying E.U. legislation. In all cases, the clinical trials are conducted in accordance with GCP and other applicable regulatory requirements.

        To obtain regulatory approval of an investigational drug under E.U. regulatory systems, we must submit a marketing authorization application. This application is similar to the NDA in the United States, with the exception of, among other things, country-specific document requirements. Drugs can be authorized in the European Union by using (i) the centralized authorization procedure, (ii) the mutual recognition procedure, (iii) the decentralized procedure or (iv) national authorization procedures. The initial Sativex approvals were a consequence of an application under the De-Centralized Procedure, or DCP, to the E.U. member states of the United Kingdom and Spain.

        The EMA implemented the centralized procedure for the approval of human drugs to facilitate marketing authorizations that are valid throughout the European Union. This procedure results in a single marketing authorization granted by the European Commission that is valid across the European Union, as well as in Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated "orphan drugs" (drugs used for rare human diseases) and (iv) advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used for human drugs which do not fall within the above mentioned categories if the human drug (a) contains a new active substance which, on the date of entry into force of this Regulation, was not authorised in the Community; or (b) the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorisation in the centralized procedure is in the interests of patients or animal health at European Community level.

        Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or CHMP), with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: the seriousness of the disease to be treated; the absence of an appropriate alternative therapeutic approach, and anticipation of exceptional high therapeutic benefit. In this circumstance,

EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter.

        The mutual recognition procedure, or MRP, for the approval of human drugs is an alternative approach to facilitate individual national marketing authorizations within the European Union. Basically, the MRP may be applied for all human drugs for which the centralized procedure is not obligatory. The MRP is applicable to the majority of conventional medicinal products, and is based on the principle of recognition of an already existing national marketing authorization by one or more member states. Since the first approvals for Sativex were national approvals in the United Kingdom and Spain (following a DCP), the only route open to us for additional marketing authorizations in the European Union was the MRP.

        The characteristic of the MRP is that the procedure builds on an already existing marketing authorization in a member state of the E.U. that is used as reference in order to obtain marketing authorizations in other E.U. member states. In the MRP, a marketing authorization for a drug already exists in one or more member states of the E.U. and subsequently marketing authorization applications are made in other European Union member states by referring to the initial marketing authorization. The member state in which the marketing authorization was first granted will then act as the reference member state. The member states where the marketing authorization is subsequently applied for act as concerned member states.

        The MRP is based on the principle of the mutual recognition by European Union member states of their respective national marketing authorizations. Based on a marketing authorization in the reference member state, the applicant may apply for marketing authorizations in other member states. In such case, the reference member state shall update its existing assessment report about the drug in 90 days. After the assessment is completed, copies of the report are sent to all member states, together with the approved summary of product characteristics, labeling and package leaflet. The concerned member states then have 90 days to recognize the decision of the reference member state and the summary of product characteristics, labeling and package leaflet. National marketing authorizations shall be granted within 30 days after acknowledgement of the agreement.

        Should any Member State refuse to recognize the marketing authorization by the reference member state, on the grounds of potential serious risk to public health, the issue will be referred to a coordination group. Within a timeframe of 60 days, member states shall, within the coordination group, make all efforts to reach a consensus. If this fails, the procedure is submitted to an EMA scientific committee for arbitration. The opinion of this EMA Committee is then forwarded to the Commission, for the start of the decision making process. As in the centralized procedure, this process entails consulting various European Commission Directorates General and the Standing Committee on Human Medicinal Products or Veterinary Medicinal Products, as appropriate. Since the initial approvals of Sativex in the United Kingdom and Spain, there have been two "waves" of additional approvals under two separate MRPs. Both of these procedures have been completed without any referral, and therefore without any delay.

        For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements.

        If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

        In addition, most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including cannabis extracts.

Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to our obtaining marketing approval for Sativex and our other products in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit Sativex or our other products to be marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time. In that case, we would be unable to market our products in those countries in the near future or perhaps at all.

  Reimbursement

        Sales of pharmaceutical products in the United States will depend, in part, on the extent to which the costs of the products will be covered by third-party payers, such as government health programs, commercial insurance and managed health care organizations. These third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payers do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

        The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries and included a major expansion of the prescription drug benefit under Medicare Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers.

        On February 17, 2009, President Obama signed into law The American Recovery and Reinvestment Act of 2009. This law provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payers, it is not clear how such a result could be avoided and what if any effect the research will have on the sales of our product candidates, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor's product could adversely affect the sales of our product candidates. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payer to not cover our product candidates could reduce physician usage of the product candidate and have a material adverse effect on our sales, results of operations and financial condition.

        The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the ACA) enacted in March 2010, is expected to have a significant impact on the health care industry. The ACA is expected to expand coverage for the uninsured while at the same time contain overall health care costs. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. We cannot predict the impact of the ACA on pharmaceutical companies as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, although the United States Supreme Court has upheld the constitutionality of most of the ACA, some states have stated their intentions to not implement certain section of ACA and some members of Congress are still working to repeal ACA. These challenges add to the uncertainty of the changes enacted as part of ACA. In addition, the current legal challenges to the ACA, as well as Congressional efforts to repeal the ACA, add to the uncertainty of the legislative changes enacted as part of the ACA.

        In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

  Other Health Care Laws and Compliance Requirements

        In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), or CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, or VHCA, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the VHCA, drug companies are required to offer certain drugs at a reduced price to a number of federal agencies including U.S. Department of Veteran Affairs and U.S. Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Recent legislative changes purport to require that discounted prices be offered for certain U.S. Department of Defense purchases for its

TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

        In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities or register their sales representatives. Other legislation has been enacted in certain states prohibiting pharmacies and other health care entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Legal Proceedings and Related Matters

        From time to time, we may be party to litigation that arises in the ordinary course of our business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.

Employees

        As at September 30, 2012, we had 182 full-time equivalent employees. Of these employees, 114 were in research and development, 38 were in manufacturing and operations, 16 were in quality control and quality assurance, 14 were in management and administrative functions (including business development, finance, intellectual property, information technology and general administration). We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

Property

        Our principal executive offices are located in Wiltshire, United Kingdom, and in London, United Kingdom. Our leased offices in Wiltshire encompass 2,942 square feet. The lease for this space expires in August 2013. In London, we lease 2,680 square feet of office space. The lease for this space expires in September 2015. In addition to our principal executive offices, we lease 12,120 square feet of office space near Cambridge, United Kingdom. The lease for this space expires in May 2021. Our in-house research and manufacturing functions are performed at facilities we lease in the south of the United Kingdom. In the aggregate, we currently lease 76,419 square feet of research and manufacturing space. The leases for this space expire in June 2013 for 3,216 square feet, October 2013 for 3,847 square feet and January 2019 for 69,356 square feet. We also have an agreement to lease an additional 14,560 square feet of research and manufacturing space upon the completion of certain property development activities which we expect to be completed in December 2012. All of our property is leased. We believe that our office, research and manufacturing facilities are sufficient to meet our current needs. However, in anticipation of future demand, we are negotiating the terms of a lease for an additional manufacturing facility.

MANAGEMENT

        The following table sets forth the names, ages and positions of our executive officers and directors as of immediately prior to this offering:

Name	Age	Position
Executive Officers
Dr. Geoffrey Guy(3)	58	Executive Chairman of the Board of Directors and member of Board of Directors
Justin Gover	41	Managing Director and member of Board of Directors
Dr. Stephen Wright	60	Research and Development Director and member of Board of Directors
Adam George	42	Finance Director and member of Board of Directors
Chris Tovey	47	Chief Operating Officer and member of Board of Directors
Non-Employee Directors
James Noble(1)(2)(3)(4)	53	Deputy Chairman
Cabot Brown(1)(2)(3)(4)(5)	51	Non-Executive Director
Thomas Lynch(1)(2)(4)	55	Non-Executive Director

(1)
Member of the Audit Committee.

(2)
Member of the Remuneration Committee.

(3)
Member of the Nomination Committee.

(4)
An "independent director" as such term is defined in Rule 10A-3 under the Exchange Act.

(5)
The board intends to confirm Mr. Brown's appointment in January 2013 and prior to the completion of this offering.

Executive Officers

        Dr. Geoffrey Guy is our founder and has served as our Executive Chairman since 1998. Dr. Guy has over 30 years of experience in medical research and global drug development, most recently as Chairman and Chief Executive of Ethical Holdings plc, a Nasdaq-quoted drug delivery company (now Amarin plc, or Amarin), which he founded in 1985 and led to its Nasdaq listing in 1993. He also founded Phytopharm plc in 1989, of which he was Chairman until 1997. Dr. Guy has been the physician in charge of over 200 clinical studies including first dose in man, pharmacokinetics, pharmacodynamics, dose-ranging, controlled clinical trials and large scale multi-centred studies and clinical surveys. He is also an author on numerous scientific publications and has contributed to six books. Dr. Guy was appointed as Visiting Professor in the School of Science and Medicine at the University of Buckingham in July 2011. He also received the "Deloitte Director of the Year Award in Pharmaceuticals and Healthcare" in 2011. Dr. Guy holds a BSc. in pharmacology from the University of London, an MBBS at St. Bartholomew's Hospital, an MRCS Eng. and LRCP London, an LMSSA Society of Apothecaries and a Diploma of Pharmaceutical Medicine from the Royal Colleges of Physicians.

        Justin Gover has served as our Managing Director since January 1999. He has 17 years experience in the pharmaceutical industry. As Managing Director, he has been the lead executive responsible for the running of our company's operations, as well as in leading equity financings and business development activities. Prior to joining our company, Mr. Gover was Head of Corporate Affairs at Ethical Holdings plc from 1995 to 1997 where he was responsible for the company's strategic corporate activities, including mergers and acquisitions, strategic investments, equity financings and investor relations. Mr. Gover holds an M.B.A. from INSEAD and a BSc. (Hons) from Bristol University.

        Dr. Stephen Wright has served as our Research and Development Director since January 2004 and as a Director since March 2005. Dr. Wright has more than 20 years of experience in drug development. Prior to joining our company, Dr. Wright was Senior Vice President of Clinical Research & Development and a member of the U.K. Board of Directors at Ipsen Limited, where he led teams responsible for regulatory success in both the United States and the European Union. Dr. Wright also has direct U.S. drug development experience, first as Medical Director of Immunosciences, then as Venture Head of Neuroscience at Abbott Laboratories. Dr. Wright is a Fellow of the Royal College of Physicians of Edinburgh and the Faculty of Pharmaceutical Medicine. Dr. Wright is also a Visiting Professor in the School of Chemistry, Food and Pharmacy at The University of Reading and is the author of more than 100 publications, and several book chapters. Dr. Wright received an M.D. and an M.A. in Social and Political Science from the University of Cambridge and qualified in Medicine (MBBS) at The Royal London Hospital.

        Adam George has served as our Finance Director since June 2012. Mr. George also acts as our Company Secretary. Prior to taking on his current role, Mr. George served as our Financial Controller since 2007. Mr. George has previously occupied several senior finance roles within both public and privately-owned companies, most recently as Finance Director from 2004 to 2007 and as Group Financial Controller from 2001 to 2004 of Believe It Group Limited (now 4Com plc), a telecommunications service provider. Mr. George holds an BSc. in Biology from Bristol University and is qualified as a chartered accountant.

        Chris Tovey has served as our Chief Operating Officer since October 2012. Mr. Tovey has over 25 years experience in the pharmaceutical industry. Prior to joining our Company, Mr. Tovey was at UCB Pharmaceuticals from 2006 to 2012. Most recently, Mr. Tovey was the Vice President of Global Marketing Operations where he was responsible for worldwide marketing activities on a portfolio of UCB products generating over €2.0 billion in annual sales. Previous experience and roles at UCB included Managing Director Greece and Cyprus, and leader of all UCB activities on the orphan narcotic medication Xyrem®, used in the treatment of narcolepsy. Mr. Tovey previously spent 18 years at GlaxoSmithKline plc in senior commercial roles in both the European and U.K. organizations. These roles included Director Commercial Strategy Distribution Europe, Director European Vaccine Therapy Director Commercial Development U.K., Director Vaccines Business Unit U.K. and Business Unit Manager Oncology U.K. While at GSK, Mr. Tovey worked across a wide range of therapeutic areas including infectious diseases, neurology, oncology, diabetes, respiratory, and immunology. Mr. Tovey holds a BSc. degree in Marine Biology from the University of Liverpool.

Non-Employee Directors

        James Noble has served as a Non-Executive Director since January 2007. Mr. Noble has 20 years of experience in the biotech industry. Mr. Noble currently serves as Chief Executive Officer of Immunocore Limited and Adaptimmune Limited, two privately-held companies involved in T-cell receptor technology. Mr. Noble has previously held numerous non-executive director positions, including at CuraGen Corporation, PowderJect Pharmaceuticals plc, Oxford GlycoSciences plc, MediGene AG, and Advanced Medical Solutions plc. Mr. Noble is qualified as a chartered accountant with Price Waterhouse and spent seven years at the investment bank Kleinwort Benson Limited, where he became a director in 1990. He then joined British Biotech plc as Chief Financial Officer and secured the company's IPO on the Nasdaq and London stock exchanges in 1992. Mr. Noble was previously Chief Executive Officer of Avidex Limited, a privately-held biotechnology company. Mr. Noble holds an M.A. from the University of Oxford. Our board of directors believes Mr. Noble's qualifications to serve as a member of our board include his financial expertise, his extensive experience in the pharmaceutical industry and his years of experience in his leadership roles as a director and executive officer.

        Cabot Brown has agreed to serve as a Non-Executive Director, and the board of directors intends to confirm his appointment in January 2013, prior to the completion of this offering, Mr. Brown has over 25 years of experience in the financial industry. Mr. Brown is the Founder and Chief Executive Officer of Carabiner LLC, an advisory and private equity firm based in San Francisco and London that specializes in health care and education. Previously, Mr. Brown served as a Managing Director at GCA Savvian Group Corp., an international financial advisory firm, from 2011 to 2012 where he directed the firm's efforts in the health care industry. Before joining GCA Savvian, Mr. Brown worked for ten years at Seven Hills Group, an investment banking group he co-founded where he also directed the firm's health care activities. He also was Managing Director of Brown, McMillan & Co., an investment firm he co-founded that sponsored buy-outs and venture capital investments. From 1987 until 1995, Mr. Brown worked at Volpe, Welty & Company, a boutique investment bank where he co-founded and ran the health care practice and served as a member of its Executive Committee. Mr. Brown started his finance career in New York, working in the investment banking departments of The First Boston Corporation and Lehman Brothers. Mr. Brown holds an M.B.A. from Harvard Business School with high distinction as a George F. Baker Scholar and an A.B. cum laude in Government from Harvard College. Our board of directors believes Mr. Brown's qualifications to serve as a member of our board include his financial expertise, his extensive experience in the health care industry and his years of experience in his leadership roles as a director and executive officer.

        Thomas Lynch has served as a Non-Executive Director since July 2010. Mr. Lynch has over 19 years of experience in the biotechnology industry. Mr. Lynch currently serves as a senior independent director of ICON plc, a clinical research company, and Profectus BioSciences Inc., (a company conducting research into immunological diseases) and is Chairman of Chrontech AB, a Swedish company conducting research in infectious diseases. Previously, Mr. Lynch served as Chairman and Chief Executive Officer of Amarin from 2000 and 2007, respectively, until December 2009. Mr. Lynch continues to serve as a non-executive director of Amarin. From 1993 to 2004, Mr. Lynch worked in a variety of capacities in Elan Corporation plc, including Chief Financial Officer, Executive Vice-President, Vice-Chairman and senior adviser. Mr. Lynch holds an economics degree from Queen's University Belfast. Our board of directors believes Mr. Lynch's qualifications to serve as a member of our board include his extensive experience in the pharmaceutical industry and his years of experience in his leadership roles as a director and executive officer.

Board Composition

        Our business affairs are managed under the direction of our board of directors, which is currently composed of eight members. Three of our directors qualify as independent directors under Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

Committees of the Board of Directors and Corporate Governance

        Subject to certain exceptions, the rules of the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq.

        The committees of our board of directors consist of an audit committee, a remuneration committee and a nominations committee. Each of these committees has the responsibilities described below. Our board of directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

  Audit Committee

        Prior to completion of the offering, the members of our audit committee will be our three non-executive directors, Mr. James Noble, Mr. Cabot Brown and Mr. Thomas Lynch, and each of the members is an "independent director" as such term is defined in Rule 10A-3 under the Exchange Act.

Mr. Noble serves as chair of the audit committee. Our board of directors has determined that Mr. Noble is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our Audit Committee meets at least three times per year and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. Our Audit Committee meets at least once a year with the external auditors and our independent registered public accounting firm without executive Board members present. The audit committee is also responsible for overseeing the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring of their objectivity and independence. The Audit Committee also considers the fees paid to the external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine their independence.

  Remuneration Committee

        Prior to completion of the offering, the members of the Remuneration Committee will be our three non-executive directors, Mr. James Noble, Mr. Cabot Brown and Mr. Thomas Lynch, and each of the members is an "independent director" as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934. Mr. Lynch serves as chair of the remuneration committee. Our Remuneration Committee reviews, among other things, the performance of the Executive Directors and sets the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders. The Remuneration Committee also determines the allocation of awards under the Long-Term Incentive Plan, or LTIP to our executive directors. No director has a service agreement with a notice period exceeding one year. During the year ended September 30, 2012, there were three meetings of the Remuneration Committee. It is a policy of the Remuneration Committee that no individual participates in discussions or decisions concerning his own remuneration.

  Nominations Committee

        Prior to completion of the offering, the members of the nominations committee will be Dr. Geoffrey Guy, Mr. James Noble and Cabot Brown. Dr. Guy serves as chair of the nominations committee and oversees the evaluation of the board's performance. Dr. Guy's performance as Chairman is reviewed by Mr. Noble, in his capacity as senior independent director, taking into account feedback from other members of the board of directors. The nominations committee meets at least twice a year and reviews the structure, size and composition of the board of directors, supervising the selection and appointment process of directors, making recommendations to the board of directors with regard to any changes and using an external search consultancy if considered appropriate. For new appointments, the nominations committee will make a final recommendation to the board of directors, and the board has the opportunity to meet the candidate prior to approving the appointment. Once appointed, the nominations committee oversees the induction of new directors and provides the appropriate training to the board during the course of the year in order to ensure that they have the knowledge and skills necessary to operate effectively. The nominations committee is also responsible for annually evaluating the performance of the board, both on an individual basis and for the board as a whole, taking into account such factors as attendance record, contribution during board meetings and the amount of time that has been dedicated to board matters during the course of the year.

Code of Business Conduct and Ethics

        Prior to completion of the offering, our Code of Business Conduct and Ethics will be applicable to all of our employees, officers and directors. The Code of Business Conduct and Ethics will be available on our website at http://www.gwpharm.com. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation

        The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of the executive management board for services in all capacities to us and our subsidiaries for the year ended September 30, 2012, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended September 30, 2012 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

  Directors and Executive Management Board Compensation

  Directors Compensation

        For the year ended September 30, 2012, the table below sets forth the compensation paid to our directors, and in the case of Messrs. Guy, Gover, Wright and George, reflects the compensation paid for their services as our executives.

Year Ended September 30, 2012 Directors Compensation(1)

Name	Salary/ Fees	Annual Bonus	Benefits Excluding Pension(2)	Pension Benefit(3)	Total
	£	£	£	£	£
Dr. Geoffrey Guy Executive Director Chairman	348,675	154,891	3,619	50,395	557,580
Justin Gover Executive Director Managing Director	278,262	127,369	2,662	45,917	454,210
Dr. Stephen Wright Executive Director Research and Development Director	234,145	106,090	3,902	40,182	384,319
Adam George(4) Executive Director Finance Director	131,055	30,000	2,590	4,929	168,574
David Kirk Executive Director Finance Director—retired June 1, 2012	182,279	103,000	2,291	21,780	309,350
Chris Tovey(5) Executive Director Chief Operating Officer	—	—	—	—	—
James Noble Non-Executive Director Deputy Chairman	52,213	—	—	—	52,213

Name	Salary/ Fees	Annual Bonus	Benefits Excluding Pension(2)	Pension Benefit(3)	Total
	£	£	£	£	£
Richard Forrest(6) Non-Executive Director	38,213	—	—	—	38,213
Cabot Brown(7) Non-Executive Director	—	—	—	—	—
Thomas Lynch(8) Non-Executive Director	—	—	—	—	—

(1)
For the year ended September 30, 2012, the compensation of all our Non-Executive and Executive Directors was set, and paid, in pounds sterling (£).

(2)
For our Executive Directors, these amounts represent the value of the personal benefits granted to our senior management for the year ended September 30, 2012, which include car allowance and medical and life insurance.

(3)
These amounts represent our contribution into money purchase plans.

(4)
Mr. George was appointed on June 1, 2012.

(5)
Mr. Tovey was appointed on October 1, 2012.

(6)
Mr. Forrest will be retiring on January 18, 2013.

(7)
The board intends to confirm Mr. Brown's appointment in January 2013 and prior to the completion of this offering.

(8)
Mr. Lynch has waived his right to receive remuneration for his service as a Non-Executive Director.

  Executive Management Compensation

        The compensation for each member of our executive management board is comprised of the following elements: base salary, annual bonus, personal benefits, and long-term incentives. The total amount of compensation paid and benefits in kind granted to the members of our executive management board, whether or not a director, for the year ended September 30, 2012 was £2.0 million.

  Bonus Plans

        The discussion set forth below describes each bonus plan pursuant to which compensation was paid to our directors and members of our executive management board for our last full year.

        Executive Directors are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the Group as a whole based upon the achievement of strategic objectives set at the beginning of the year. The awards are normally limited to a maximum of 50% of basic salary, however in exceptional circumstances the annual maximum may increase up to 100% of basic salary.

  Outstanding Equity Awards, Grants and Option Exercise

        During the year ended September 30, 2012, 701,770 options to purchase ordinary shares were awarded to the directors. As of September, 2012, directors held options to purchase 6,244,166 ordinary shares. Directors exercised 140,000 options during the year ended September 30, 2012.

        We periodically grant share options to employees, including executive officers, to enable them to share in our successes and to reinforce a corporate culture that aligns employee interests with that of our shareholders. Since September 30, 2010, we have granted a number of additional options to purchase ordinary shares to 39 employees who are not members of our executive management board.

        Options issued under our Long Term Incentive Plan have an exercise price of £0.001 per share, a three-year vesting period and expire ten years from the date of grant. These options are also subject to a number of different performance conditions. If the relevant performance conditions are not achieved by the three-year vesting date, the options lapse. In addition, generally, an optionholder must remain an employee throughout the relevant vesting period or the options will lapse. Options issued under the other share option schemes were all issued with an exercise price equal to the closing market price on the day prior to grant, a three-year vesting period and expire ten years from date of grant. The only performance condition linked to these awards was continued employment throughout the vesting period.

  Pension, Retirement and Similar Benefits

        For the year ended September 30, 2012, we and our subsidiaries contributed a total of £0.2 million into money purchase plans to provide pension, retirement or similar benefits to our directors and members of the executive management board.

Employment Agreements

  Dr. Geoffrey Guy

        On November 1, 2000, GW Pharmaceuticals Limited entered into a service agreement with Dr. Guy, our Executive Chairman. However, prior to the completion of this offering, we expect to enter into (most likely on behalf of GW Research Limited) an updated service agreement with Dr. Guy, which will provide that his service will continue until either party provides no less than 12 months' written notice. Upon notice of termination, GW Research Limited may require Dr. Guy not to attend work for all or any part of the period of notice, during which time he will continue to receive his salary and other contractual entitlements. GW Research Limited may terminate Dr. Guy's employment with immediate effect at any time by notice in writing for certain circumstances as described in his service agreement, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of his service.

        Dr. Guy's updated service agreement will provide for a base salary of £322,174 per annum (to be reviewed annually), a car allowance of £24,960 per annum, plus a monthly pension contribution of 17.5% of salary, permanent health insurance coverage, life assurance coverage and private health insurance, and a bonus on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion. Dr. Guy's service agreement will provide that for a 12 months following termination of his employment with GW Research Limited, he will not entice, induce or encourage any customer or employee to end their relationship with GW Research Limited or any other member of the Group, solicit or accept business from customers or engage in competitive acts more fully described in his service agreement.

  Justin Gover

        On November 1, 2000, GW Pharmaceuticals Limited entered into a service agreement with Mr. Gover, our Managing Director. However, prior to the completion of this offering, we expect to enter (most likely on behalf of GW Research Limited) into an updated service agreement with Mr. Gover, which will provide that his service will continue until either party provides no less than 12 months' written notice. Upon notice of termination, GW Research Limited may require Mr. Gover not to attend work for all or any part of the period of notice, during which time he will continue to receive his salary and other contractual entitlements. GW Research Limited may terminate Mr. Gover's employment with immediate effect at any time by notice in writing for certain circumstances as described in his service agreement, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of his service.

        Mr. Gover's updated service agreement will provide for a base salary of £264,928 per annum (to be reviewed annually), plus a monthly pension contribution of 17.5% of salary, car allowance of £15,600 per annum, permanent health insurance coverage, life assurance coverage and private health insurance, and a bonus on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion.

        Mr. Gover's service agreement will provide that for 12 months following termination of his employment with GW Research Limited, he will not entice, induce or encourage any customer or employee to end their relationship with GW Research Limited or any other member of the Group, solicit or accept business from customers or engage in competitive acts more fully described in his service agreement.

  Dr. Stephen Wright

        On March 23, 2005, GW Pharmaceuticals plc entered into a service agreement with Dr. Wright, our Research and Development Director. However, prior to the completion of this offering, we expect to enter (most likely on behalf of GW Research Limited) into an updated service agreement with Dr. Wright, which will provide that his service will continue until either party provides no less than twelve months' written notice. Upon notice of termination, GW Research Limited may require Dr. Wright not to attend work for all or any part of the period of notice, during which time he will continue to receive his salary and other contractual entitlements. GW Research Limited may terminate Dr. Wright's employment with immediate effect at any time by notice in writing for certain circumstances as described in his service agreement, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of his service.

        Dr. Wright's updated service agreement will provide for a base salary of £220,667 per annum (to be reviewed annually), plus a monthly pension contribution of 17.5% of salary, a car allowance of £15,600 per annum, life assurance coverage, the cost of membership for Dr. Wright, his spouse and children in a private patients medical plan, access to a permanent health insurance plan, and a bonus on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion.

        Dr. Wright's service agreement will provide that for 12 months following termination of his employment with GW Research Limited, he will not entice, induce or encourage any customer or employee to end their relationship with GW Research Limited or any other member of the Group, solicit or accept business from customers or engage in competitive acts more fully described in his service agreement.

  Adam George

        On June 1, 2012, GW Pharma Limited entered into a service agreement with Mr. George, our Finance Director. The service agreement provides for a base salary of £125,000 per annum (to be reviewed annually), plus a monthly pension contribution of 17.5% of salary, a car allowance of £15,600 per annum, life assurance coverage, the cost of membership for Mr. George, his spouse and children in a private patients medical plan, access to a permanent health insurance plan, and a discretionary bonus on such terms and of such amount as decided from time to time by the Remuneration Committee in its sole discretion.

        Mr. George's service agreement provides that his service will continue until either party provides no less than six months' written notice. The notice period is expected to increase to 12 months after two years' service, subject to approval by the Remuneration Committee. During the first two years of service, the notice period required from GW Pharma Limited will increase to 12 months if notice is given during the three month period immediately following a change of control of the company or during the three month period immediately before or immediately after GW Pharmaceuticals plc securities being listed on a U.S. investment exchange and offered to the public for the first time. Upon notice of termination, GW Pharma Limited may require Mr. George not to attend work for all or any part of the period of notice, during which time he will continue to receive his salary and other contractual entitlements. GW Pharma Limited may terminate Mr. George's employment with immediate effect at any time by notice in writing for certain circumstances as described in his service agreement, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of his service.

        Mr. George's service agreement provides that for a period of 12 months following termination of his employment with GW Pharma Limited, he will not entice, induce or encourage any customer or employee to end their relationship with GW Pharma Limited or any member of the Group, solicit or accept business from customers or engage in competitive acts more fully described in his service agreement.

  Chris Tovey

        On July 11, 2012, GW Pharma Limited entered into a service agreement with Mr. Tovey, our Chief Operating Officer. The service agreement provides for a base salary of £195,000 per annum (to be reviewed annually), plus a monthly pension contribution of 17.5% of salary, a car allowance of £15,600 per annum, life assurance coverage, the cost of membership for Mr. Tovey, his spouse and children in a private patients medical plan, access to a permanent health insurance plan, and a discretionary bonus on such terms and of such amount as decided from time to time by the Remuneration Committee in its sole discretion.

        Mr. Tovey's service agreement provides that his service will continue until either party provides no less than six months' written notice. Upon notice of termination, GW Pharma Limited may require Mr. Tovey not to attend work for all or any part of the period of notice, during which time he will continue to receive his salary and other contractual entitlements. GW Pharma Limited may terminate Mr. Tovey's employment with immediate effect at any time by notice in writing for certain circumstances as described in his employment agreement, including bankruptcy, criminal convictions, gross misconduct, or serious or repeated breaches of obligations to his service.

        Mr. Tovey's service agreement provides that for a period of 12 months following termination of his employment with GW Pharma Limited, he will not entice, induce or encourage any customer or employee to end their relationship with GW Pharma Limited or any other member of the Group, solicit or accept business from customers or engage in competitive acts more fully described in his service agreement.

  James Noble

        On January 19, 2007, GW Pharmaceuticals plc appointed Mr. Noble Deputy Chairman and Non-Executive Director with effect from January 26, 2007. However, prior to completion of this offering, we expect Mr. Noble to enter into an updated appointment letter, which will continue for no specific duration. The updated appointment letter will provide for Director's fees of £52,934 per annum plus reimbursement for all reasonable out-of-pocket expenses incurred on GW Pharmaceutical plc business and director's and officer's liability insurance, subject to the provisions governing such insurance and on such terms as our Board of Directors may from time to time decide. Mr. Noble's updated agreement will provide that he is not entitled to participate in any pension or employee share schemes and is not eligible for any other benefits.

        Mr. Noble's updated appointment letter provides that his appointment will continue until either party provides no less than three months' written notice and that he should be prepared to spend at least 12 days per year on company business. Mr. Noble's appointment may be automatically terminated if he is removed from office by a resolution of the shareholders, is not re-elected to office, vacates his office, commits any act that would justify summary termination of an employment contract or if he is unable to perform his duties under his appointment for six months consecutively or in aggregate in any period of one year. Mr. Noble's agreement provides that GW Pharmaceuticals plc may, during any period of notice, ask Mr. Noble not to attend any Board or General meetings or to perform any other services on its behalf. The draft updated agreement includes a non-compete clause, to take effect on termination, for a yet undetermined period of time.

  Cabot Brown

        We expect to appoint Mr. Brown as a Non-Executive Director in January 2013. Mr. Brown will also serve as a member of the Audit Committee, the Remuneration Committee and Nominations Committee.

        On appointment, we expect to enter into a letter of appointment, the terms of which will provide for an agreed Director's fee plus reimbursement for all reasonable out of pocket expenses incurred on GW Pharmaceuticals plc business and director's and officer's liability insurance, subject to the provisions governing such insurance and on such terms as our Board of Directors may from time to time. The agreement will provide that he is not entitled to participate in any pension and will not be eligible for other benefits.

        Mr. Cabot's agreement will also provide that his appointment will continue until either party provides no less than three months' written notice and that he should be prepared to spend at least 12 days per year on company business. Mr. Cabot's appointment may be automatically terminated if he is removed from office by a resolution of the shareholders, is not re-elected to office, vacates his office, commits any act that would justify summary termination of an employment contract or if he is unable to perform his duties under his appointment for six months consecutively or in aggregate in any period of one year. Mr. Cabot's agreement provides that GW Pharmaceuticals plc may, during any period of notice, ask Mr. Cabot not to attend any Board or General meetings or to perform any other services on its behalf. The draft updated agreement includes a non-compete clause, to take effect on termination, for a yet undetermined period of time.

  Thomas Lynch

        On July 22, 2010, GW Pharmaceuticals plc appointed Mr. Lynch, a Non-Executive Director. However, prior to completion of this offering, we expect Mr. Lynch to enter into an updated appointment letter, which will continue for no specific duration. Mr. Lynch existing agreement provides for Director's fees of £36,000 per annum and an additional £6,000 per annum for Mr. Lynch's role as Chairman of the Remuneration Committee, plus reimbursement for all reasonable out-of-pocket expenses incurred on GW Pharmaceutical plc business and director's and officer's liability insurance, subject to the provisions governing such insurance and on such terms as our Board of Directors may from time to time decide. The financial terms of the updated letter are currently under review and may differ from the prior agreement. Mr. Lynch's agreement provides that he is not entitled to participate in any pension or employee share schemes and is not eligible for any other benefits.

        Mr. Lynch's agreement provides that his appointment will continue until either party provides no less than three months' written notice and that he should be prepared to spend at least 12 days per year on company business. Mr. Lynch's appointment may be automatically terminated if he is removed from office by a resolution of the shareholders, is not re-elected to office, vacates his office, commits any act that would justify summary termination of an employment contract or if he is unable to perform his duties under his appointment for six months consecutively or in aggregate in any period of one year. Mr. Lynch's agreement provides that GW Pharmaceuticals plc may, during any period of notice, ask Mr. Lynch not to attend any Board or General meetings or to perform any other services on its behalf. The draft updated agreement includes a non-compete clause, to take effect on termination, for a yet undetermined period of time.

        Since his appointment as a Non-Executive Director, Mr. Lynch has waived his right to receive remuneration for this role.

Equity Compensation Plans

  GW Pharmaceuticals plc Long-Term Incentive Plan

        Our board of directors adopted and our shareholders approved the GW Pharmaceuticals plc Long-Term Incentive Plan, or the Long-Term Incentive Plan, on March 18, 2008. The Long-Term Incentive Plan permits participating employees to purchase Investment Shares and provides for the grant of Matching Awards and Performance Awards, or, collectively, Awards, all summarized below.

        Investment Shares.    The Remuneration Committee may invite any eligible employee to participate in the Long-Term Incentive Plan by purchasing ordinary shares, which are referred to as Investment Shares in this prospectus. The invitation will specify the maximum amount of Investment Shares which can be purchased, the procedure for purchasing the Investment Shares, the maximum number of ordinary shares which may be received as a Matching Award and other terms of the award. A "Return Date" will also be specified which is the date by which the invitation to participate must be accepted. As soon as practicable after the Return Date, we procure the Investment Shares. The participant will have full rights with respect to the Investment Shares. Any ordinary shares subject to a Matching Award with respect to Investment Shares will be transferred to the participant when the Matching Award vests.

        Matching Awards and Performance Awards.    Under the Long-Term Incentive Plan, the Remuneration Committee may grant Matching Awards or Performance Awards and will designate the type of award prior to the date on which the award is granted. The Remuneration Committee will also specify whether an Award is a Conditional Award or an option to purchase our ordinary shares, referred to in this prospectus as an Option; provided, however, that if the Remuneration Committee does not specify the type of Award, the Award will be in the form of an Option. Awards may be granted only within the six weeks beginning with the dealing date after the date on which we announce our results for any period or at any other time that the Committee determines that the circumstances justify the grant. The Remuneration Committee may determine that any Conditional Award or Option may be settled in cash rather than ordinary shares unless it would be unlawful to do so or if it would cause adverse tax or social security contribution consequences for the participant or us or our affiliates.

        Vesting of Awards.    Awards generally vest on the later of the date on which the Remuneration Committee determines whether any applicable performance conditions or other vesting condition have been met or the third anniversary of the grant date (or such other date as the Remuneration Committee may determine prior to the grant of the applicable Award). In addition, a Matching Award will lapse on the date on which the participant does any act in breach of the terms relating to Investment Shares or loses his entitlement to, transfers, charges or otherwise disposes of the Investment Shares to which the Matching Award relates and the lapse shall be pro rata to the number of the affected Investment Shares.

        If a participant ceases to be a director or employee of us or our affiliates before the normal vesting date of an Award by reason of (i) death, (ii) retirement with the agreement of the Remuneration Committee (in the case of our executive directors or senior management) or the employer (in the case of other participants), (iii) ill health, injury or disability, (iv) redundancy, (v) his office or employment is with a company that ceases to be one of our affiliates or relating to a business or part of a business which is transferred to an unrelated third party, or (vi) or for any other reason that the Remuneration Committee determines, then the Award will vest on the normal vesting date unless the Remuneration Committee decides that the Award will vest on the date specified in paragraphs (i) through (vi) above (and an Option could be exercised for six months thereafter). If a participant ceases to be a director or employee in other circumstances, the Award will lapse immediately upon cessation of service. Special rules apply to determine the number of ordinary shares that will vest in any specified circumstances, including application of any performance conditions.

        Limits on Ordinary Shares and Awards.    No Award may be made under the Long-Term Incentive Plan in any calendar year if, at the time of the proposed grant date, it would cause the number of our ordinary shares allocated on or after June 28, 2001 and in the period of ten calendar years ending with that calendar year under the Long-Term Incentive Plan, any other employee share plan operated by us or any other share incentive arrangement operated by us for the benefit of directors or consultants to any participating company to exceed ten percent of our ordinary share capital in issue at that time. Ordinary shares are generally considered to be allocated if they are subject to outstanding options to acquire unissued shares or treasury shares, if they are issued or transferred from treasury otherwise than pursuant to an option or other right to acquire the ordinary shares or, in certain circumstances, if they are issued or may be issued to any trustees to satisfy the grant of an option or other contractual right. Existing shares other than treasury shares that are transferred or over which options or other contractual rights are granted are not treated as allocated. Special rules apply to the determination of whether shares are allocated in the case of awards that expire or are settled in cash or where institutional investor guidelines cease to require the shares to be counted as allocated. In addition, the aggregate number of shares in relation to which Awards may be made pursuant to the Long-Term Incentive Plan after September 30, 2012 shall not exceed 15 million.

        Except as otherwise determined by the Committee for exceptional circumstances (such as recruitment or retention), the maximum total market value of our ordinary shares over which Award may be granted to any employee during any year is 100% of the employee's base salary.

        Takeovers and Corporate Events.    If a person or group obtains control of us pursuant to a general offer to acquire our ordinary shares or has obtained control of us and then makes such an offer or such an offer becomes unconditional in all respects, then the Remuneration Committee will notify all participants and all Awards will vest on the date determined by the Remuneration Committee (but no later than the date of the change in control or offer becoming unconditional) and any Option can be exercised within one month after such early vesting date. Special vesting rules apply in the context of a winding up of us or in the event of a demerger, special dividends or other events which, in the opinion of the Remuneration Committee would affect the market price of our ordinary shares to a material extent. In certain cases, the Remuneration Committee, with the consent of an acquiring company if applicable, may decide before the change of control that an Award will not vest under the special vesting provisions but shall instead be surrendered in consideration for the grant of a new award which the Remuneration Committee determines is equivalent in value to the Award that it replaces. Special rules apply to determine the numbers of ordinary shares that will vest in any specified circumstances, including application of any performance conditions.

        Adjustment of Awards.    In the event that there is any variation in our share capital or any demerger, special dividend or other similar event which affects the market price of our ordinary shares to a material extent, the Remuneration Committee may make such adjustments as it considers appropriate, taking into account where relevant, any adjustment to the related holding of Investment Shares. Any such adjustments may be made to one or more of the number of ordinary shares subject to an Award, the option price or the number of ordinary shares that may be transferred pursuant to a vested Award which has not yet been settled. Limitations apply to the extent that any such adjustments may reduce the price at which ordinary shares may be purchased pursuant to the exercise of an Option.

        Transferability.    No award under the Long-Term Incentive Plan may be transferred, assigned, charged or otherwise disposed of (except on death to the recipient's personal representatives) and will lapse immediately upon an attempt to do so. In addition, an award under the Long-Term Incentive Plan will lapse immediately if the recipient of an award is declared bankrupt.

        Amendment and Termination.    The Long-Term Incentive Plan will expire ten years after the date that it was approved by our shareholders and no awards may be granted thereunder after the expiration date. The Committee may, at any time, alter the Long-Term Incentive Plan or the terms of any Award; provided, however, that no alteration to the benefit of a participant or potential participants will be made to the provisions relating to the individual limits on participation, the overall limits on the issue of ordinary shares or transfer of treasury shares, the overall limit on the number of ordinary shares which may be subject to Awards or the foregoing restrictions without approval of our ordinary shareholders. Minor alterations to benefit the administration of the Long-Term Incentive Plan, to take into account changes in law or obtain or maintain favorable tax treatment, exchange control or regulatory treatment for participants or us and our affiliates or alterations to performance conditions are not subject to shareholder approval. Alterations to the disadvantage of participants (other than changes to performance conditions) may not be made unless all participants have the opportunity to approve the change and the change is approved by a majority of the participants. Although performance conditions can generally be altered by the Committee, we have undertaken to consult with our major shareholders prior to altering any performance conditions existing as of January 18, 2008.

  GW Pharmaceuticals All Employee Share Scheme

        GW Pharma Ltd. (then GW Pharmaceuticals Ltd.) adopted the GW Pharmaceuticals All Employee Share Scheme, or the Share Scheme, on August 16, 2000 and it was approved by the U.K.'s Inland Revenue on August 25, 2000 as what is now known as an approved share incentive plan. The Share Scheme provides for the grant of awards of our ordinary shares, which may be Free Shares, Matching Shares or Partnership Shares, or, collectively, Share Scheme Awards, all summarized below, in a tax advantageous manner. Dividends payable in relation to Share Scheme Awards may be reinvested as Dividend Shares subject to the scheme. Shares awarded are held by the trustees of the scheme, or the Trustees, in a specially established trust on behalf of the participants. The scheme originally operated over ordinary shares in GW Pharma Ltd, but following our acquisition of GW Pharma Ltd the scheme was amended so that it operated over our ordinary shares.

        Eligibility.    Generally, employees of GW Pharma or certain of its subsidiaries are eligible to receive Share Scheme Awards under the Plan. In order to satisfy certain U.K. tax rules, certain participants, referred to in this prospectus as Qualifying Employees, must be invited to participate in the Share Scheme if they are otherwise eligible.

        Generally, all Qualifying Employees who are required to be invited (or who have been invited) to participate in an Share Scheme Award under the Share Scheme will participate on the same terms. We may, however, make awards of Free Shares to Qualifying Employees which vary by reference to their remuneration, length of service or hours worked or by reference to their performance.

        Free Shares.    The Trustees, with the prior consent of GW Pharma Ltd., may award Free Shares. The number of Free Shares to be awarded to each Qualifying Employee will be determined by GW Pharma Ltd. and the initial market value of any such Share Scheme Award in any tax year will not exceed £3,000. The number of Free Shares granted to a Qualifying Employee on any date may be determined by reference to performance allowances. If such performance allowances are used, they will apply to all Qualifying Employees. The Share Scheme sets forth methodologies for determining how to calculate the number of Free Shares that are awarded to a Qualifying Employee by reference to performance allowances. With respect to the grant of Free Shares, a holding period is specified through which a participant who has been granted Free Shares must be bound by the terms of a Free Share agreement. The length of the holding period will not be less than three nor more than five years beginning on the award date and will be the same for all participants who receive a grant at the same time.

        Partnership Shares.    GW Pharma Ltd. may invite every Qualifying Employee to enter into an agreement with respect to the grant of Partnership Shares. Partnership Shares are subject to the terms and conditions of the Share Scheme and are not subject to any forfeiture provisions. Participants are required to have amounts deducted from their compensation to pay for Partnership Shares, such amounts referred to in this prospectus as Partnership Share Money; provided, however, that the maximum amount of Partnership Share Money for any month cannot exceed £125 or such lower figure that may be specified and the total Partnership Share Money for any period during which contributions are accumulated to purchase Partnership Shares such period referred to in this prospectus as the Accumulation Period, cannot exceed 10% of the payments of salary made to the participant over the Accumulation Period. There may also be a minimum amount of Partnership Share Money for any month (applied uniformly to all participants), which minimum cannot exceed £10. Any Partnership Share Money that is deducted in excess of the limitations, less applicable taxes, will be paid to the participant as soon as practicable.

        If there is an Accumulation Period, the maximum number of Partnership Shares that may be acquired for that Accumulation Period will be determined by reference to the lower of the value of our shares at the beginning of the Accumulation Period or the value of ordinary shares on the acquisition date. Any excess Partnership Share Money remaining after purchase of the ordinary shares may, with the agreement of the participant, be carried over to the next Accumulation Period or in other cases be paid to the participant less applicable taxes. The number of Partnership Shares that may be purchased as of any date may be reduced if the applications to purchase exceed the permitted limits.

        An employee may withdraw from purchasing Partnership Shares at any time. Unless otherwise specified by the employee, the withdrawal will take effect 30 days after we receive the notice. In the event of a withdrawal, any Partnership Purchase Money held on behalf of the withdrawing employee, less applicable taxes, will be returned to the employee as soon as practicable.

        If approval of the Share Scheme is withdrawn or if the Share Scheme is terminated, all Partnership Share Money, less applicable taxes, will be repaid to employees as soon as practicable.

        Matching Shares.    Matching Shares are granted on the basis set forth in the Partnership Agreement relating to the grant of Partnership Shares. No payment is made by the participants in relation to Matching Shares. Generally, Matching Shares are awarded to all participants on the same basis. In no event will the ratio of Matching Shares to Partnership Shares exceed 2:1.

        Dividend Shares.    If any dividends are paid in relation to ordinary shares held pursuant to the Share Scheme for participants, GW Pharma Ltd may specify that those dividends shall be applied to purchase Dividend Shares or paid in cash, or they may give the participants the choice between the two methods. The amount that may be applied to purchase Dividend Shares will not exceed £1,500 in each tax year (when aggregated with any other approved share incentive plan). Any amounts over that limit will be paid to the participants. Special rules apply to reinvestment of dividends. Dividend Shares are subject to a three year holding period.

        Limits on Shares and Awards.    No ordinary shares will be issued under the Share Scheme if the issue would result in the aggregate number of our ordinary shares which have been allocated under the Share Scheme, any other employees' share plan adopted by us or any other share incentive arrangements for employees, directors, officers and consultants of our affiliates during the period of ten years ending on the date of the issue to exceed 10% of our ordinary shares then in issue. "Allocated" for these purposes means the grant of options or other rights to acquire ordinary shares which may be satisfied by the issue of new shares, or, where no such rights are granted, the issue of ordinary shares. Rights which have lapsed are no longer taken into account.

        Amendment.    GW Pharma Ltd. may, with the Trustees' written consent, amend the Share Scheme, provided that no amendment which may increase the limits described in the preceding paragraph may be made without the approval of our shareholders. In addition, no amendment may be made which would adversely prejudice to a material extent the rights attached to any ordinary shares awarded, and certain amendments would require the approval of the UK tax authorities.

        Reconstructions and Rights Issues.    The Share Scheme sets forth special rules that apply in the case of reconstructions and rights issues.

  GW Pharmaceuticals Unapproved Share Option Scheme 2001

        Our shareholders approved and adopted the GW Pharmaceuticals Unapproved Share Option Scheme 2001, or the Executive Option Scheme, on May 31, 2001. In the United Kingdom, generally, an "unapproved" share option scheme means that it does not qualify for certain tax breaks since it has not been "approved" by the U.K. tax authority. It is typical for U.K. companies to have both "approved" and "unapproved" share options schemes due, in part, to the individual participation limits found in "approved" schemes. Under the Executive Option Scheme, Options were granted to our employees, such employees referred to in this prospectus as eligible employees. The scheme terminated on May 31, 2011, and no further options will be granted under the scheme. Termination of the scheme did not affect the rights of existing participants.

        Options granted under the Executive Option Scheme may be designated as "EMI Options" which are intended to qualify for advantageous tax treatment as enterprise management incentives under applicable UK tax law. Generally, EMI Options are subject to the same terms and conditions as apply to Options. Other terms and conditions may also apply to EMI Options, particularly where the Committee determines that such alternative treatment is appropriate to obtain, protect or maximize beneficial tax or national insurance treatment of the participant, us or our affiliates.

        Exercise of Options.    Options generally may not be exercised prior to the third anniversary of the grant, however all outstanding options are currently exercisable. If applicable, any performance targets and other conditions on exercise must also be satisfied. Vesting provisions and performance targets may be waived only to the extent provided in the grant terms or, in the case of a performance target, an event occurs which makes the condition more onerous to achieve.

        Generally, Options must be exercised while the participant is an eligible employee. In the event, however, that a participant ceases to be an eligible employee as the result of injury, illness or disability, redundancy or retirement on or after attaining his normal retirement age (age 60 or such other date on which he is required to retire pursuant to his employment contract) or at the specific request of his employer, the Option may be exercised during the period of six months (or such longer period as the Committee may specify) commencing on the date he ceases to be an eligible employee. If a participant dies while he is an eligible employee or during the extended exercise period described in the preceding sentence, the participant's personal representatives may exercise the Option for twelve months after the participant's death. In all other cases, the Remuneration Committee may permit post-cessation exercise during such period from the date of cessation as they may notify to the participant. All Options lapse upon the tenth anniversary of the date of grant.

        Takeovers and Corporate Events.    If any person obtaining control of us (as determined in accordance with specified U.K. tax law) as the result of making an offer to acquire all of our issued share capital that is either unconditional or which is made on a condition which, if satisfied will cause the person making the offer to have control of us or a general offer to acquire all of our ordinary shares, any such offer referred to in this prospectus as a Takeover Offer, Options may be exercised within the relevant period after the time the person has obtained control and any conditions subject to which the Takeover Offer have been satisfied. Options may also be exercisable for the relevant period in the event of certain court sanctioned restructurings or amalgamations of us or if another company becomes bound or entitled to acquire our ordinary shares pursuant to certain provisions of U.K.

corporate law. If the Remuneration Committee determines that it is likely that we will come under the control of another company such that our ordinary shares will cease to satisfy specified conditions of U.K. tax law, the Remuneration Committee may permit exercise of the Options prior to the change of control.

        In the event of a Takeover Offer or court sanctioned restructuring or amalgamation, the participant, by agreement with the other company, release Options in consideration for the grant of a new option with respect to the acquiring company's shares and subject to certain other terms and conditions. The Remuneration Committee may also permit exercise of the Options within a relevant period following the date on which we pass a resolution for voluntary winding up or certain other transactions involving a change in control of us.

        With respect to any event, the "relevant period" is generally the period of three months or such different period not less than 30 days and not more than six months that the Remuneration Committee may determine in connection with a relevant particular event which may allow Options to be exercised. Options not exercised by the end of that period will lapse.

        Adjustment of Awards.    In the event that there is any variation in our share capital the Remuneration Committee may make adjustments as it considers fair and reasonable to preserve the participant's position to the number of ordinary shares subject to an Option and/or the acquisition price and/or the aggregate maximum number of ordinary shares. Limitations apply to the extent to which any such adjustments may reduce the price at which ordinary shares may be purchased pursuant to the exercise of an Option.

        Transferability.    No Option under the Executive Option Scheme may be transferred, assigned, charged or otherwise disposed of (except on death to the recipient's personal representatives) and will lapse immediately upon an attempt to do so. In addition, an award under the Executive Option Scheme will lapse immediately if the recipient of an award is declared bankrupt or if there is a compulsory winding up of us.

        Amendment.    The Committee may, at any time, alter the Executive Option Scheme.

  GW Pharmaceuticals Approved Share Option Scheme 2001

        Our shareholders approved and adopted the GW Pharmaceuticals Approved Share Option Scheme 2001, or the "Company Option Scheme", on May 31, 2001 and it was approved by the U.K.'s Inland Revenue on July 3, 2001. Under the Company Option Scheme, Options were granted to our employees who were not ineligible to participate in the Company Option Scheme under applicable U.K. tax law and who, in the case of a director, is required to work not less than 25 hours per week, such individuals referred to in this prospectus as Option Scheme eligible employees. The scheme terminated on May 31, 2011, and no further options will be granted under the scheme. Termination of the scheme did not affect the rights of existing participants.

        Exercise of Options.    Options generally may not be exercised prior to the third anniversary of the grant. All outstanding options, however, are currently exercisable. If applicable, any performance targets and other conditions on exercise must also be satisfied. Vesting provisions and performance targets may be waived only to the extent provided in the grant terms or, in the case of a performance target, an event occurs which makes the condition more onerous to achieve.

        Generally, Options must be exercised while the participant is an Option Scheme eligible employee. In the event, however, that a participant ceases to be an Option Scheme eligible employee as the result of injury, illness or disability, redundancy or retirement on or after attaining his normal retirement age (age 60 or such other date on which he is required to retire pursuant to his employment contract) or at the specific request of his employer, the Option may be exercised during the period commencing on the date he ceases to be an Option Scheme eligible employee and ending on the later of six months thereafter or three years and six months after the date of grant. If a participant dies while he is an Option Scheme eligible employee or during the extended exercise period described in the preceding sentence, the participant's personal representatives may exercise the Option for twelve months after the participant's death (unless the participant would have been precluded from exercising the option during that period under applicable U.K. tax law). In all other cases, the Remuneration Committee may permit post-cessation exercise for up to six months from the date of cessation or, if later three years and six months after the date of grant. All Options lapse upon the tenth anniversary of the date of grant.

        Takeovers and Corporate Events.    If any person obtains control of us (as determined in accordance with specified U.K. tax law) as a result of making a Takeover Offer, any Options may be exercised within the relevant period after the time the person has obtained control and any conditions subject to which the Takeover Offer have been satisfied. Options may also be exercisable for the relevant period in the event of certain court sanctioned restructurings or amalgamations of us or if another company becomes bound or entitled to acquire our ordinary shares pursuant to certain provisions of U.K. corporate law. If the Remuneration Committee determines that it is likely that we will come under the control of another company such that our ordinary shares will cease to satisfy the conditions of applicable U.K. tax law, the Remuneration Committee may permit exercise of the Options prior to the change of control.

        In the event of a Takeover Offer or court sanctioned restructuring or amalgamation, the participant may, by agreement with the other company, release Options in consideration for the grant of a new option with respect to the acquiring company's shares and subject to certain other terms and conditions, in such a manner as to preserve the tax advantages applicable to the Options.

        The Remuneration Committee may also permit exercise of the Options within a relevant period following the date on which we pass a resolution for voluntary winding up or certain other transactions involving a change in control of us.

        With respect to any event, the "relevant period" is generally the period of three months or such different period not less than 30 days and not more than six months that the Remuneration Committee may determine in connection with a relevant particular event which may allow Options to be exercised. Options not exercised by the end of that period will lapse.

        Adjustment of Awards.    In the event that there is any variation in our share capital the Remuneration Committee may make adjustments as it considers fair and reasonable to preserve the participant's position to the number of ordinary shares subject to an Option and/or the acquisition price and/or the aggregate maximum number of ordinary shares. Limitations apply to the extent to which any such adjustments may reduce the price at which ordinary shares may be purchased pursuant to the exercise of an Option and no adjustment will take effect until it has been approved by the United Kingdom tax authorities in accordance with applicable U.K. tax law.

        Transferability.    No Option under the Company Option Scheme may be transferred, assigned, charged or otherwise disposed of (except on death to the recipient's personal representatives) and will lapse immediately upon an attempt to do so. In addition, an award under the Company Option Scheme will lapse immediately if the recipient of an award is declared bankrupt or if there is a compulsory winding up of us.

        Amendment.    The Remuneration Committee may, at any time, alter the Company Option Scheme provided that no alterations shall be effective unless approved by the U.K. tax authorities in accordance with applicable U.K. tax law.

  Options granted to non-employees

        Our consultants and non-executive directors, who are not employees of companies in the Group, are not eligible to participate in our equity compensation plans described above. Certain of these consultants and non-executive directors have been granted options to acquire our shares pursuant to separate option agreements. These options are generally on comparable terms to options granted under the Executive Option Scheme.

Limitations on Liability and Indemnification Matters

        To the extent permitted by the Companies Act 2006, we shall indemnify our directors against any liability. We maintain directors and officers insurance to insure such persons against certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

RELATED PARTY TRANSACTIONS

        During the three year period ended September 30, 2012, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, members of our executive management board, associates, holders of more than 10% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Management."

Policies and Procedures for Related Party Transactions

        Prior to the completion of this offering, we expect to adopt a related person transaction policy. Our related person transaction policy will set forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director will not be covered by this policy. A related person will be any employee, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

        Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third-party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, which we will adopt prior to the completion of this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

 PRINCIPAL SHAREHOLDERS

        The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares, as of                         and as adjusted to reflect the sale of the ADSs offered in this offering, by:

  •
  each of our directors and members of the executive board; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares as of September 30, 2012.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. Ownership of our ordinary shares by the "principal shareholders" identified above has been determined by reference to our share register, which provides us with information regarding the registered holders of our ordinary shares but generally provides limited, or no, information regarding the ultimate beneficial owners of such ordinary shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 5% of our ordinary shares.

        This table assumes no exercise of the underwriters' option to purchase additional ADSs.

        Unless otherwise indicated, the address for each of the shareholders in the table below is c/o GW Pharmaceuticals plc, Porton Down Science Park, Salisbury, Wiltshire, SP4 0JQ, United Kingdom.

	Ordinary Shares Beneficially Owned Prior to the Offering(2)			Ordinary Shares Beneficially Owner After the Offering(2)
			Number of Ordinary Shares Offered(2)
Name of Beneficial Owner(1)	Number	Percent		Number	Percent
Greater than 5% Shareholders
Prudential plc group of companies(3)	18,861,389	14.1%
Dr. Brian Whittle(4)	8,087,491	6.1%
Named Executive Officers and Directors
Dr. Geoffrey Guy(5)	17,187,654	12.9%
Mr. Justin Gover(6)	3,983,398	3.0%
Mr. Thomas Lynch	236,344	*
Mr. Richard Forrest(7)	100,000	*
Mr. James Noble	72,500	*
Mr. Adam George(8)	21,696	*
Dr. Stephen Wright(9)	5,000	*
Mr. Chris Tovey	—	*
Mr. Cabot Brown(10)	—	*
All Directors as a Group ( persons)	21,606,892	16.2%

*
Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)
The business addresses for the listed beneficial owners are as follows: Prudential plc group of companies—Laurence Pountney Hill, London, EC4R 0HH and Dr. Brian Whittle c/o Graybrowne Limited, The Counting House, 13 Nelson Street, Hull, HU1 1XE.

(2)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership before the offering is based on 133,370,354 ordinary shares outstanding on September 30, 2012. Number of shares owned and percentage ownership after the offering reflects the sale by us of            ADSs (representing             ordinary shares) in this offering.

(3)
Includes (i)             ordinary shares held of record by Prudential plc, (ii)             ordinary shares held of record by M&G Group Limited, a wholly owned subsidiary of Prudential plc, (iii)             ordinary shares held of record by M&G Limited, a wholly owned subsidiary of M&G Group Limited, (iv)             ordinary shares held of record by M&G Investment Management Limited, a wholly owned subsidiary of M&G Limited and (v)              ordinary shares held of record by M&G Securities Limited, a wholly owned subsidiary of M&G Limited.

(4)
Includes options to purchase 341,231 ordinary shares that have vested.

(5)
Includes 25,000 ordinary shares beneficially owned by Dr. Guy's immediate family, 1,174,958 shares held by his personal pension plan and options to purchase 1,394,414 ordinary shares that have vested.

(6)
Includes 33,147 ordinary shares beneficially owned by Mr. Gover's spouse and options to purchase ordinary shares that have vested.

(7)
Mr. Forrest is departing from the Board in December 2013 and prior to the completion of this offering.

(8)
Includes 21,696 shares held by his personal pension plan and options to purchase 160,000 ordinary shares that have vested.

(9)
Includes 5,000 ordinary shares beneficially owned by Dr. Wright's spouse and options to purchase 1,180,187 ordinary shares that have vested.

(10)
The board intends to confirm Mr. Brown's appointment in January 2013 and prior to the completion of this offering.

        Our major shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

        To our knowledge, there has been no significant change in the percentage ownership held by the principal shareholders listed above since September 30, 2012, except that on December 3, 2012 Chris Tovey purchased 5,000 ordinary shares.

DESCRIPTION OF SHARE CAPITAL

        The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in the United Kingdom and the United States.

Issued Share Capital

        Our issued share capital as at the date of this prospectus is 133,370,354 ordinary shares, par value £0.001 per share. Each issued ordinary share is fully paid. Upon the closing of this offering, our issued share capital will be                                    .

Ordinary Shares

        The holders of ordinary shares are entitled to receive, in proportion to the number of ordinary shares held by them and according to the amount paid on such ordinary shares during any portion or portions of the period in respect of which the dividend is paid, all of our profits paid out as dividends. Holders of ordinary shares are entitled, in proportion to the number of ordinary shares held by them and to the amounts paid up thereon, to share in any surplus in the event of the winding up of our company. The holders of ordinary shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

        As at September 30, 2012, there were options to purchase 11,666,600 ordinary shares outstanding. All options granted are exercisable at the share price on the date of the grant, with the exception of options issued under our Long Term Incentive Plan, which are issued with an exercise price equivalent to the par value of the shares under option. The vesting period for all options granted is three years from the date of grant and the options lapse after ten years.

        As at September 30, 2012, there were warrants to subscribe for 3,776,960 ordinary shares outstanding. These warrants can be exercised at any time prior to August 13, 2014. The exercise price for warrants exercisable for 1,888,480 of the ordinary shares is £1.05 per ordinary share and the exercise price for the remaining warrants is £1.75 per ordinary share.

Key Provisions of Our Articles of Association

        The following is a summary of certain key provisions of our articles of association. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our articles of association which is included as an exhibit to the registration statement of which this prospectus is a part.

  Shares and rights attaching to them

  General

        All ordinary shares have the same rights and rank pari passu in all respects. Subject to the provisions of the Companies Act 2006 and any other relevant legislation, our shares may be issued with such preferred, deferred or other rights, or such restrictions, whether in relation to dividends, returns of capital, voting or otherwise, as we may determine by ordinary resolution (or, failing any such determination, as the directors may determine).

  Voting rights

        Subject to any other provisions of our articles of association and without prejudice to any special rights, privileges or restrictions as to voting attached to any shares forming part of our share capital, the voting rights of shareholders is as follows. On a show of hands, each shareholder present in person, and each duly authorized representative present in person of a shareholder that is corporation, has one vote. On a show of hands, each proxy present in person who has been duly appointed by one or more shareholders has one vote but a proxy has one vote for and one vote against a resolution if, in certain circumstances, the proxy is instructed by more than one shareholder to vote in different ways on a resolution. On a poll, each shareholder present in person or by proxy or (being a corporation) by a duly authorized representative has one vote for each share held by the shareholder. We are prohibited (to the extent specified by the Companies Act 2006) from exercising any rights to attend or vote at meetings in respect of any shares held by it as treasury shares.

  Restrictions on voting where sums overdue on shares

        None of our shareholders shall be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

  Dividends

        Subject to the Companies Act 2006 and the provisions of all other relevant legislation, we may by ordinary resolution declare dividends in accordance with the respective rights of shareholders but no such dividend shall exceed the amount recommended by the directors. If, in the opinion of the directors, our profits available for distribution justify such payments, the directors may pay fixed dividends payable on any of our shares with preferential rights, half-yearly or otherwise, on fixed dates and from time to time pay interim dividends to the holders of any class of shares. Subject to any special rights attaching to or terms of issue of any shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. No dividend shall be payable to us in respect of any shares held by us as treasury shares.

        We may, upon the recommendation of the directors, by ordinary resolution, direct payment of a dividend wholly or partly by the distribution of specific assets.

        All dividends unclaimed may be invested or otherwise used at the directors' discretion for our benefit until claimed (subject as provided in the articles of association), and all dividends unclaimed after a period of 12 years from the date when such dividend became due for payment shall be forfeited and shall revert to us.

        The directors may, if so authorized by ordinary resolution passed at any general meeting, offer any holders of the ordinary shares the right to elect to receive in lieu of that dividend an allotment of ordinary shares credited as fully paid.

        We may cease to send any check or warrant by mail or may stop the transfer of any sum by any bank or other funds transfer system for any dividend payable on any of our shares, which is normally paid in that manner on those shares if in respect of at least two consecutive dividends the checks or warrants have been returned undelivered or remain uncashed or the transfer has failed and reasonable inquiries made by us have failed to establish any new address of the holder.

        We or the directors may specify a "record date" on which persons registered as the holders of shares shall be entitled to receipt of any dividend.

  Distribution of assets on winding up

        Subject to any special rights attaching to or the terms of issue of any shares, on any winding up of the Company our surplus assets remaining after satisfaction of our liabilities will be distributed among our shareholders in proportion to their respective holdings of shares and the amounts paid up on those shares.

        On any winding up of the Company (whether the liquidation is voluntary, under supervision or by the Court), the liquidator may with the authority of a special resolution of the Company and any other sanction required by any relevant legislation, divide among our shareholders (excluding the Company itself to the extent that it is a shareholder by virtue of its holding any shares or treasury shares) in specie or in kind the whole or any part of our assets (subject to any special rights attached to any shares issued by us in the future) and may for that purpose set such value as he deems fair upon any one or more class or classes of property and may determine how that division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with that sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he with the relevant authority determines, and the liquidation of the Company may be closed and the Company dissolved, but so that no shareholders shall be compelled to accept any shares or other property in respect of which there is a liability.

  Variation of rights

        The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated with the consent in writing of the holders of three-fourths in requisite amount of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the shareholders of that class, but not otherwise.

  Transfer of shares

        All of our shares are in registered form and may be transferred by a transfer in any usual or common form or any form acceptable to the directors and permitted by the Companies Act 2006 and any other relevant legislation, the U.K. Listing Authority and the London Stock Exchange (as appropriate). All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of a relevant system and subject thereto in accordance with any arrangements made by the directors.

        The directors may decline to register a transfer of a share that is:

  •
  not fully paid or on which we have a lien provided that, where any such share is admitted to trading on the London Stock Exchange that discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis;

  •
  (except where uncertificated shares are transferred without a written instrument) not lodged duly stamped at our registered office or at such other place as the directors may appoint;

  •
  (except where a certificate has not been issued) not accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer;

  •
  in respect of more than one class of share; or

  •
  in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.

  Capital variations

        We may by ordinary resolution, consolidate and divide all or any of our share capital into shares of a larger nominal amount than our existing shares or sub-divide our shares, or any of them, into shares of a smaller amount than our existing shares. Subject to the provisions of the Companies Act 2006 and any other relevant legislation, we may by special resolution reduce of share capital, any capital redemption reserve fund or any share premium account and may redeem or purchase any of its own shares.

  Pre-emption rights

        There are no rights of pre-emption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act 2006 in respect of the allotment of new shares in the Company. These statutory pre-emption rights would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders.

  Directors

  Number

        Unless and until we in a general meeting of our shareholders otherwise determine, the number of directors shall not be subject to any maximum but shall not be less than two.

  Borrowing powers

        Under our directors' general power to manage our business, our directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or parts thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

  Directors' interests and restrictions

        (a)   The board may, in accordance with our articles of association and the requirements of the Companies Act 2006, authorize a matter proposed to us which would, if not authorized, involve a breach by a director of his duty under section 175 of the Companies Act 2006 to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director is not required, by reason of being a director, to account to the Company for any remuneration or other benefit which he derives from a relationship involving a conflict of interest or possible conflict of interest which has been authorized by the board.

        (b)   Subject to the provisions of any relevant legislation and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director may be a party to, or otherwise interested in, any transaction, contract or arrangement with us and he may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested and that director shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

        (c)   Except as provided in our articles of association, a director shall not vote at a meeting of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which (together with any person connected with him within the meaning of section 252 of the Companies Act 2006) is to his knowledge a material interest, other than an interest in shares or debentures or other securities of the Company, and shall not be counted in the quorum at a meeting in relation to any resolution on which his is not entitled to vote.

        (d)   A director shall (in the absence of some material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

            (i)  the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit us or any of our subsidiaries;

           (ii)  the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

          (iii)  any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries for subscription or purchase or exchange in which offer he is or will be interested as a participant in the underwriting or sub-underwriting of such offer;

          (iv)  any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him) does not to his knowledge hold an interest in shares representing one percent or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights available to shareholders of the relevant company;

           (v)  any proposal concerning the adoption, modification or operation of a pension, superannuation fund or retirement death or disability benefits scheme or an employees' share scheme under which he may benefit and which relates to our employees and/or directors and does not accord to such director any privilege or benefit not generally accorded to the persons to whom such scheme relates;

          (vi)  any proposal under which he may benefit concerning the giving of indemnities to our directors or other officers which the directors are empowered to give under our articles of association;

         (vii)  any proposal under which he may benefit concerning the purchase, funding and/or maintenance of insurance for any of our directors or other officers which the directors are empowered to purchase, fund or maintain under our articles of association; and

        (viii)  any proposal under which he may benefit concerning the provision to directors of funds to meet expenditure in defending proceedings.

        (e)   Where proposals are under consideration to appoint two or more directors to offices or employments with us or with any company in which we are interested or to fix or vary the terms of such appointments, such proposals may be divided and considered in relation to each director separately and in such case each of the directors concerned (if not debarred from voting under paragraph (d)(iv) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

        (f)    If any question shall arise at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his agreeing voluntarily to abstain from voting, such question shall be referred to the chairman of the meeting (or where the interest concerns the chairman himself to the deputy chairman of the meeting) and his ruling in relation to any director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been disclosed fairly.

  Remuneration

        (a)   Each of the directors may (in addition to any amounts payable under paragraph (b) and (c) below or under any other provision of our articles of association) be paid out of the funds of the Company such sum by way of directors' fees as the directors may from time to time determine.

        (b)   Any director who is appointed to hold any employment or executive office with us or who, by our request, goes or resides abroad for any purposes of the Company or who otherwise performs services which in the opinion of the directors are outside the scope of his ordinary duties may be paid such additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the directors (or any duly authorized committee of the directors) may determine and either in addition to or in lieu of any remuneration provided for by or pursuant to any other Article.

        (c)   Each director may be paid his reasonable travelling expenses (including hotel and incidental expenses) of attending and returning from meetings of the directors or committees of the directors or general meetings or any separate meeting of the holders of any class of our shares or any other meeting which as a director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a director.

  Pensions and other benefits

        The directors may exercise all the powers of the Company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director, or any person who is or was at any time employed by, or held an executive or other office or place of profit in, the Company or any body corporate which is or has been a subsidiary of the Company or a predecessor of the business of the Company or of any such subsidiary and for the families and persons who are or was a dependant of any such persons and for the purpose of providing any such benefits contribute to any scheme trust or fund or pay any premiums.

  Appointment and retirement of directors

        (a)   The directors shall have power to appoint any person who is willing to act to be a director, either to fill a casual vacancy or as an additional director but so that the total number of directors shall not exceed the maximum number fixed (if any) by or in accordance with our articles of association. Any director so appointed shall retire from office at our annual general meeting following such appointment. Any director so retiring shall be eligible for re-election.

        (b)   Subject as provided in our articles of association, we may by ordinary resolution elect any person who is willing to act as a director either to fill a casual vacancy or as an addition to the existing directors or to replace a director removed from office under our articles of association but so that the total number of directors shall not at any one time exceed any maximum number fixed by or in accordance with our articles of association.

        (c)   At each annual general meeting a minimum number equal to one-third of the number of those directors who are not due to retire at the annual general meeting under sub-paragraph (a) above (referred to for as the purposes of this paragraph relevant directors) (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office. directors retiring under paragraph (e) below shall be counted as part of this minimum number.

        (d)   The directors to retire by rotation pursuant to paragraph (c) above shall include (so far as necessary to obtain the minimum number required and after taking into account the directors to retire under paragraph (e) below) any relevant director who wishes to retire and not to offer himself for re-election. Any further directors to retire shall be those of the other relevant directors who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring director shall be eligible for re-election.

        (e)   In any event, each director shall retire and shall (unless his terms of appointment with the Company specify otherwise) be eligible for re-election at the annual general meeting held in the third calendar year (or such earlier calendar year as may be specified for this purpose in his terms of appointment with the Company) following his last appointment, election or re-election at any general meeting of the Company.

        (f)    At the meeting at which a director retires under any provision of our articles of association, we may by ordinary resolution fill the vacated office by appointing a person to it, and in default the retiring director shall be deemed to have been re-appointed except where:

            (i)  that director has given notice to us that he is unwilling to be elected; or

           (ii)  at such meeting it is expressly resolved not to fill such vacated office or a resolution for the reappointment of such director shall have been put to the meeting and not passed.

        (g)   In the event of the vacancy not being filled at such meeting, it may be filled by the directors as a casual vacancy in accordance with sub-paragraph (a) above.

        (h)   The retirement of a director pursuant to paragraphs (c), (d) and (e) shall not have effect until the conclusion of the relevant meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and not passed and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

  Indemnity of officers

        Subject to the provisions of any relevant legislation, each of our directors and other officers are entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation to those duties.

  Shareholders meetings

  Annual general meetings

        We shall in each year hold a general meeting of our shareholders in addition to any other meetings in that year, and shall specify the meeting as such in the notice convening it. The annual general meeting shall be held at such time and place as the directors may appoint.

  Calling of general meetings

        The directors may call a general meeting of shareholders. The directors must call a general meeting if the shareholders and the Companies Act 2006 require them to do so.

  Quorum of meetings

        No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business but the absence of a quorum shall not preclude the appointment of a chairman which shall not be treated as part of the business of a meeting. Two persons present and entitled to vote upon the business to be transacted, each being either a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder shall be a quorum for all purposes.

  Other UK law considerations

  Notification of voting rights

        A shareholder in a public company incorporated in the United Kingdom whose shares are admitted to trading on the Alternative Investment Market is required pursuant to Rule 5 of the Disclosure and Transparency Rules to notify us of the percentage of his voting rights if the percentage of voting rights which he holds as a shareholder or through his direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds or falls below three percent, four percent, five percent, and each one percent threshold thereafter up to 100 percent as a result of an acquisition of disposal of shares.

  Mandatory purchases and acquisitions

        Pursuant to sections 979 to 991 of the Companies Act 2006, where a takeover offer has been made for the Company and the offeror has acquired or unconditionally contracted to acquire not less than 90 percent of the voting rights carried by those shares, the offeror may give notice, to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire and is entitled to so acquire, to acquire those shares of the same terms as the general offer.

  Disclosure of interest in shares

        Pursuant to Part 22 of the Companies Act 2006 and our articles of association, we are empowered by notice in writing to require any person whom we know to be, or have reasonable cause to believe to be interested in the Company, our shares or, at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of any interest, rights, agreements or arrangements affecting any of the shares held by that person or in which such other person as aforesaid is interested (so far as is within his knowledge).

  Purchase of own shares

        Under English law, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares.

        Subject to the above, we may purchase our own shares in the manner prescribed below. We may purchase on a recognized investment exchange our own fully paid shares pursuant to an ordinary resolution of the Company. The resolution authorizing the purchase must:

  •
  specify the maximum number of shares authorized to be acquired;

  •
  determine the maximum and minimum prices that may be paid for the shares; and

  •
  specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

        We may purchase our own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by special resolution of the Company before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Differences in Corporate Law

        The applicable provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company's articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors

Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days' notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act 2006 are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors

Under English law, the procedure by which directors (other than a company's initial directors) are appointed is generally set out in a company's articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies on a corporation's board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.
Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following the company's annual accounting reference date.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

	England and Wales	Delaware
General Meeting

Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings

Under the Companies Act 2006, 21 clear days' notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company's articles of association providing for a longer period, at least 14 clear days' notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days' notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders' consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Preemptive Rights	Under the Companies Act 2006, "equity securities" (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate	Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, a stockholder does not, by operation of law, possess

	England and Wales	Delaware

only up to a specified amount in a distribution ("ordinary shares") or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act 2006.

preemptive rights to subscribe to additional issuances of the corporation's stock.
Liability of Directors and Officers

Under the Companies Act 2006, any provision (whether contained in a company's articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a "qualifying third party indemnity" (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings); and (c) provide a

Under Delaware law, a corporation's certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•

any breach of the director's duty of loyalty to the corporation or its stockholders;

•

acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•

intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•

any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware
"qualifying pension scheme indemnity" (being an indemnity against liability incurred in connection with the company's activities as trustee of an occupational pension plan).
Voting Rights

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company's articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company's articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

England and Wales	Delaware
Shareholder Vote on Certain Transactions	The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•

the approval at a shareholders' or creditors' meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•

the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation's assets or dissolution requires:

•

the approval of the board of directors; and

•

approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors	Under English law, a director owes various statutory and fiduciary duties to the company, including:

•

to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•

to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•

to act in accordance with the company's constitution and only exercise his powers for the purposes for which they are conferred;

•

to exercise independent judgment;

•

to exercise reasonable care, skill and diligence;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

	England and Wales	Delaware

•

not to accept benefits from a third party conferred by reason of his being a director or doing (or not doing) anything as a director; and

•

a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Stockholder Suits

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company's internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director's negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company's affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•

state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•

allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff's failure to obtain the action; or

•

state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

  City Code on Takeovers and Mergers

        As a U.K. public company with its place of central management and control in the United Kingdom, we are subject to the U.K. City Code on Takeovers and Mergers (the "City Code"), which is issued and administered by the U.K. Panel on Takeovers and Mergers (the "Panel"). The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

        (a)   acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or

        (b)   who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

  Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. London Branch, located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

        We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333-            when retrieving such copy.

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

        Each ADS represents the right to receive            ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. Owners of ADSs will be able to exercise beneficial ownership interests in the deposited property only through the registered holders of the ADSs, by the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and by the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the Shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

        As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

        As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date, after deduction the applicable fees, taxes and expenses.

  Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

  Distributions of Shares

        Whenever we make a free distribution of Shares for the securities on deposit with the custodian, we will deposit the applicable number of Shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the Shares deposited or modify the ADS-to-Share ratio, in which case each ADS you hold will represent rights and interests in the additional Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-Share ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

  Distributions of Rights

        Whenever we intend to distribute rights to purchase additional Shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

        The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Shares other than in the form of ADSs.

        The depositary bank will not distribute the rights to you if:

  •
  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

  •
  We fail to deliver satisfactory documents to the depositary bank; or

  •
  It is not reasonably practicable to distribute the rights.

        The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

  Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

        The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

  Other Distributions

        Whenever we intend to distribute property other than cash, Shares or rights to purchase additional Shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

        The depositary bank will not distribute the property to you and will sell the property if:

  •
  We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

  •
  We do not deliver satisfactory documents to the depositary bank; or

  •
  The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

  Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Shares

        The Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

        If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the

ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

        Upon completion of this offering, the Shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus. After the completion of this offering, the Shares that are being offered for sale pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus.

        After the closing of this offer, the depositary bank may create ADSs on your behalf if you or your broker deposit Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the custodian. Your ability to deposit Shares and receive ADSs may be limited by U.S., as well as English and Wales legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

        When you make a deposit of Shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

  •
  The Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

  •
  All preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised.

  •
  You are duly authorized to deposit the Shares.

  •
  The Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

  •
  The Shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

  •
  ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

  •
  provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

  •
  provide any transfer stamps required by the State of New York or the United States; and

  •
  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Shares at the custodian's offices. Your ability to withdraw the Shares may be limited by U.S. and England and Wales considerations applicable at the time of withdrawal. In order to withdraw the Shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

  •
  Temporary delays that may arise because (i) the transfer books for the Shares or ADSs are closed, or (ii) Shares are immobilized on account of a shareholders' meeting or a payment of dividends.

  •
  Obligations to pay fees, taxes and similar charges.

  •
  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Shares represented by your ADSs. The voting rights of holders of Shares are described in "Description of Share Capital—Key Provisions of Our Articles of Association—Shares and rights attaching to them—Voting Rights."

        At our request, the depositary bank will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

        If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder's ADSs as follows:

  •
  In the event of voting by show of hands, the Depositary will vote (or cause the custodian to vote) all Shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

  •
  In the event of voting by poll, the Depositary will vote (or cause the Custodian to vote) the Shares held on deposit in accordance with the voting instructions received from the holders of ADSs. Under certain limited circumstances described in the deposit agreement, our chairman shall be entitled to vote the Shares held on deposit for which voting instructions have not been timely received by the depositary from holders of ADSs.

        Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Except as described in the deposit agreement, securities for which no voting instructions have been received will not be voted.

Fees and Charges

        As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

  •
  Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in England and Wales (i.e., upon deposit and withdrawal of Shares).

  •
  Expenses incurred for converting foreign currency into U.S. dollars.

  •
  Expenses for cable, telex and fax transmissions and for delivery of securities.

  •
  Taxes and duties upon the transfer of securities (i.e., when Shares are deposited or withdrawn from deposit).

  •
  Fees and expenses incurred in connection with the delivery or servicing of Shares on deposit.

        Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

        The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time.

Amendments and Termination

        We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

        The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

  •
  We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

  •
  The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

  •
  The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Shares, for the validity or worth of the Shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

  •
  We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

  •
  We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

  •
  We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

  •
  We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

  •
  We and the depositary bank also disclaim liability for the inability of a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Shares but is not, under the terms of the deposit agreement, made available to you.

  •
  We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

  •
  We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

  •
  No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

        Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of Shares or release Shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions," and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the Shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers and other conditions). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding            ADSs representing approximately        % of our ordinary shares outstanding. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on Nasdaq, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

        In connection with this offering, we expect to enter into, and each of our directors, including officers, has entered into, lock-up agreements described under "Underwriting" in this prospectus that restrict the sale of ordinary shares and ADSs for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances. After the expiration of the 180 day period, the ordinary shares or ADSs held by our directors may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        In general, under Rule 144, a person (or persons whose shares are aggregated):

  •
  who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

  •
  who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell his shares without restriction, subject to our compliance with the reporting obligations under the Securities Exchange Act of 1934.

        In general, under Rule 144, a person who is our affiliate and has beneficially owned ordinary shares for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of ordinary shares then outstanding, which is expected to compare to approximately             ordinary shares immediately after this offering; and

  •
  the average weekly trading volume of the ordinary shares on            during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

        Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Securities Exchange Act of 1934 reporting obligations.

        In addition, in each case, these shares would remain subject to any lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

        Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some other manner outside the United States without requiring registration in the United States.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Equity Incentive Plans

        We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the ordinary shares reserved for issuance under our equity incentive plans. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

 TAXATION

U.S. Federal Income Taxation

        The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the purchase, ownership and disposition of the ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        This discussion applies only to U.S. Holders that acquire the ADSs in the initial offering and hold the ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the ADSs by any particular investor. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds the ADSs as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, certain former citizens or residents of the United States, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the company's voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs, or a partner in such partnership. The U.S. federal income tax treatment of each partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding the ADSs should consult their own tax advisers.

        PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs.

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to you if you are a beneficial owner of ADSs and you are, for U.S. federal income tax purposes,

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state therein or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a court within the United States and subject to the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

  Taxation of Dividends and Other Distributions on the ADSs

        Subject to the passive foreign investment company rules discussed below, the gross amount of cash distributions made by us to you with respect to the ADSs will generally be includable in your gross income as dividend income on the date of receipt by the depositary, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in any non-U.S. currency. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

        With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will generally be taxed at the preferential rate applicable to qualified dividend income, provided that (i) the ADSs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (iii) certain holding period requirements are met and (iv) you are not under any obligation to make related payments with respect to positions in substantially similar or related property. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (i) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. Unless the preferential rate applicable to qualified dividend income is extended or made permanent by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates. You should consult your tax advisors regarding the availability of the preferential rate for dividends paid with respect to the ADSs, including the effect of any change in law after the date of this prospectus.

        Dividends generally will constitute income from sources outside the United States for U.S. foreign tax credit purposes. However, if 50% or more of our stock is treated as held by U.S. persons, we will be treated as a "U.S.-owned foreign corporation." In that case, dividends may be treated for U.S. foreign tax credit purposes as income from sources outside the United States to the extent paid out of our non-U.S. source earnings and profits, and as income from sources within the United States to the extent paid out of our U.S. source earnings and profits. We cannot assure you that we will not be treated as a U.S.-owned foreign corporation. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the preferential rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs will generally constitute "passive category income."

  Taxation of Dispositions of ADSs

        Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) for the ADS and your tax basis (in U.S. dollars) in the ADS. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS for more than one year, you will be eligible for preferential tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

  Medicare Tax

        For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% Medicare tax on some or all of such U.S. Holder's "net investment income." Net investment income generally includes interest on, and gain from the disposition of, the ADSs unless such interest income or gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders should consult their tax advisors regarding the effect this new legislation may have, if any, on their acquisition, ownership or disposition of the ADSs.

  Passive Foreign Investment Company

        Special U.S. tax rules apply to companies that are considered to be passive foreign investment companies or PFICs. We will be classified as a PFIC in a particular taxable year if either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) on average at least 50% of the value of our assets produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income.

        In making this determination, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we hold a 25% or greater interest (by value). Based on current estimates of our gross income and gross assets, the nature of our business and our current business plan (all of which are subject to change), we believe that we will not be classified as a PFIC, but the PFIC tests must be applied each year, and it is possible that we may become a PFIC in a future year. In the event that, contrary to our expectation, we are classified as a PFIC in any year in which you hold the ADSs, and you do not make one of the elections described in the following paragraph, any gain recognized by you on a sale or other disposition (including a pledge) of the ADSs would be allocated ratably over your holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by you on your ADSs were to exceed 125% of the average of the annual distributions on the ADSs received during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of shares if we were a PFIC, described above. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ADSs at death.

        You can avoid the unfavorable rules described in the preceding paragraph by electing to mark your ADSs to market, but only if the ADSs are treated as "marketable stock." If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your ADSs at year-end over your basis in those ADSs. In addition, the excess, if any, of your basis in the ADSs over the fair market value of your ADSs at year-end is deductible as an ordinary loss in an amount equal to the lesser of (i) the amount of the excess or (ii) the amount of the net mark-to-market gains that you have included in income in prior years. Any gain you recognize upon the sale of your ADSs will be taxed as ordinary income in the year of sale. Amounts treated as ordinary income will not be eligible for the preferential tax rate applicable to qualified dividend income or long-term capital gains.

        The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of the ADSs, any elections available with respect to such ADSs and the U.S. Internal Revenue Service information reporting obligations with respect to the purchase, ownership and disposition of the ADSs.

  Information Reporting and Backup Withholding

        Distributions with respect to ADSs and proceeds from the sale, exchange or disposition of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

  New Legislation

        Recently enacted legislation imposes new tax reporting obligations on certain U.S. persons that own "specified foreign financial assets," including securities issued by any foreign person, either directly or indirectly or through certain foreign financial institutions, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. The new reporting requirement applies to individuals and, if specified by the U.S. Internal Revenue Service, domestic entities formed or availed of for the purpose of holding, directly or indirectly, specified foreign financial assets. The ADSs may be treated as specified foreign financial assets, and investors may be subject to this information reporting regime. Significant penalties and an extended statute of limitations may apply to a U.S. Holder subject to the new reporting requirement that fails to file information reports. Each prospective investor that is a U.S. person should consult its own tax advisor regarding the new information reporting obligation.

United Kingdom Tax Considerations

        The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of the ordinary shares or the ADSs and does not address all possible tax consequences relating to an investment in the ordinary shares or the ADSs. It is based on current U.K. tax law and published HM Revenue & Customs, or HMRC, practice as at the date of this prospectus, both of which are subject to change, possibly with retrospective effect.

        Save as provided otherwise, this summary applies only to persons who are the absolute beneficial owners of the ordinary shares or the ADSs and who are resident (and, in the case of individuals, ordinarily resident and domiciled) in the United Kingdom for tax purposes and who are not resident for tax purposes in any other jurisdiction and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ordinary shares or ADSs is connected ("U.K. Holders"). Persons (a) who are not resident or ordinarily resident (or, if resident or ordinarily resident, are not domiciled) in the United Kingdom for tax purposes, including those individuals and companies who trade in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the ordinary shares or the ADSs are attributable, or (b) who are resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, are recommended to seek the advice of professional advisors in relation to their taxation obligations.

        This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

  •
  this summary only applies to the absolute beneficial owners of the ordinary shares or the ADSs and any dividends paid in respect of the ordinary shares where the dividends are regarded for U.K. tax purposes as that person's own income (and not the income of some other person);

  •
  this summary: (a) only addresses the principal U.K. tax consequences for investors who hold the ordinary share or ADSs as capital assets, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as dealers, brokers or traders in shares or securities and other persons who hold the ordinary shares or ADSs otherwise than as an investment, (c) does not address the tax consequences for holders that are financial institutions, insurance companies, collective investment schemes, pension schemes, charities and tax-exempt organizations, (d) assumes that the holder is not an officer or employee of the company (or of any related company) and has not (and is not deemed to have) acquired the ordinary shares or ADSs by virtue of an office or employment, and (e) assumes that the holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of the ADSs), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.

        This summary further assumes that a holder of ADSs is the beneficial owner of the underlying ordinary shares for U.K. direct tax purposes.

        POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

  Taxation of dividends

  Withholding Tax

        Dividend payments in respect of the ordinary shares may be made without withholding or deduction for or on account of U.K. tax.

  Income Tax

        Dividends received by individual U.K. Holders will be subject to U.K. income tax on the gross amount of the dividend paid, increased for the amount of the non-refundable U.K. dividend tax credit referred to below.

        An individual holder of ordinary shares or ADSs who is not a U.K. Holder will not be chargeable to U.K. income tax on dividends paid by the company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. income tax on dividends received from the company.

        The rate of U.K. income tax that is chargeable on dividends received in the tax year 2012/2013 by (i) additional rate taxpayers is 42.5%, (ii) higher rate taxpayers is 32.5%, and (iii) basic rate taxpayers is 10%. With effect from April 6, 2013, the income tax payable on dividends received by additional rate taxpayers will reduce to 37.5%. Individual U.K. Holders will be entitled to a non-refundable tax credit equal to one-ninth of the full amount of the dividend received from the company, which will be taken into account in computing the gross amount of the dividend that is chargeable to U.K. income tax. The tax credit will be credited against such holder's liability (if any) to U.K. income tax on the gross amount of the dividend. After taking into account the tax credit, the effective rate of tax (i) for additional rate taxpayers will be 36.1% of the dividend paid for the 2012/2013 tax year, reducing to 30.6% thereafter, (ii) for higher rate taxpayers will be 25% of the dividend paid, and (iii) for basic rate taxpayers will be nil. An individual holder who is not subject to U.K. income tax on dividends received from the company will not generally be entitled to claim repayment of the tax credit in respect of such dividends. An individual's dividend income is treated as the top slice of their total income that is chargeable to U.K. income tax.

  Corporation Tax

        A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the gross amount of any dividends. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

        A corporate holder of ordinary shares or ADSs that is not a U.K. Holder will not be subject to U.K. corporation tax on dividends received from the company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from U.K. corporation tax discussed above does not apply, be chargeable to U.K. corporation tax on dividends received from the company.

  Taxation of disposals

  U.K. Holders

        A disposal or deemed disposal of ordinary shares or ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ordinary shares or ADSs are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the "annual exemption"). The annual exemption for the 2012/2013 tax year is £10,600. If, after all allowable deductions, an individual U.K. Holder's total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of ordinary shares or ADSs will be taxed at 28%. In other cases, a taxable capital gain accruing on a disposal of ordinary shares or ADSs may be taxed at 18% or 28% or at a combination of both rates.

        An individual U.K. Holder who ceases to be resident or ordinarily resident in the United Kingdom (or who fails to be regarded as resident in a territory outside the United Kingdom for the purposes of double taxation relief) for a period of less than five years and who disposes of his or her ordinary shares or ADSs during that period of temporary non-residence may be liable to U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) (subject to available exemptions or reliefs).

        A disposal of ordinary shares or ADSs by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Such a holder should be entitled to an indexation allowance, which applies to reduce capital gains to the extent that such gains arise due to inflation. The allowance may reduce a chargeable gain but will not create or increase an allowable loss.

        Any gains or losses in respect of currency fluctuations over the period of holding the ADSs would also be brought into account on the disposal.

  Non-U.K. Holders

        An individual holder who is not a U.K. Holder will not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares or ADSs unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary shares or ADSs.

        A corporate holder of ordinary shares or ADSs that is not a U.K. Holder will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its ordinary shares or ADSs unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares or ADSs are attributable. In these circumstances, a disposal of ordinary shares or ADSs by such holder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax.

  Inheritance Tax

        If for the purposes of the Taxes on Estates of Deceased Persons and on Gifts Treaty 1978 between the United States and the United Kingdom an individual holder is domiciled in the United States and is not a national of the United Kingdom, any ordinary shares or ADSs beneficially owned by that holder will not generally be subject to U.K. inheritance tax on that holder's death or on a gift made by that holder during his/her lifetime, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the ordinary shares or ADSs are part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary shares or ADSs are comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the U.K. (in which case no change to U.K. inheritance tax should apply).

  Stamp Duty and Stamp Duty Reserve Tax

  Issue and transfer of ordinary shares

        No U.K. stamp duty or stamp duty reserve tax or SDRT, is payable on the issue of the ordinary shares.

        The transfer on sale of ordinary shares by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.

        An agreement to transfer ordinary shares will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration. Such SDRT is payable on the seventh day of the month following the month in which the charge arises, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

  Transfer of ADSs

        No U.K. stamp duty will be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration given in connection with the transfer.

        No SDRT will be payable in respect of an agreement to transfer an ADS.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus among us and the underwriters named below, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of ADSs listed next to its name in the following table. Lazard Capital Markets LLC and Cowen and Company, LLC are acting as joint book-running managers for the offering.

Underwriters	Number of ADSs
Lazard Capital Markets LLC
Cowen and Company, LLC

Total

        The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the ADSs covered by the underwriters' over-allotment option described below. The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

        The underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per ADS. After the initial offering of the ADSs, the public offering price and other selling terms may be changed by the representative.

        The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per share	Without option	With option
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

        The total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $             million and are payable by us.

Over-Allotment Option

        We have granted the underwriters an option to purchase up to            additional ADSs at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover sales of ADSs by the underwriters in excess of the total number of ADSs set forth in the table above. If any ADSs are purchased pursuant to this over-allotment option, the underwriters will purchase the additional shares in approximately the same proportions as shown in the table above. If any of these additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

Initial Public Offering Pricing

        Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors considered in these negotiations are:

  •
  the prospects for our company and the industry in which we operate;

  •
  our past and present financial and operating performance;

  •
  financial and operating information and market valuations of publicly-traded companies engaged in activities similar to ours;

  •
  the prevailing conditions of U.S. securities markets at the time of this offering; and

  •
  other factors deemed relevant.

        The estimated initial public offering price set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-Up Agreements

        We, our directors, including our officers, have entered into lock-up agreements with the underwriters. Under these agreements, we, our directors, including our officers, have agreed, subject to specified exceptions, not to sell or transfer any ADSs, ordinary shares or securities convertible into, or exchangeable or exercisable for, ADSs or ordinary shares, during a period ending 180 days after the date of this prospectus without first obtaining the written consent of Lazard Capital Markets LLC and Cowen and Company, LLC. Specifically, we and these other individuals and entities have agreed not to:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable ADSs or ordinary shares or publicly disclose the intention to do any of the foregoing; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADS's or ordinary shares;

        The restrictions described above do not apply to:

  •
  the sale of ADSs to the underwriters pursuant to the underwriting agreement;

  •
  transactions by security holders relating to any ADSs, ordinary shares or other securities acquired in open market transactions after the closing of this offering;

  •
  the establishment of a 10b5-1 trading plan under the Exchange Act by a security holder for the sale of ADSs or ordinary shares, provided that such plan does not provide for the transfer of ADSs or ordinary shares during the restricted period;

  •
  exercises of warrants of ordinary shares, provided that any ordinary shares received in connection with such exercise of warrants be subject to the restrictions on transfer described above;

  •
  transfers of ADSs or ordinary shares to the us in connection with the cashless exercise of options that would otherwise expire, other than "broker-assisted" cashless exercises, provided that, any ADSs or ordinary shares received in connection with the cashless exercises of options be subject to the restrictions on transfer described above;

  •
  transfers by security holders of ADSs, ordinary shares or other securities to any member of the immediate family of such security holders or any trust or pension plan scheme for the direct or indirect benefit of such security holders or the immediate family such security holders;

  •
  transfers by security holders of ADSs, ordinary shares or other securities to such security holders' affiliates or to any investment fund or other entity controlled or managed by such security holders;

  •
  transfers by security holders of ADSs, ordinary shares or other securities as a bona fide gift by will or charitable contribution; or

  •
  transfers by distribution by security holders of ADSs, ordinary shares or other securities to general or limited partners, members, or stockholders of the security holder or to any investment fund or other entity controlled or managed by the security holder.

provided that in the case of each of the preceding four types of transactions, the transfer does not involve a disposition for value and each transferee or distributee signs and delivers a lock-up agreement agreeing to be subject to the restrictions on transfer described above.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

NASDAQ Global Market Listing

        We have applied to have our ADSs quoted on The NASDAQ Global Market under the "            " symbol.

Price Stabilization, Short Positions and Penalty

        In order to facilitate the offering of our ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs. In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our ADSs, including the imposition of penalty bids. This means that if the representative of the underwriters purchases ADSs in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

        The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution

        A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

Notice to Non-U.S. Investors

        European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

  •
  to any legal entity or person which is a "qualified investor" as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EC.

        United Kingdom.    The securities have not been made or will not be made in an offer to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act of 2000, as amended, or "FSMA", except to "qualified investors" as defined in section 86(7) of FSMA or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or "FSA." In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

        Switzerland.    The securities will not be distributed or offered, directly or indirectly, to the public in Switzerland and this document may not be publicly distributed or otherwise made publicly available in Switzerland. This document does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

Other Relationships

        From time to time, certain of the underwriters and their affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

        Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

 EXPENSES OF THE OFFERING

        We estimate that the expenses payable by us in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Amount
($)
Expenses:
SEC registration fee	*
FINRA filing fee	*
Nasdaq listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Road show expenses	*
Depositary expenses	*
Miscellaneous costs	*

Total

*
To be completed by amendment.

        We anticipate that the total underwriting discount on shares offered by us in the offering will be approximately $            , or        % of the gross proceeds to us of the offering, assuming no exercise of the underwriters' overallotment option.

        All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee.

 LEGAL MATTERS

        The validity of our ordinary shares and certain matters governed by English law will be passed on for us by Mayer Brown International LLP, our English counsel. The validity of the ADSs and certain other matters governed by U.S. federal and New York state law will be passed on for us by Mayer Brown LLP, New York, New York, our U.S. counsel. Certain legal matters in connection with this offering will be passed on for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel for the underwriters.

EXPERTS

        The consolidated financial statements as at September 30, 2012 and 2011, and for each of the three years in the period ended September 30, 2012 that are included in this prospectus and the registration statement, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

        We are incorporated under the laws of England and Wales. Many of our directors and officers reside outside the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors and executive officers (as well as certain directors, managers and executive officers of the finance subsidiaries) or have any of them appear in a U.S. court.

        We intend to appoint Corporation Service Company as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction in the Borough of Manhattan in New York, New York, arising out of or based upon the ADSs, the deposit agreement or the underwriting agreement related to the ADSs.

        Mayer Brown International LLP, our English solicitors, has advised us that there is some doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and the ADSs. You may review and copy the registration statement, reports and other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site at http://www.sec.gov.

        Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934 as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended September 30, 2013 and subsequent years will be due four months following the year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Securities Exchange Act of 1934 prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) that, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GW Pharmaceuticals plc

        We have audited the accompanying consolidated balance sheets of GW Pharmaceuticals plc and subsidiaries (the "Group") as at 30 September 2012 and 2011, and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 30 September 2012. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GW Pharmaceuticals plc and subsidiaries as at 30 September 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

DELOITTE LLP
London, United Kingdom
27 November 2012

CONSOLIDATED INCOME STATEMENTS

For the year ended 30 September

	Notes	2012 £000's	2011 £000's	2010 £000's
Revenue	3	33,120	29,627	30,676
Cost of sales		(839)	(1,347)	(752)
Research and development expenditure	4	(27,578)	(22,714)	(22,145)
Management and administrative expenses		(3,660)	(3,298)	(3,267)

Operating profit		1,043	2,268	4,512
Interest expense	9	(1)	(3)	(8)
Interest income	9	200	263	100

Profit before tax	5	1,242	2,528	4,604
Tax	10	1,248	221	37

Profit for the year		2,490	2,749	4,641

Earnings per share—basic	11	1.9p	2.1p	3.6p
Earnings per share—diluted	11	1.8p	2.0p	3.5p

        All activities relate to continuing operations.

        The Group has no recognised gains or losses other than the gains and losses shown above and therefore no separate consolidated statements of comprehensive income have been presented.

The accompanying notes are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended 30 September

Group	Called-up share capital £000's	Share premium account £000's	Other reserves £000's	Accumulated deficit £000's	Total £000's
At 1 October 2009(1)	129	63,755	20,184	(77,346)	6,722
Exercise of share options	2	678	—	—	680
Share-based payment transactions	—	—	—	630	630
Profit for the year	—	—	—	4,641	4,641

Balance at 30 September 2010	131	64,433	20,184	(72,075)	12,673
Exercise of share options	2	1,433	—	—	1,435
Share-based payment transactions	—	—	—	795	795
Profit for the year	—	—	—	2,749	2,749

Balance at 30 September 2011	133	65,866	20,184	(68,531)	17,652
Exercise of share options	—	81	—	—	81
Share-based payment transactions	—	—	—	1,009	1,009
Profit for the year	—	—	—	2,490	2,490

Balance at 30 September 2012	133	65,947	20,184	(65,032)	21,232

(1)
The Group reclassified certain equity account balances at 1 October 2009. The impact of this reclassification was a decrease in the share premium account and an increase in other reserves in the amount of £922,000 at this date. Further information regarding this reclassification is included in Note 22. This reclassification had no impact on total equity or income for any reporting period presented herein.

The accompanying notes are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED BALANCE SHEETS

As at 30 September

	Notes	2012 £000's	2011 £000's
Non-current assets
Intangible assets—goodwill	12	5,210	5,210
Property, plant and equipment	13	2,432	1,868

		7,642	7,078

Current assets
Inventories	14	3,537	1,424
Taxation recoverable	10	820	—
Trade receivables and other current assets	15	1,588	2,281
Cash and cash equivalents	19	29,335	28,319

		35,280	32,024

Total assets		42,922	39,102

Current liabilities
Trade and other payables	16	(9,114)	(6,562)
Obligations under finance leases	17	—	(7)
Deferred revenue	18	(2,449)	(3,459)

		(11,563)	(10,028)

Non-current liabilities
Deferred revenue	18	(10,127)	(11,422)

Total liabilities		(21,690)	(21,450)

Net assets		21,232	17,652

Equity
Share capital	20	133	133
Share premium account(1)		65,947	65,866
Other reserves(1)	23	20,184	20,184
Accumulated deficit		(65,032)	(68,531)

Total equity		21,232	17,652

(1)
The Group has reclassified certain equity account balances at 1 October 2009. The impact of this reclassification was a decrease in share premium account and an increase in other reserves in the amount of £922,000 at this date. Further information regarding this reclassification is included in Note 22. This reclassification had no impact on total equity or income for any reporting period presented herein.

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED CASH FLOW STATEMENTS

For the year ended 30 September

	Group
	2012 £000's	2011 £000's	2010 £'000's
Profit for the year	2,490	2,749	4,641
Adjustments for:
Interest expense	1	3	8
Interest income	(200)	(263)	(100)
Tax	(1,248)	(221)	(37)
Depreciation of property, plant and equipment	754	589	726
Other gains and losses	(202)	7	(8)
Increase in allowance for doubtful debts	26	—	—
Decrease in provision for inventories	(1,300)	(425)	(114)
Share-based payment charge	1,009	795	630

	1,330	3,234	5,746
Increase in inventories	(813)	(219)	(115)
Decrease/(increase) in trade receivables and other current assets	609	(1,043)	(406)
Increase/(decrease) in trade and other payables	247	168	(1,298)

Cash generated by operations	1,373	2,140	3,927
Research and development tax credits received	428	221	397

Net cash inflow from operating activities	1,801	2,361	4,324
Investing activities
Interest received	258	244	100
Dividend received from subsidiary	—	—	—
Purchase of property, plant and equipment	(1,318)	(891)	(434)

Net cash outflow from investing activities	(1,060)	(647)	(334)
Financing activities
Proceeds on exercise of share options	81	1,435	680
Expenses of share issue	—	—	(18)
Interest paid	(1)	(3)	(8)
Capital element of finance leases	(7)	(39)	(34)

Net cash inflow from financing activities	73	1,393	620
Net increase in cash and cash equivalents	814	3,107	4,610
Cash and cash equivalents at the beginning of the year	28,319	25,219	20,601
Effect of foreign exchange rate changes	202	(7)	8

Cash and cash equivalents at end of the year	29,335	28,319	25,219

The accompanying notes are an integral part of these consolidated cash flow statements.

Notes to the Consolidated Financial Statements

1. General Information

        GW Pharmaceuticals plc (the "Company") and its subsidiaries (the "Group") focus on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas.

        The Company is a public limited company, which has been listed on the Alternative Investment Market ("AIM"), which is a sub-market of the London Stock Exchange, since 28 June 2001. The Company is incorporated and domiciled in the United Kingdom. The address of the Company's registered office and principal place of business is Porton Down Science Park, Salisbury, Wiltshire.

2. Significant Accounting Policies

        The principal Group accounting policies are summarised below.

  Basis of Accounting

        The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial statements have also been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and IFRS as endorsed by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS regulation.

        The financial statements have been prepared under the historical cost convention, except for the revaluation of financial instruments. Historical cost is generally based on the fair value of the consideration given in exchange for the assets. The principal accounting policies are set out below.

        The financial statements were approved by the Board on 27 November 2012.

  Going Concern

        The Directors have considered the financial position of the Group, its cash position and forecast cash flows for the twelve month period from the date of signing these financial statements when considering going concern. They have also considered the Group's business activities, the key policies for managing financial risks and the key factors affecting the likely development of the business in 2013. In the light of this review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

  Basis of Consolidation

        The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 30 September each year. Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies of the entity concerned, generally accompanying a shareholding of more than one half of the voting rights.

        The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Acquisitions are accounted for under the purchase method.

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

        Non-controlling interests in subsidiaries are identified separately from the Group's equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

        Changes in the Group's interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.

        When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to accumulated deficit) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

  Intangible Assets—Goodwill

        Goodwill arising in a business combination is recognised as an asset at the date that control is acquired. Goodwill is measured as the excess of the sum of consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held equity interest (if any) in the entity over the net of the acquisition date amounts of the identifiable assets and liabilities assumed.

        Goodwill is not amortised but is tested for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

        On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

  Revenue

        Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business net of value added tax and other sales-related taxes. The Group recognises revenue when the amount can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group's activities, as described below.

        The Group's revenue arises from product sales, licensing fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. Agreements with commercial partners generally include non-refundable up-front license and collaboration fees, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur, and revenue from the supply of products. For these agreements, total arrangement consideration is attributed to separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions. The then allocated consideration is recognised as revenue in accordance with the principles described below.

        The percentage of completion method is used for a number of revenue streams of the Group. For each of the three years ended 30 September 2012, there were no discrete events or adjustments which caused the Group to revise its previous estimates of completion associated with those revenue arrangements accounted for under the percentage of completion method.

  Product Sales

        Revenue from the sale of products is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, the Group no longer has effective control over the goods sold, the amount of revenue and costs associated with the transaction can be measured reliably, and it is probable that the Group will receive future economic benefits associated with the transaction. Product sales have no rights of return. Provisions for rebates are established in the same period that the related sales are recorded.

  Licensing Fees

        License fees received in connection with product out-licensing agreements, even where such fees are non-refundable, are deferred and recognised over the period of the license term.

  Collaboration Fees

        Collaboration fees are deferred and recognised as services are rendered based on the percentage of completion method.

  Technical Access Fees

        Technical access fees represent amounts charged to licensing partners to provide access to, and allow them to commercially exploit data that the Group possesses or which can be expected to result from Group research programmes that are in progress. Non-refundable technical access fees that involve the delivery of data that the Group possesses and that permit the licensing partner to use the data freely and where the Group has no remaining obligations to perform are recognised as revenue

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

upon delivery of the data. Non-refundable technical access fees relating to data where the research programme is on-going are recognised based on the percentage of completion method.

  Development and Approval Milestone Fees

        Development and approval milestone fees are recognised as revenue based on the percentage of completion method on the assumption that all stages will be completed successfully, but with cumulative revenue recognised limited to non-refundable amounts already received or reasonably certain to be received.

  Research and Development Fees

        Revenue from partner funded contract research and development agreements is recognised as research and development services are rendered. Where services are in-progress at period end, the Group recognises revenues proportionately, in line with the percentage of completion of the service. Where such in-progress services include the conduct of clinical trials, the Group recognises revenue in line with the stage of completion of each trial so that revenues are recognised in line with the expenditures.

  Royalties

        Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

  Research and Development

        Expenditure on research and development activities is recognised as an expense in the period in which it is incurred.

        An internally generated intangible asset arising from the Group's development activities is recognised only if the following conditions are met:

  •
  an asset is created that can be identified,

  •
  it is probable that the asset created will generate future economic benefits, and

  •
  the development cost of the asset can be measured reliably.

        The Group has determined that regulatory approval is the earliest point at which the probable threshold can be achieved. All research and development expenditure incurred prior to achieving regulatory approval is therefore expensed as incurred.

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

  Property, Plant and Equipment

        Property, plant and equipment are stated at cost, net of accumulated depreciation and any recognised impairment loss. Depreciation is provided so as to write off the cost of assets, less their estimated residual values, over their useful lives using the straight line method, as follows:

Motor vehicles	4 years
Plant, machinery and lab equipment	4-10 years
Office and IT equipment	4 years
Leasehold improvements	5-10 years or term of the lease if shorter

        Assets under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

        The gain or loss arising on disposal or scrappage of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in operating profit.

  Inventories

        Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method. Cost includes materials, direct labour, depreciation of manufacturing assets and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realisable value is the estimated selling price, less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

        If net realisable value is lower than the carrying amount, a write down provision is recognised for the amount by which the carrying amount exceeds its net realisable value.

        Inventories manufactured prior to regulatory approval are capitalised as an asset but provided for until there is a high probability of regulatory approval of the product. At the point when a high probability of regulatory approval is obtained, the provision is adjusted appropriately to adjust the carrying value to expected net realisable value, which may not exceed original cost.

        Adjustments to the provision against inventories manufactured prior to regulatory approval are recorded as a component of research and development expenditure. Adjustments to the provision against commercial product related inventories manufactured following achievement of regulatory approval are recorded as a component of cost of goods.

  Taxation

        The tax expense represents the sum of the tax currently payable or recoverable and deferred tax.

        The tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

        Deferred tax is the tax expected to be payable or recoverable on differences between carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

        Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

        The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited in other comprehensive income, in which case the deferred tax is also dealt with in other comprehensive income.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

  Earnings per Share

        Basic earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares held in the GW Pharmaceuticals All Employee Share Scheme (the "ESOP") during the year to satisfy employee share awards.

        Diluted earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of shares held in the ESOP during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options or warrants where the inclusion of these would not be antidilutive.

  Retirement Benefit Costs

        The Group does not operate any pension plans, but makes contributions to personal pension arrangements of its Executive Directors and employees. The amounts charged to the consolidated income statement in respect of pension costs are the contributions payable in the year. Differences between contributions payable in the year and contributions paid are shown as either accruals or prepayments in the consolidated balance sheet.

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

  Foreign Currency

        The individual financial statements of each group company are presented in the currency of the primary economic environment in which it operates (its functional currency), which for all companies forming part of the Group, is pounds sterling. The presentation currency of the consolidated financial statements is also pounds sterling.

        In preparing the financial statements of the individual companies, transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates of exchange prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

        Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement as a component of operating profit.

  Share-based Payment

        Equity-settled share-based payments to employees and others providing similar services are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant.

        The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

        Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date of grant.

  Warrants

        Warrants issued by the Group are recognised and classified as equity when upon exercise, the Company would issue a fixed amount of its own equity instruments (ordinary shares) in exchange for a fixed amount of cash or another financial asset.

        Consideration received, net of incremental costs directly attributable to the issue of such new warrants, is shown in equity.

        Changes in fair value of such warrants are not recognised in the consolidated financial statements.

        When the warrants are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

  Leases

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

        Rentals under operating leases are charged on a straight-line basis over the term of the relevant lease except where another more systematic basis is more representative of the time pattern in which economic benefits from the lease are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

        In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

        Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the finance lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognised immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs. Contingent rentals are recognised as an expense in the periods in which they are incurred.

  Financial Instruments

        Financial assets and liabilities are recognised in the Group's balance sheet when the Group becomes party to the contractual provisions of the instrument.

        All financial assets are recognised and derecognised on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

        Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", "held-to-maturity" investments, "available-for-sale" financial assets and "loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

        For each reporting period covered herein, the Group's financial assets were restricted to "loans and receivables".

  Loans and Receivables

        Trade receivables that have fixed or determinable payments that are not quoted in an active market are classified as "loans and receivables". Loans and receivables are measured at amortised cost, less any impairment. Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

        Trade receivables are assessed for indicators of impairment at each balance sheet date. Trade receivables are impaired where there is objective evidence that, as a result of one or more events that occurred after initial recognition, the estimated future cash flows of the receivables have been affected. Appropriate allowances for estimated irrecoverable amounts are recognised in the income statement. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

  Cash and Cash Equivalents

        Cash and cash equivalents comprise cash in hand and on-call deposits held with banks and other short-term highly liquid investments with a maturity of three months or less.

  Financial Liabilities

        Financial liabilities are classified as either financial liabilities "at Fair Value Though Profit and Loss" or "other financial liabilities".

        For each reporting period covered herein, the Group's financial liabilities were restricted to "other financial liabilities".

  Other Financial Liabilities

        Trade payables are initially measured at fair value, net of transaction costs, and are subsequently measured at amortised cost, using the effective interest rate method.

        The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

  Critical Judgements in Applying the Group's Accounting Policies

        In the application of the Group's accounting policies, which are described above, the Board of Directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

        The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the Directors have made in the process of applying the Group's accounting policies and that have the most significant effect on the amounts recognised in the financial statements.

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

  Recognition of Clinical Trials Expenditure

        The Group recognises expenditure incurred in carrying out clinical trials during the course of conduct of each clinical trial in line with the state of completion of each trial. This involves the calculation of clinical trial accruals at each period end to account for expenditure which has been incurred. This requires estimation of the expected full cost to complete the trial and also estimation of the current stage of trial completion.

        Clinical trials usually take place over extended time periods and typically involve a set-up phase, a recruitment phase and a completion phase which ends upon the receipt of a final report containing full statistical analysis of trial results. Accruals are prepared separately for each in-process clinical trial and take into consideration the stage of completion of each trial including the number of patients that have entered the trial, the number of patients that have completed treatment and whether the final report has been received. In all cases, the full cost of each trial is expensed by the time the final report has been received.

  Revenue Recognition

        The Group recognises revenue from product sales, licensing fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. Agreements with commercial partners generally include a non-refundable up-front fee, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur, and revenue from the supply of products to our commercial partners. For these agreements, the Group is required to apply judgement in the allocation of total agreement consideration to the separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions.

        The Group applies the percentage of completion revenue recognition method to certain classes of revenue. The application of this approach requires the judgement of the Group with regards to the total costs incurred and total estimated costs expected to be incurred over the length of the agreement.

  Key Sources of Estimation Uncertainty

        The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

  Provision for Inventories

        The Group maintains inventories which, based upon current sales levels and the current regulatory status of the product in each indication, is in-excess of the amount that is expected to be utilised in the manufacture of finished product for future commercial sales. Provision is therefore made to reduce the carrying value of the excess inventories to their expected net realisable value.

        The provision for inventories, and adjustments thereto, are estimated based on evaluation of the status of the regulatory approval, projected sales volumes and growth rates. The timing and extent of future provision adjustments will be contingent upon timing and extent of future regulatory approvals and post-approval in-market sales demand, which remain uncertain at this time.

Notes to the Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

  Deferred Taxation

        At the balance sheet date, the Group has accumulated tax losses of £40.9m (2011: £46.0m) available to offset against future profits. If the value of these losses were recognised within the Group's balance sheet at the balance sheet date, the Group would be carrying a deferred tax asset of £9.7m (2011: £11.8m). However, as explained in the tax accounting policy note, the Group's policy is to recognise deferred tax assets only to the extent that it is probable that future taxable profits, feasible tax-planning strategies, and deferred tax liabilities will be available against which the brought forward trading losses can be utilised. Estimation of the level of future taxable profits is therefore required in order to determine the appropriate carrying value of the deferred tax asset at each balance sheet date.

  Adoption of New and Revised Standards

        In the current year, the following revised standard has been adopted in these financial statements. Adoption has not had a significant impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

  Amendments to IAS 12 (Dec 2010) Deferred Tax: Recovery of Underlying Assets

  IAS 24 Related Party Disclosures

        At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were issued by the IASB but not yet effective:

  Annual Improvements to IFRSs: 2009-2011 Cycle (May 2012)

  Amendments to IAS 32 (Dec 2011) Offsetting Financial Assets and Financial Liabilities

  Amendments to IFRS 7 (Dec 2011) Disclosures—Offsetting Financial Assets and Financial Liabilities

  IFRS 9 Financial Instruments

  Amendments to IAS 1 (June 2011) Presentation of Items of Other Comprehensive Income

  IAS 19 (revised June 2011) Employee Benefits

  IFRS 13 Fair Value Measurement

  IFRS 12 Disclosure of Interests in Other Entities

  IFRS 11 Joint Arrangements

  IFRS 10 Consolidated Financial Statements

  IAS 28 (revised May 2011) Investments in Associates and Joint Ventures

  IAS 27 (revised May 2011) Separate Financial Statements

  Improvements to IFRSs 2010 (May 2010) Improvements to IFRSs 2010

        The Directors do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Group.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Information

        Information reported to the Group's Board of Directors for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group's reportable segments are as follows:

  •
  Sativex Commercial: The Sativex Commercial segment promotes Sativex through strategic collaborations with major pharmaceutical companies for the currently approved indication of multiple sclerosis spasticity. The Group entered into agreements with Otsuka Pharmaceutical Co. Ltd. in the United States, Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Novartis Pharma AG in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa, Bayer HealthCare AG in the United Kingdom and Canada, and Neopharm Group in Israel.

  •
  Sativex Research and Development: The Sativex Research and Development segment seeks to maximize the potential of Sativex through the development of new indications. The current focus for this segment is the Phase 3 clinical development program of Sativex for use in treatment of cancer pain.

  •
  Pipeline Research and Development: The Pipeline Research and Development segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using the Group's proprietary cannabinoid product platform. The Group is in Phase 2 clinical development evaluating selected cannabinoids to treat Type 2 diabetes and ulcerative colitis, and the Group also has pre-clinical research programs evaluating the use of selected cannabinoids for the treatment of glioma, epilepsy and psychiatric illness.

        The accounting policies of the reportable segments are the same as the Group's accounting policies described in Note 2. Segment result represents the result of each segment without allocation of share-based payment expenses, and before management and administrative expenses, interest expense, interest income receivable and tax. This is the measure reported to the Group's Board of Directors for the purpose of resource allocation and assessment of segment performance.

        No measures of segment assets and segment liabilities are reported to the Board of Directors in order to assess performance and allocate resources. Intersegment activity has been eliminated. There are no intersegment sales and all revenue is generated from external customers.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Information (Continued)

  Segment Results

  For the Year Ended 30 September 2012

	Sativex Commercial £'000	Sativex R&D £'000	Pipeline R&D £'000	Total reportable segments £'000	Unallocated costs(1) £'000	Consolidated £'000
Revenue:
Product sales	2,514	—	—	2,514	—	2,514
Research and development fees	—	14,080	5,420	19,500	—	19,500
License, collaboration and technical access fees	1,294	—	—	1,294	—	1,294
Development and approval milestone fees	9,812	—	—	9,812	—	9,812

Total revenue	13,620	14,080	5,420	33,120	—	33,120
Cost of sales	(839)	—	—	(839)	—	(839)
Research and development credit/(expenditure)	1,300	(18,415)	(9,904)	(27,019)	(559)	(27,578)

Segmental result	14,081	(4,335)	(4,484)	5,262	(559)	4,703

Management and administrative expenses						(3,660)

Operating profit						1,043
Interest expenses						(1)
Interest income						200

Profit before tax						1,242
Tax						1,248

Profit for the year						2,490

        The following is an analysis of depreciation and the movement in the provision for inventories provision movement by segment for the year ended 30 September 2012:

	Sativex Commercial £'000	Sativex R&D £'000	Pipeline R&D £'000	Total reportable segments £'000	Unallocated costs(1) £'000	Consolidated £'000
Depreciation	—	(394)	(360)	(754)	—	(754)
Decrease in provision for inventories	1,300	—	—	1,300	—	1,300

(1)
Unallocated costs represent share-based payment transactions which are not allocated to segments.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Information (Continued)

  Segment Results

  For the Year Ended 30 September 2011

	Sativex Commercial £'000	Sativex R&D £'000	Pipeline R&D £'000	Total reportable segments £'000	Unallocated costs(1) £'000	Consolidated £'000
Revenue:
Product sales	4,409	—	—	4,409	—	4,409
Research and development fees	—	10,822	5,216	16,038	—	16,038
License, collaboration and technical access fees	3,843	—	—	3,843	—	3,843
Development and approval milestone fees	5,337	—	—	5,337	—	5,337

Total revenue	13,589	10,822	5,216	29,627	—	29,627
Cost of sales	(1,347)	—	—	(1,347)	—	(1,347)
Research and development credit/(expenditure)	266	(14,757)	(7,834)	(22,325)	(389)	(22,714)

Segmental result	12,508	(3,935)	(2,618)	5,955	(389)	5,566

Management and administrative expenses						(3,298)

Operating profit						2,268
Interest expense						(3)
Interest income						263

Profit before tax						2,528
Tax						221

Profit for the year						2,749

        The following is an analysis of depreciation and the movement in the provision for inventories by segment for the year ended 30 September 2011:

	Sativex Commercial £'000	Sativex R&D £'000	Pipeline R&D £'000	Total reportable segments £'000	Unallocated costs(1) £'000	Consolidated £'000
Depreciation	—	(248)	(341)	(589)	—	(589)
Decrease in provision for inventories	266	159	—	425	—	425

(1)
Unallocated costs represent share-based payment transactions which are not allocated to segments.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Information (Continued)

  Segment Results

  For the Year Ended 30 September 2010

	Sativex Commercial £'000	Sativex R&D £'000	Pipeline R&D £'000	Total reportable segments £'000	Unallocated costs(1) £'000	Consolidated £'000
Revenue:
Product sales	2,768	—	—	2,768	—	2,768
Research and development fees	—	10,381	4,427	14,808	—	14,808
License, collaboration and technical access fees	1,900	—	—	1,900	—	1,900
Development and approval milestone fees	11,200	—	—	11,200	—	11,200

Total revenue	15,868	10,381	4,427	30,676	—	30,676
Cost of sales	(752)	—	—	(752)	—	(752)
Research and development credit/(expenditure)	114	(14,518)	(7,419)	(21,823)	(322)	(22,145)

Segmental result	15,230	(4,137)	(2,992)	8,101	(322)	7,779

Management and administrative expenses						(3,267)

Operating profit						4,512
Interest expense						(8)
Interest income						100

Profit before tax						4,604
Tax						37

Profit for the year						4,641

        The following is an analysis of depreciation and the movement in the provision for inventories by segment for the year ended 30 September 2010:

	Sativex Commercial £'000	Sativex R&D £'000	Pipeline R&D £'000	Total reportable segments £'000	Unallocated costs(1) £'000	Consolidated £'000
Depreciation	—	(341)	(385)	(726)	—	(726)
Decrease in provision for inventories	114	—	—	114	—	114

(1)
Unallocated costs represent share-based payment transactions which are not allocated to segments.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Information (Continued)

        Revenues from the Group's largest customer, the only customer where revenues amount to more than 10% of the Group's revenues, are included within the above segments as follows:

	Sativex Commercial £'000	Sativex R&D £000's	Pipeline R&D £000's	Total £000's
Year ended 30 September 2012	—	13,994	5,420	19,414

Year ended 30 September 2011	3,687	10,729	5,216	19,632

Year ended 30 September 2010	—	10,381	4,427	14,808

	2012 £000's	2011 £000's	2010 £'000's
UK	248	1,469	1,834
Europe (excluding UK)	12,712	10,317	12,511
United States	14,274	11,830	11,482
Canada	436	795	422
Asia	5,450	5,216	4,427

	33,120	29,627	30,676

  Geographical Analysis of Revenue by Destination of Customer:

        All revenue, profits and losses before tax originated in the UK. All assets and liabilities are held in the UK.

4. Research and Development Expenditure

	2012 £000's	2011 £000's	2010 £000's
GW-funded research and development	8,078	6,676	7,337
Development partner-funded research and development	19,500	16,038	14,808

	27,578	22,714	22,145

        GW-funded research and development consists of payroll costs for research staff and associated overhead, cost of growing botanical raw material, research work and sponsorship of collaborative scientists, and external third party costs incurred in conducting clinical trials.

        Development partner-funded research and development expenditures include the costs of employing staff to work on joint research and development plans, plus the costs of subcontracted pre-clinical studies and sponsorships of academic scientists who collaborate with the Group. These expenditures are charged to the Group's commercial partners, principally Otsuka. The Group is the primary obligor for these activities and under the terms of the Sativex development agreements and the Otsuka research collaboration agreement, the Group uses both its internal resources and third party contractors to provide contract research and development services to its commercial partners.

Notes to the Consolidated Financial Statements (Continued)

5. Profit before Tax

        Profit before tax is stated after charging/(crediting):

	2012 £000's	2011 £000's	2010 £000's
Operating lease rentals—land and buildings	1,036	782	749
Depreciation of property, plant and equipment—owned	744	541	678
Depreciation of property, plant and equipment—leased	10	48	48
Provision for inventories	(1,300)	(425)	(114)
Allowance for doubtful debts—trade receivables	26	—	—
Foreign exchange loss/(gain)	301	(96)	(16)
Staff costs (see note 7)	10,098	8,532	8,089

6. Auditor's Remuneration

	2012 £000's	2011 £000's	2010 £000's
The auditors for the years ending 30 September 2012 and 2011 were Deloitte LLP
Audit fees:
—Audit of the Company's annual accounts(1)	51	8	8
—Audit of the Company's subsidiaries pursuant to legislation	42	37	34

Total audit fees	93	45	42
Other services
—Audit related assurance(2)	5	5	5
—All Other services(3)	13	—	—

Total non-audit fees	18	5	5

(1)
For the year ended 30 September 2012, the audit fees include amounts for the audit of the Group in accordance with the PCAOB standards.

(2)
Audit related assurance fees relate to fees for the performance of an interim review.

(3)
Other services represents other assurance services provided to the Group

7. Staff Costs

        The average number of Group employees (including Executive Directors) for the year ended 30 September was:

	2012 Number	2011 Number	2010 Number
Research and development	162	136	104
Management and administration	15	16	16

	177	152	120

Notes to the Consolidated Financial Statements (Continued)

7. Staff Costs (Continued)

	2012 £000's	2011 £000's	2010 £000's
Their aggregate remuneration comprised:
Wages and salaries	7,700	6,443	6,260
Social security costs	926	865	798
Other pension costs	463	429	401
Share-based payment	1,009	795	630

	10,098	8,532	8,089

8. Directors' Remuneration

        Directors' remuneration and other benefits for the year ended 30 September were as follows:

	2012 £000's	2011 £000's	2010 £000's
Emoluments	1,692	1,426	1,796
Money purchase contributions to Directors' pension arrangements	158	171	165
Gain on exercise of share options	122	225	674

	1,972	1,822	2,635

        During 2012, four Directors were members of defined contribution pension schemes (2011: four).

9. Interest

	2012 £000's	2011 £000's	2010 £000's
Interest expense—Finance lease interest	(1)	(3)	(8)

Interest income—Bank interest	200	263	100

10. Tax

	2012 £000's	2011 £000's	2010 £000's
Current year credit	(820)	—
Adjustment in respect of prior year—credit	(428)	(221)	(37)

Tax Credit	(1,248)	(221)	(37)

        Tax credits relate to research and development tax credits claimed under the Finance Act 2000.

        The Group has historically recognised the benefit of enhanced research and development deductions and the resulting tax credits when certainty over the claim has been reached with Her Majesty's Revenue and Customs (UK) ("HMRC"), resulting in prior year adjustments to the tax credit as shown above. There is now a sustained history of agreeing such claims with HMRC, resulting in the recognition in the year ended 30 September 2012 of the estimated benefit for qualifying current year research and development expenditures. Any difference in the credit ultimately received will be recorded as an adjustment in respect of prior year—credit or expense.

Notes to the Consolidated Financial Statements (Continued)

10. Tax (Continued)

        The tax credit for the year can be reconciled to the tax charge on the Group profit at the standard UK Corporation tax rate as follows:

	2012 £000's	2011 £000's	2010 £000's
Group profit on ordinary activities before tax	1,242	2,528	4,604

Tax charge on Group profit at standard UK Corporation tax rate of 25% (2011: 27%, 2010: 28%)	311	682	1,289
Effects of:
Expenses not deductible in determining taxable profit	—	3	—
Income not taxable in determining taxable profit	(4)	(45)	(224)
R&D enhanced tax relief	(732)	(1,275)	(1,342)
Effect of unrecognised temporary differences	(395)	635	277
Over provision in respect of previous years	(428)	(221)	(37)

Group tax credit for the year	(1,248)	(221)	(37)

        The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation £000's	Other temporary differences £000's	Tax losses £000's	Total £000's
At 1 October 2009	(220)	168	52	—
Credited/(charged) to profit or loss	71	(97)	26	—

At 1 October 2010	(149)	71	78	—
(Charged)/credited to profit or loss	(53)	131	(78)	—

At 1 October 2011	(202)	202	—	—
(Charged)/credited to profit or loss	(75)	75	—	—

At 30 September 2012	(277)	277	—	—

        Deferred tax assets and liabilities have been offset in full (netting to nil in all reporting periods), as the Group has a legally enforceable right to do so, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. All entities in the Group operate in the same taxation jurisdiction and the taxing authority permits the Group to make or receive a single net payment.

        At 30 September 2012 the Group had tax losses available for carry forward of approximately £40.9m (2011: £46.0m, 2010: £44.3m). The Group has not recognised deferred tax assets relating to carried forward losses, of approximately £9.4m (2011: £11.4m, 2010: £11.9m). In addition, the Group has not recognised deferred tax assets relating to other temporary differences of £0.3m (2011: £0.4m, 2010: nil). These deferred tax assets have not been recognised as the Group's management considers that there is insufficient future taxable income, taxable temporary differences and feasible tax-planning strategies to overcome cumulative losses and therefore it is more likely than not that the relevant deferred tax assets will not be realised in full.

Notes to the Consolidated Financial Statements (Continued)

10. Tax (Continued)

        In March 2012, the UK Government announced a reduction in the standard rate of UK corporation tax to 24% effective 1 April 2012 and to 23% effective 1 April 2013. These rate reductions became substantially enacted in March 2012 and July 2012 respectively. The UK Government also proposed changes to further reduce the standard rate of UK corporation tax by 1% per annum to 22% by 1 April 2014, but these changes have not yet been substantially enacted. The effect of these tax rate reductions on the deferred tax balance will be accounted for in the period in which the tax rate reductions are substantially enacted.

11. Earnings Per Share

        The calculations of earnings per share are based on the following data:

	2012 £000's	2011 £000's	2010 £000's
Profit for the year—basic and diluted	2,490	2,749	4,641

	Number of shares
	2012 m		2011 m		2010 m
Weighted average number of ordinary shares	133.2		131.9		129.9
Less ESOP trust ordinary shares	(0.2)		(0.2)		(0.2)

Weighted average number of ordinary shares for purposes of basic earnings per share	133.0		131.7		129.7
Effect of potentially dilutive shares arising from share options	4.5		3.9		3.5
Effect of potentially dilutive shares arising from warrants	—		0.2		—

Weighted average number of ordinary shares for purposes of diluted earnings per share	137.5		135.7		133.2

Earnings per share—basic	1.9	p	2.1	p	3.6	p

Earnings per share—diluted	1.8	p	2.0	p	3.5	p

12. Intangible Assets—Goodwill

Group:	2012 £000's	2011 £000's	2010 £000's
Cost—As at 1 October	5,210	5,210	5,210
Accumulated impairment losses	—	—	—

Net book value—As at 30 September	5,210	5,210	5,210

        Goodwill arose upon the acquisition of GW Research Ltd (formerly G-Pharm Ltd) by GW Pharma Limited in 2001.

        For impairment testing purposes, all goodwill has been allocated to the Sativex Commercial segment as a separate cash generating unit. The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on financial budgets covering a five year period, with a 2% growth rate thereafter (2011:2%, 2010: 2%) and a

Notes to the Consolidated Financial Statements (Continued)

12. Intangible Assets—Goodwill (Continued)

discount rate of 12% per annum (2011: 12% per annum, 2010: 12% per annum). These projections take into account projected future product sales revenues, expected milestone receipts from licensees and projected development expenditures.

        Any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the carrying amount to exceed the recoverable amount of the cash-generating unit. An impairment loss is recognised only if the goodwill carrying value exceeds the value in use.

13. Property, Plant and Equipment

Group	Motor vehicles £000's	Plant, machinery and lab equipment £000's	Office and IT equipment £000's	Leasehold improvements £000's	Total £000's
Cost
At 1 October 2010	11	3,140	778	968	4,897
Additions	—	405	344	142	891
Disposals	—	—	—	—	—

At 1 October 2011	11	3,545	1,122	1,110	5,788
Additions	—	500	235	583	1,318
Disposals	(11)	(403)	(490)	(504)	(1,408)

At 30 September 2012	—	3,642	867	1,189	5,698

Accumulated depreciation
At 1 October 2010	11	1,993	544	783	3,331
Charge for the year	—	403	125	61	589
Disposals	—	—	—	—	—

At 1 October 2011	11	2,396	669	844	3,920
Charge for the year	—	392	195	167	754
Disposals	(11)	(403)	(490)	(504)	(1,408)

At 30 September 2012	—	2,385	374	507	3,266

Net book value
At 30 September 2012	—	1,257	493	682	2,432

At 30 September 2011	—	1,149	453	266	1,868

        The net book value of property, plant and equipment at 30 September 2012 includes £nil in respect of assets held under finance leases (2011: £10,000, 2010: £48,000).

Notes to the Consolidated Financial Statements (Continued)

14. Inventories

	2012 £000's	2011 £000's
Raw materials	312	70
Work in progress	2,951	771
Finished goods	274	583

	3,537	1,424

        Inventory with a carrying value of £2.3m is considered to be recoverable after more than one year from the balance sheet date, but within the Group's normal operating cycle (2011: Nil).

        The provision for inventories relates to inventories expected to expire before being utilised by the Group. The movement in the provision for inventories is as follows:

	2012 £000's	2011 £000's	2010 £000's
Opening balance—as at 1 October	3,431	3,856	3,970
Decrease in provision for inventories	(1,300)	(425)	(114)

As at 30 September	2,131	3,431	3,856

15. Financial Assets

  Trade and Other Receivables

	2012 £000's	2011 £000's
Amounts falling due within one year
Trade receivables	784	1,521
Provision for impairment—trade receivables	(26)	—

	758	1,521
Prepayments and accrued income	595	430
Other receivables	235	330

	1,588	2,281

        Trade receivables disclosed above are classified as loans and receivables and are therefore measured at amortised cost.

        Trade receivables at 30 September 2012 represent 8 days of sales (2011: 19 days). The average trade receivable days during the year ended 30 September 2012 was 31 days (2011: 18 days). The credit period extended to customers is 30 to 60 days.

        The provision for impairment—trade receivables is comprised of an individual past due receivable of £26,000 considered to be impaired at 30 September 2012. All trade receivables, aside from this individual receivable, were current at the balance sheet date as at 30 September 2012 and 2011.

        The trade receivables balance at 30 September 2012 consisted of balances due from six customers (2011: six customers) with the largest single customer representing 38% (2011: 36%) of the total amount due. Given that the Group's customers consist of a small number of large pharmaceutical

Notes to the Consolidated Financial Statements (Continued)

15. Financial Assets (Continued)

companies, counterparty credit risk is considered to be low. The Group seeks to mitigate credit risk by seeking payments in advance from pharmaceutical partners for expenditure to be incurred on their behalf.

        No interest is charged on trade receivables.

        The Directors consider that the carrying value of trade receivables equals their fair value.

16. Financial Liabilities

  Trade and Other Payables

	2012 £000's	2011 £000's
Amounts falling due within one year
Other creditors and accruals	4,437	3,695
Trade payables	4,090	2,381
Other taxation and social security	587	486

	9,114	6,562

        Trade payables principally comprise amounts outstanding for trade purchases and on-going costs.

        Trade payables at 30 September 2012 represent the equivalent of 51 days purchases (2011: 46 days).

        The average credit period taken for trade purchases during the year ended 30 September 2012 was 31 days (2011: 43 days).

        For most suppliers, no interest is charged on invoices that are paid within a pre-agreed trade credit period. The Group has procedures in place to ensure that invoices are paid within agreed credit terms so as to ensure that interest charges by suppliers are minimised.

        The Directors consider that the carrying value of trade payables approximates to their fair value.

Notes to the Consolidated Financial Statements (Continued)

17. Obligations under Finance Leases

	Minimum lease payments		Present value of lease payments
	2012 £000's	2011 £000's	2012 £000's	2011 £000's
Amounts payable under finance leases:
Within one year	–	8	–	7
In the second to fifth years inclusive	–	–	–	–

	–	8	–	7

Less: future finance charges	–	1	n/a	n/a

Present value of lease obligations	–	7	–	7

Less: Amount due for settlement within 12 months (shown under current liabilities)			–	7

Amount due for settlement after 12 months			–	–

        Historically, it has been the Group's policy to lease certain of its property, plant and equipment under finance leases. The average lease term has been three years. For the year ended 30 September 2012, the average effective borrowing rate was 11% (2011: 11%). Interest rates are fixed at the contract date. All leases to date have been on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

        All lease obligations are denominated in Sterling.

        The fair value of the Group's lease obligations is approximately equal to their carrying amount.

        The Group's obligations under finance leases are generally secured by the lessors' rights over the leased assets.

18. Deferred Revenue

	2012 £000's	2011 £000's
Amounts falling due within one year
Deferred license, collaboration, and technical access fee income(1)	1,378	1,294
Advance research and development fees(2)	1,071	2,165

	2,449	3,459

Amounts falling due after one year
Deferred license, collaboration and technical access fee income(1)	10,127	11,422

(1)
These deferred revenues result mainly from up-front license fees received in 2005 of £12.0 million from Almirall S.A. (deferred revenue balance as at 30 September 2012—£6.6 million, and 30 September 2011—£7.4 million) and collaboration and technical access fees from other Sativex licensees. Amounts deferred under each agreement will be recognised in revenue as discussed in Note 2.

Notes to the Consolidated Financial Statements (Continued)

18. Deferred Revenue (Continued)

(2)
Advance payments received represents payments for research and development activities to be carried out in the next year on behalf of Otsuka. These amounts will be recognised as revenue in future periods as the services are rendered.

19. Financial Instruments

        The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising return to shareholders. The Group's overall strategy remains unchanged from 2011.

        Group senior management are responsible for monitoring and managing the financial risks relating to the operations of the Group, which include credit risk, market risks arising from interest rate risk and currency risk, and liquidity risk. The Board of Directors and the Audit Committee review and approve the internal policies for managing each of these risks, as summarised below. The Group is not subject to any externally imposed capital requirements.

        The Group's financial instruments, as at 30 September, are summarised below:

  Categories of Financial Instruments

	2012 £000's	2011 £000's
Financial assets
Cash and cash equivalents	29,335	28,319
Taxation recoverable	820	—
Trade receivables—at amortised cost	758	1,521
Prepayments and accrued income	595	430
Other receivables	235	330

Total financial assets	31,743	30,600

Financial liabilities
Other creditors and accruals	4,437	3,695
Trade payables—at amortised cost	4,090	2,381
Other taxation and social security	587	486
Obligations under finance leases	—	7

Total financial liabilities	9,114	6,569

        All financial assets and financial liabilities are current in nature. In all instances, the fair value of financial assets and financial liabilities approximates the carrying value due to the short-term nature of these instruments.

        It is, and has been throughout the period under review, the Group's policy that no speculative trading in financial instruments shall be undertaken.

  Credit Risk:

        Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties, principally involving the major UK clearing banks and their wholly owned subsidiaries,

Notes to the Consolidated Financial Statements (Continued)

19. Financial Instruments (Continued)

when placing cash on deposit. In addition the Group operates a treasury policy that dictates the maximum cash balance that may be placed on deposit with any single institution or group. This policy is reviewed and approved from time to time by the Audit Committee and the Board of Directors.

        Trade receivables represent amounts due from customers for the sale of commercial product and research funding from development partners, consisting primarily of a small number of major pharmaceutical companies where the credit risk is considered to be low. The Group seeks to minimise credit risk by offering only 30 days credit to commercial customers and by requesting payment in advance from its development partners for the majority of its research activities.

        At the balance sheet date the maximum credit risk attributable to any individual counterparty was £13.0m (2011: £7.2m).

        Trade receivables to the value of £26,000 (2011: nil) were past their due date and were provided against in full.

        The carrying amount of the financial assets recorded in the financial statements represents the Group's maximum exposure to credit risk as no collateral or other credit enhancements are held.

  Market Risk:

        The Group's activities expose it primarily to financial risks of changes in interest rates and foreign currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in various currencies, placed with a variety of financial institutions for varying periods according to the Group's expected liquidity requirements. There has been no material change to the Group's exposure to market risks or the manner in which it manages and measures risk.

  i) Interest Rate Risk

        The Group is exposed to interest rate risk as it places surplus cash funds on deposit to earn interest income. The Group seeks to ensure that it consistently earns commercially competitive interest rates by using the services of an independent broker to identify and secure the best commercially available interest rates from those banks that meet the Group's stringent counterparty credit rating criteria. In doing so the Group manages the term of cash deposits, up to a maximum of 365 days, in order to maximise interest earnings while also ensuring that it maintains sufficient readily available cash in order to meet short-term liquidity needs.

        Interest income of £200,000 (2011: £263,000; 2010: £100,000) during the year ended 30 September 2012 was earned from deposits with a weighted average interest rate of 1.00% (2011: 0.86%; 2010: 0.64%). Therefore, a 100 basis point increase in interest rates would have increased interest income, and increased the profit for the year, by £200,000 (2011: £306,000; 2010: £156,000).

        The Group does not have any balance sheet exposure to assets or liabilities which would increase or decrease in fair value with changes to interest rates.

  ii) Currency Risk

        The functional currency of the Company, and each of its subsidiaries, is pounds sterling and the majority of transactions in the Group are denominated in that currency. However, the Group receives revenues and incurs expenditures in foreign currencies and is exposed to the effects of foreign exchange which are recorded in the income statement. The Group seeks to minimise this exposure by passively

Notes to the Consolidated Financial Statements (Continued)

19. Financial Instruments (Continued)

maintaining foreign currency cash balances at levels appropriate to meet foreseeable foreign currency expenditures, converting surplus foreign currency balances into pounds as soon as they arise. The Group does not use derivative contracts to manage exchange rate exposure.

        The table below shows an analysis of year end cash and cash equivalents balances by currency:

	2012 £000's	2011 £000's
Cash at bank and in hand:
Sterling	7,779	2,183
Euro	683	1,219
US Dollar	4,600	2,848
Canadian Dollar	228	5

Total	13,290	6,254

Short-term deposits:
Sterling	16,045	22,065

Total cash and cash equivalents	29,335	28,319

        The table below shows those transactional exposures that give rise to net currency gains and losses recognised in the income statement. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the Group. As at 30 September these exposures were as follows:

  Net Foreign Currency Assets/(Liabilities):

	2012 £000's	2011 £000's
Euro	396	902
US Dollar	355	986
Canadian Dollar	464	218
Other	(24)	(39)

	1,191	2,067

  Foreign Currency Sensitivity Analysis:

        The most significant currencies in which the Group trades, other than Sterling, are the US Dollar and the Euro. The Group also trades in the Canadian Dollar; the Czech Crown and the Polish Zloty. The following table details the Group's sensitivity to a 10% change in the key foreign currency exchange rates against Sterling:

Year Ended 30 September 2012	Euro £'000	US Dollar £'000	Can Dollar £'000	Other £'000
Profit before tax	40	36	46	(2)

Equity	40	36	46	(2)

Notes to the Consolidated Financial Statements (Continued)

19. Financial Instruments (Continued)

Year Ended 30 September 2011	Euro £'000	US Dollar £'000	Can Dollar £'000	Other £'000
Profit before tax	90	99	22	(4)

Equity	90	99	22	(4)

  Liquidity Risk:

        Responsibility for liquidity risk management rests with the Board of Directors, which has built a liquidity risk management framework to enable the monitoring and management of short, medium and long term cash requirements of the business.

        The Board of Directors actively monitor Group cash flows and regularly review projections of future cash requirements to ensure that appropriate levels of liquidity are maintained. The Group manages its short term liquidity primarily by planning the maturity dates of cash deposits in order to time the availability of funds as liabilities fall due for payment. The Group does not maintain any borrowing facilities.

        Cash deposits, classified as cash and cash equivalents on the balance sheet, comprise deposits placed on money markets for periods of up to three months and on call. The weighted average time for which the rate was fixed was 50 days (2011: 64 days).

        All of the Group's financial liabilities at each balance sheet date have maturity dates of less than 12 months from the balance sheet date. There have been no material changes to the Group's exposure to liquidity risks or the manner in which it manages and measures liquidity risk.

20. Share Capital

        As at 30 September 2012 the authorised share capital of the Company and the allotted, called-up and fully paid amounts were as follows:

	2012 £000's	2011 £000's
Authorised
200,000,000 ordinary shares of 0.1p each	200	200

Allotted, called-up and fully paid	133	133

        Changes to the number of ordinary shares in issue have been as follows:

	Number of shares	Total nominal value £000's	Total share premium £000's	Total consideration £000's
As at 1 October 2010	131,197,792	131	64,433	64,564
Exercise of share options	1,857,362	2	1,433	1,435

As at 30 September 2011	133,055,154	133	65,866	65,999
Exercise of share options	315,200	—	81	81

As at 30 September 2012	133,370,354	133	65,947	66,080

        The Company has one class of ordinary shares which carry no right to fixed income.

Notes to the Consolidated Financial Statements (Continued)

21. Share-based payments

        The Company operates various equity-settled share option schemes for employees of the Group. In addition, options have been issued to a small number of expert consultants in return for services provided to the Group.

        All options granted under these schemes are exercisable at the share price on the date of the grant, with the exception of options issued under the GW Pharmaceuticals Long Term Incentive Plan "LTIP" which are issued with an exercise price equivalent to the par value of the shares under option.

        The vesting period for all options granted is three years from the date of grant and the options lapse after 10 years.

        Options generally lapse if the employee leaves the Group before the options vest. However, at the discretion of the Remuneration Committee, under the "Good Leaver" provisions of the share option scheme rules, employees may be allowed to retain some or all of the share options upon ceasing employment by the Group. Vested options usually need to be exercised within six months of leaving.

        Under the terms of the LTIP employees are awarded options to subscribe for the Company's ordinary shares at an exercise price equivalent to the par value of the shares under option. These options are subject to performance conditions which must be achieved before the options vest and become exercisable. In the event that the performance conditions are not achieved within the required three year vesting period these options lapse. Once vested, an award may be exercised at any time prior to the tenth anniversary of the date of grant.

        LTIP awards granted to Executive Directors are subject to performance conditions which are determined by the Remuneration Committee. These are usually a mixture of market-based and non-market based performance conditions which are intended to link executive compensation to the key value drivers for the business whilst aligning the interests of the Executive Directors with those of shareholders and employees.

        The 2010 awards are subdivided into four equal tranches, each of which will vest on 19 July 2013 upon achievement of the following performance conditions:

  •
  one quarter will vest upon achievement of regulatory approvals of the Company's lead product in a further six European countries (excluding UK and Spain) and three non-EU countries;

  •
  one quarter will vest upon the conclusion of one new significant non-Sativex license agreement;

  •
  one quarter will vest upon the successful completion of a Phase 2 proof of concept clinical trial in one non-Sativex product; and

  •
  one quarter will vest if, on the vesting date, the Company share price has both increased and outperformed the FTSE AIM All Share Index over the period from the date of grant until vesting of the option.

        The 2011 awards are subject to a performance condition whereby the number of options vesting on the third anniversary of the date of grant will be determined according to the performance of the Company share price relative to a comparator group consisting of the constituents of the FTSE small cap index. Awards will only vest if the Company is ranked at median or above in relation to the comparator group. 25% of the award will vest if the Company achieves median ranking, with 100% vesting if an upper quartile ranking is achieved. A straight line approach is used to calculate the percentage vesting between these two extremes.

Notes to the Consolidated Financial Statements (Continued)

21. Share-based payments (Continued)

        The 2012 awards are subdivided into four equal tranches, each of which will vest on 6 June 2015 upon achievement of the following performance conditions:

  •
  one quarter of the award will vest upon achievement of first positive cancer pain clinical trial results;

  •
  one quarter of the award will vest upon filing of a New Drug Application ("NDA") for Sativex with the US Food and Drug Administration ("FDA");

  •
  one quarter of the award will vest upon signature of a new non-Sativex product license agreement; and

  •
  one quarter of the award will vest subject to the Company share price performance over the three year vesting period. This will be ranked against the share price performance of a comparator group made up of the constituents of the FTSE Smallcap index. Awards will only vest if the Company is ranked at Median or above. 25% of this element of the of the award will vest if the Company achieves a Median ranking and 100% will vest if the Company achieves an Upper Quartile ranking, with a straight line approach used to calculate the percentage vesting between these two extremes.

        LTIPs are also granted to other Group employees from time to time. These grants are usually made subject to performance conditions which are linked to a combination of corporate objectives and personal objectives for the individual to achieve prior to the vesting date.

        The number of outstanding options under each scheme can be summarised as follows:

	30 Sept 2012 Number of share options	30 Sept 2011 Number of share options
Employee share option schemes	6,462,379	6,867,829
Employee Long Term Incentive Plan awards	4,591,765	3,458,345
Consultant share options	612,456	714,956

Options outstanding at 30 September	11,666,600	11,041,130

        The movement in share options in each scheme during the year can be summarised as follows:

	Employee options		Employee LTIP		Consultant options		Total options
	Number of share options	Weighted average exercise price £	Number of share options	Weighted average exercise price £	Number of share options	Weighted average exercise price £	Number of share options	Weighted average exercise price £
Outstanding at 1 October 2010	10,579,516	1.31	2,572,582	0.001	1,060,256	1.42	14,212,354	1.08
Granted during the year	—	—	913,763	0.001	—	—	913,763	0.001
Exercised during the year	(1,758,562)	0.79	—	0.001	(98,800)	0.48	(1,857,362)	0.77
Expired during the year	(1,953,125)	2.06	(28,000)	0.001	(246,500)	2.10	(2,227,625)	2.04

Outstanding at 1 October 2011	6,867,829	1.23	3,458,345	0.001	714,956	1.32	11,041,130	0.85
Granted during the year	—	—	1,326,770	0.001	—	—	1,326,770	0.001
Exercised during the year	(95,200)	0.76	(190,000)	0.001	(30,000)	0.29	(315,200)	0.26
Expired during the year	(310,250)	1.14	(3,350)	0.001	(72,500)	1.22	(386,100)	1.15

Outstanding at 30 September 2012	6,462,379	1.24	4,591,765	0.001	612,456	0.76	11,666,600	0.76

Notes to the Consolidated Financial Statements (Continued)

21. Share-based payments (Continued)

        Share options outstanding at 30 September 2012 can be summarised as follows:

	Employee options		Employee LTIP		Consultant options		Total options
Range of exercise prices	Number of share options	Weighted average remaining contractual life/years	Number of share options	Weighted average remaining contractual life/years	Number of share options	Weighted average remaining contractual life/years	Number of share options	Weighted average remaining Contractual life/years
£0.01-£0.50	10,000	6.0	4,591,765	7.9	30,000	7.2	4,631,765	7.9
£0.51-£1.00	3,025,117	3.5	—	—	85,000	0.8	3,110,117	3.4
£1.01-£1.50	1,656,372	2.8	—	—	375,096	2.6	2,031,468	2.8
£1.51-£2.00	918,498	0.3	—	—	72,360	0.8	990,858	0.3
£2.01-£2.50	852,392	1.3	—	—	50,000	0.8	902,392	1.3

Outstanding at 30 September 2012	6,462,379	2.6	4,591,765	7.9	612,456	1.9	11,666,600	4.7

Exercisable at 30 September 2012	6,462,379	2.6	1,443,132	6.1	612,456	1.9	7,674,835	3.1

        Share options outstanding at 30 September 2011 can be summarised as follows:

	Employee options		Employee LTIP		Consultant options		Total options
Range of Exercise prices	Number of share options	Weighted average remaining contractual life/years	Number of share options	Weighted average remaining contractual life/years	Number of share options	Weighted average remaining contractual life/years	Number of share options	Weighted average remaining Contractual life/years
£0.01-£0.50	10,000	7.0	3,458,345	8.2	60,000	8.2	3,528,345	8.2
£0.51-£1.00	3,127,817	4.5	—	—	85,000	1.8	3,212,817	4.4
£1.01-£1.50	1,953,322	3.3	—	—	360,996	2.9	2,314,318	3.2
£1.51-£2.00	1,776,690	1.8	—	—	158,960	1.8	1,935,650	1.8
£2.01-£2.50	—	—	—	—	50,000	1.8	50,000	1.8

Outstanding at 30 September 2011	6,867,829	3.5	3,458,345	8.2	714,956	2.9	11,041,130	4.4

Exercisable at 30 September 2011	6,867,829	3.5	600,000	6.5	714,956	2.9	8,182,785	3.7

        Charges for share based payments have been allocated to the Research and Development and Management and administrative expenses lines of the consolidated income statement as follows:

	2012 £000's	2011 £000's	2010 £000's
Research and development expenditure	450	389	322
Management and administrative expenses	559	406	308

	1,009	795	630

        In the year ended 30 September 2012, options were granted on 15 December 2011, 23 March 2012, 31 May 2012, 6 June 2012 and 1 July 2012. The aggregate of the estimated fair values of the options granted on those dates is £1.1m and the weighted average fair value of the awards made during 2012 was £0.82 per option.

        In the year ended 30 September 2011, options were granted on 8 June 2011 and 1 September 2011. The aggregate of the estimated fair values of the options granted on those dates is £1.2m and the weighted average fair value of the awards made during 2011 was £1.19 per option.

Notes to the Consolidated Financial Statements (Continued)

21. Share-based payments (Continued)

        In the year ended 30 September 2010, options were granted on 30 November 2009 and 19 July 2010. The aggregate of the estimated fair values of the options granted on those dates is £1.0m and the weighted average fair value of the awards made during 2010 was £1.15 per option.

        Fair values were calculated using the Black Scholes share option pricing model. The following weighted average assumptions were used in calculating these fair values:

	2012	2011	2010
Weighted average share price	83p	108p	115p
Weighted average exercise price	0.1p	0.1p	0.1p
Expected volatility	52%	68%	75%
Expected life	5.0 Years	5.0 Years	5.0 Years
Risk-free rate	0.5%	0.5%	0.5%
Expected dividend yield	Nil	Nil	Nil

        Expected volatility was determined by calculating the historical volatility of the Group's share price over the previous three years. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, performance conditions and behavioural considerations.

22. Warrants

        Warrants to subscribe for ordinary shares in the Company are as shown below:

	At 1 Oct 2011 Number	Warrants granted Number	Warrants exercised Number	Warrants lapsed Number	At 30 Sept 2012 Number	Date of issue	Exercise price	Date of expiry
Warrant Holder
Great Point Partners	1,888,480	—	—	—	1,888,480	13/08/09	105.0p	13/08/14
Great Point Partners	1,888,480	—	—	—	1,888,480	13/08/09	175.0p	13/08/14

Total	3,776,960	—	—	—	3,776,960

        The above warrants were issued to Great Point Partners on 13 August 2009 at a time when the mid-market price for ordinary shares of the Company was 78.0 pence. The warrant issue was concurrent with the issue of 7,553,920 new ordinary shares to Great Point partners at 78.0 pence per share.

        The warrants can be exercised at any time prior to their expiry on the 13th August 2014.

        The fair value of the warrants on the date of issue was £0.9 million which was previously recorded as a component of the share premium account. Having reassessed the rights of the warrants, the Directors have considered it appropriate to restate equity to reflect the inclusion of the fair value of the warrants as a component of Other reserves, rather than the share premium account. The reclassification did not result in any change to profit or total equity for any reporting period presented herein.

Notes to the Consolidated Financial Statements (Continued)

23. Other Reserves

        Other reserves of £20.2m relate to a £0.9 million warrants reserve and a £19.3m merger reserve and a £0.9m warrants reserve. The warrants reserve is discussed in note 22. The merger reserve was created as a result of the acquisition by the Company of the entire issued share capital of GW Pharma Ltd in 2001. This acquisition was effected by a share for share exchange which was merger accounted under UK Generally Accepted Accounting Practice, or UK GAAP, in accordance with the merger relief provisions of section 131 of the Companies Act 1985 (as amended) relating to the accounting for business combinations involving the issue of shares at a premium. In preparing consolidated financial statements, the amount by which the fair value of the shares issued exceeded their nominal value was recorded within a merger reserve on consolidation, rather than in a share premium account. The merger reserve was retained upon transition to IFRS, as allowed under UK law. This reserve is not considered to be distributable.

  ESOP Reserve

        The Group's "ESOP" is an Inland Revenue approved all employee share scheme constituted under a trust deed. The trust holds shares in the Company for the benefit of and as an incentive for the employees of the Group. The trustee of the ESOP is GWP Trustee Company Limited, a wholly owned subsidiary of the Company. Costs incurred by the trust are expensed in the Group's financial statements as incurred. Distributions from the trust are made in accordance with the scheme rules and on the recommendation of the Board of Directors of the Company.

        Shares held in trust represent issued and fully paid up 0.1 pence ordinary shares and remain eligible to receive dividends. The shares held by the ESOP were originally acquired in 2000 for nil consideration by way of a gift from a shareholder and hence the balance on the ESOP reserve is nil (2011: nil).

        As at 30 September the ESOP held the following shares:

	2012 Number	2011 Number	2010 Number
Unconditionally vested in employees	228,607	260,331	328,474
Conditionally gifted to employees	173,951	186,341	196,769
Shares available for future distribution to employees	34,706	22,316	11,888

Total	437,264	468,988	537,131

        The valuation methodology used to compute the share-based payment charge was based on fair value at the grant date, which is determined by the application of a Black Scholes share option pricing model. The assumptions underlying the Black-Scholes model for the ESOP shares are as detailed in Note 21 relating to the LTIP awards. The exercise price for shares granted under the ESOP is nil, and the vesting conditions include employment by the Group over the three year vesting period from the date of grant. The share-based payment charge for shares granted under the ESOP plan amounted to £33,441 in the year ended 30 September 2012 (2011: £50,231, 2010: £50,231).

        As at 30 September 2012 the number and market value of shares held by the trust which have not yet unconditionally vested in employees is 208,657 (2011: 208,657) and £0.2m (2011: £0.2m) respectively.

Notes to the Consolidated Financial Statements (Continued)

24. Financial Commitments

        The Group had capital commitments for property, plant and equipment contracted but not provided for at 30 September 2012 of £0.1m (2011: £0.2m).

        At the balance sheet date the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2012 £000's	2011 £000's
— within one year	987	955
— between two and five years	2,375	3,442
— after five years	—	—

	3,362	4,397

        The minimum lease payments payable under operating leases recognised as an expense in the year were £1.0m (2011: £0.8m).

        Operating lease payments represent rentals payable by the Group for certain of its leased properties. Manufacturing and laboratory facilities are subject to 10 year leases with a seven year lease break at the Group's option.

        Office properties are usually leased for one year or less with the exception of the London property, which is on a five year lease and the Histon property which is on a ten year lease with a five year break.

25. Contingent Liabilities

        The Group may, from time to time, be involved in legal proceedings that are incidental to the Group operations. The Group is not currently involved in any legal or arbitration proceedings which may have, or have had in the 12 months preceding the date of this report, a material effect on the consolidated financial position, results of operations or liquidity of the Group.

26. Related Party Transactions

  Remuneration of Key Management Personnel:

        The remuneration of the Directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

	2012 £000's	2011 £000's
Short term employee benefits	1,664	1,426
Post-employment benefits	158	171
Share-based payments	831	625

	2,653	2,222

  Other Related Party Transactions:

        During the year the Group purchased services in the ordinary course of business from Brian Whittle Associates Limited, a company controlled by Brian Whittle, a former Director and substantial

Notes to the Consolidated Financial Statements (Continued)

26. Related Party Transactions (Continued)

shareholder of the Company, at a cost of £3,000 (2011: £19,000, 2010 £44,000). As at 30 September 2012 there was no amount due to Brian Whittle Associates Limited (2011: nil).

        Upon the retirement of David Kirk from the Board of Directors of the Company, on 1 June 2012, the Remuneration Committee agreed that, in accordance with the "Good Leaver" provisions of the share option scheme rules, David Kirk would be allowed to retain all of his outstanding share options after leaving the employment of the Group.

        This includes:

  •
  1.2m share options, with a weighted average exercise price of £1.48 and a weighted average time to expiry of 1.9years.

  •
  0.3m of vested LTIP awards with a 0.1 pence exercise price and a weighted average time to expiry of 6.0 years.

  •
  0.3m of unvested LTIP award, with a 0.1 pence exercise price and weighted average time to expiry of 8.25 years.

        The unvested options remain subject to the performance conditions and shall only become exercisable if the Group achieves the performance conditions before the vesting date. All vested options shall remain available to exercise at any time prior to their expiry upon the tenth anniversary of their date of grant.

27. Investments

  Principal Group Investments

        The Group has investments in the following significant subsidiary undertakings:

Name of undertaking	Country of registration	Activity	% holding
GW Pharma Limited	England and Wales	Research and Development	100
GW Research Limited	England and Wales	Research and Development	100
Cannabinoid Research Institute Limited	England and Wales	Research and Development	100
Guernsey Pharmaceuticals Limited	Guernsey	Research and Development	100
GWP Trustee Company Limited	England and Wales	Employee Share Ownership	100
G-Pharm Trustee Company Limited	England and Wales	Dormant	100
G-Pharm Limited	England and Wales	Dormant	100

        All the subsidiary undertakings are included in the consolidated accounts.

28. Subsequent events

        Subsequent to the year-end the Group has entered into an arrangement for the construction of new lease premises for occupation during 2014. If the lease premises are not taken up the Group is liable to repay costs of up to £1.05m to the landlord.

American Depositary Shares

GW PHARMACEUTICALS PLC
(Incorporated in England and Wales)

Representing            Ordinary Shares

LAZARD CAPITAL MARKETS
COWEN AND COMPANY

The date of this prospectus is                        , 2012.

        Until 25 days after the date of this prospectus, all dealers that buy, sell, or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of directors and officers

        The Registrant's articles of association provide that, subject to the Companies Act 2006, every person who is or was at any time a director or other officer (excluding an auditor) of the Registrant may be indemnified out of the assets of the Registrant against all costs, charges, expenses, losses or liabilities incurred by him in performing his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

        The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

        In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, the Registrant, members of the Registrant's board of directors, members of the executive management board and persons who control the Registrant within the meaning of the Securities Act, against certain liabilities.

Item 7.    Recent sales of unregistered securities

        The following information is furnished with regard to all securities issued by the Registrant within the last three years that were not registered under the Securities Act. The issuance of such shares was deemed exempt from registration requirements of the Securities Act as such securities were offered and sold outside of the United States to persons who were neither citizens nor residents of the United States or such sales were exempt from registration under Section 4(a)(2) of Securities Act.

        No underwriter or underwriting discount or commission was involved in any of the issuances set forth in this Item 7.

Options to Purchase Ordinary Shares

        From October 1, 2009 through December 14, 2013, the Registrant issued an aggregate of 3,151,983 options to purchase ordinary shares under its equity incentive plans. Of these options:

  •
  options to purchase 31,350 ordinary shares have been canceled without being exercised;

  •
  options to purchase 190,000 ordinary shares have been exercised at a weighted average exercise price of £0.001 per share; and

  •
  options to purchase a total of 2,930,633 ordinary shares are currently outstanding, at a weighted average exercise price of £0.001 per share.

Item 8.    Exhibits

(a)
The following documents are filed as part of this Registration Statement:

Exhibit Number		Description of Exhibit
1.1	(1)	Form of Underwriting Agreement.
3.1		Memorandum & Articles of Association of GW Pharmaceuticals plc.
4.1		Form of specimen certificate evidencing ordinary shares.
4.2	(2)	Form of Deposit Agreement among GW Pharmaceuticals plc, Citibank, N.A., as the depositary bank and all Holders and Beneficial Owners of ADSs issued thereunder.
4.3	(2)	Form of American Depositary Receipt (included in Exhibit 4.2).
4.4		Share Warrant to subscribe for ordinary shares issued to Biomedical Value Fund, L.P. dated August 2009.

Exhibit Number		Description of Exhibit
4.5		Share Warrant to subscribe for ordinary shares issued to Biomedical Value Fund, L.P. dated August 2009.
4.6		Share Warrant to subscribe for ordinary shares issued to Biomedical Offshore Value Fund, L.P. dated August 2009.
4.7		Share Warrant to subscribe for ordinary shares issued to Biomedical Offshore Value Fund, L.P. dated August 2009.
5.1	(1)	Opinion of Mayer Brown International LLP as to the validity of the securities being offered under the laws of GW Pharmaceuticals plc's jurisdiction of organization.
10.1	†(1)	License and Distribution Agreement between Bayer AG Division Pharma and GW Pharma Ltd., dated May 20, 2003.
10.2	†(1)	Amendment Number 1 to the License and Distribution Agreement, dated November 4, 2003.
10.3	(1)	Amendment Number 2 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Healthcare AG Division Pharma, dated January 14, 2004.
10.4	†(1)	Amendment Number 3 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Healthcare AG Division Pharma, dated March 1, 2005.
10.5	†(1)	Amendment Number 4 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Healthcare AG Division Pharma, dated May 10, 2005.
10.6	(1)	Amendment Number 5 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Schering Pharma AG (fka Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010.
10.7	†(1)	Supply Agreement between Bayer AG and GW Pharma Ltd., dated May 20, 2003.
10.8	†(1)	Amendment Number 1 to the Supply Agreement between GW Pharma Ltd. and Bayer Healthcare AG, dated November 4, 2003.
10.9	†(1)	Amendment Number 2 to the Supply Agreement between GW Pharma Ltd. and Bayer Healthcare AG, dated May 10, 2005.
10.10	†(1)	Amendment Number 3 to the Supply Agreement between GW Pharma Ltd. and Bayer Schering Pharma AG (fka Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010.
10.11	†(1)	Product Commercialisation and Supply Consolidated Agreement between GW Pharma Limited and Almirall Prodesfarma, S.A., dated June 6, 2006.
10.12	†(1)	Amendment No. 1 to the Product Commercialisation and Supply Consolidated Agreement between GW Pharma Ltd. and Laboratorios Almirall S.A., dated March 4, 2009.
10.13	†(1)	Amendment to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Ltd. and Almirall S.A., dated July 23, 2010.
10.14	†(1)	Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Ltd. and Almirall S.A., dated November 17, 2011.
10.15	†(1)	Amendment and Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Ltd. and Almirall S.A., dated March 13, 2012.

Exhibit Number		Description of Exhibit
10.16	†(1)	Research Collaboration and Licence Agreement between GW Pharma Ltd. and GW Pharmaceuticals plc and Otsuka Pharmaceutical Co., Ltd., dated July 9, 2007.
10.17	†(1)	Amendment No. 1 to Research Collaboration and Licence Agreement, dated March 14, 2008.
10.18	†(1)	Amendment No. 2 to Research Collaboration and Licence Agreement, dated June 29, 2010.
10.19	†(1)	Development and License Agreement between GW Pharma Ltd. and GW Pharmaceuticals Plc and Otsuka Pharmaceutical Co., Ltd., dated February 14, 2007.
10.20	†(1)	Amendment No. 1 to Development and License Agreement, dated November 1, 2008.
10.21	†(1)	Letter amending Development and License Agreement, dated October 21, 2010.
10.22	†(1)	Distribution and License Agreement, dated April 8, 2011, by and between GW Pharma Ltd. and Novartis Pharma AG.
10.23	†(1)	Manufacturing and Supply Agreement, dated November 9, 2011, by and between Novartis Pharma AG and GW Pharma Ltd.
10.24	†(1)	Production Supply Agreement, dated May 16, 2003.
10.25	†(1)	Lease, dated July 18, 2008.
10.26	†(1)	Lease, dated July 6, 2009.
10.27	†(1)	Lease, dated October 9, 2009.
10.28	†(1)	Lease, dated April 6, 2011.
10.29	†(1)	Lease, dated October 12, 2011.
10.30	†(1)	Lease, dated January 6, 2012.
10.31	†(1)	Agreement for Lease, dated April 4, 2012.
10.32		Occupational Underlease, dated August 11, 2010.
10.33		Lease, dated May 24, 2011.
10.34		Tenancy Agreement, dated November 19, 2012.
10.35		Service Agreement by and between GW Pharma Ltd, and Adam George, dated June 1, 2012.
10.36	(1)	Service Agreement by and between GW Pharma Ltd., and Chris Tovey, dated July 11, 2012.
10.37		Service Agreement by and between GW Pharmaceuticals plc and Dr. Geoffrey Guy, dated November 1, 2000.
10.38		Service Agreement by and between GW Pharmaceuticals Limited and Justin Gover, dated November 1, 2000.
10.39		Service Agreement by and between GW Pharmaceuticals plc and Dr. Stephen Wright, dated , 2005.
10.40		Letter of Appointment by and between GW Pharmaceuticals plc and James Noble, dated January 19, 2007.
10.41		Letter of Appointment by and between GW Pharmaceuticals plc and Tom Lynch, dated .

Exhibit Number		Description of Exhibit
10.42		Long Term Incentive Plan.
10.43		GW Pharmaceuticals All Employee Share Scheme.
10.44		GW Pharmaceuticals Approved Share Option Scheme 2001.
10.45		GW Pharmaceuticals Unapproved Share Option Scheme 2001.
21.1		List of Subsidiaries.
23.1	(1)	Consent of Deloitte LLP.
23.2	(1)	Consent of Mayer Brown International LLP (included in Exhibit 5.1).
24.1	(1)	Powers of Attorney (included in the signature page to this Registration Statement).

†
Confidential treatment to be requested.

(1)
To be filed in an amendment to this registration statement prior to effectiveness.

(2)
Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-            ), filed with the Securities and Exchange Commission with respect to ADSs representing ordinary shares.
(b)
Financial Statement Schedules

        All Schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 9.    Undertakings

(a)
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salisbury, England, on                        , 2013.

GW PHARMACEUTICALS PLC
By:
Name: Dr. Geoffrey Guy Title: Executive Chairman

POWER OF ATTORNEY

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                        ,                          and                        , and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Dr. Geoffrey Guy	Executive Chairman (Principal Executive Officer)	, 2013
Adam George	Finance Director (Principal Financial and Accounting Officer)	, 2013
Justin Gover	Managing Director	, 2013
Dr. Stephen Wright	Research and Development Director	, 2013
Chris Tovey	Chief Operating Officer	, 2013

Signature	Title	Date

James Noble	Director	, 2013
Cabot Brown	Director	, 2013
Thomas Lynch	Director	, 2013

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of GW Pharmaceuticals plc has signed this registration statement or amendment thereto on                        , 2013.

GW PHARMACEUTICALS PLC
By:
Name: Title:

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	(1)	Form of Underwriting Agreement.
3.1		Memorandum & Articles of Association of GW Pharmaceuticals plc.
4.1		Form of specimen certificate evidencing ordinary shares.
4.2	(2)	Form of Deposit Agreement among GW Pharmaceuticals plc, Citibank, N.A., as the depositary bank and all Holders and Beneficial Owners of ADSs issued thereunder.
4.3	(2)	Form of American Depositary Receipt (included in Exhibit 4.2).
4.4		Share Warrant to subscribe for ordinary shares issued to Biomedical Value Fund, L.P. dated August 2009.
4.5		Share Warrant to subscribe for ordinary shares issued to Biomedical Value Fund, L.P. dated August 2009.
4.6		Share Warrant to subscribe for ordinary shares issued to Biomedical Offshore Value Fund, L.P. dated August 2009.
4.7		Share Warrant to subscribe for ordinary shares issued to Biomedical Offshore Value Fund, L.P. dated August 2009.
5.1	(1)	Opinion of Mayer Brown International LLP as to the validity of the securities being offered under the laws of GW Pharmaceuticals plc's jurisdiction of organization.
10.1	†(1)	License and Distribution Agreement between Bayer AG Division Pharma and GW Pharma Ltd., dated May 20, 2003.
10.2	†(1)	Amendment Number 1 to the License and Distribution Agreement, dated November 4, 2003.
10.3	(1)	Amendment Number 2 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Healthcare AG Division Pharma, dated January 14, 2004.
10.4	†(1)	Amendment Number 3 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Healthcare AG Division Pharma, dated March 1, 2005.
10.5	†(1)	Amendment Number 4 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Healthcare AG Division Pharma, dated May 10, 2005.
10.6	(1)	Amendment Number 5 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Schering Pharma AG (fka Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010.
10.7	†(1)	Supply Agreement between Bayer AG and GW Pharma Ltd., dated May 20, 2003.
10.8	†(1)	Amendment Number 1 to the Supply Agreement between GW Pharma Ltd. and Bayer Healthcare AG, dated November 4, 2003.
10.9	†(1)	Amendment Number 2 to the Supply Agreement between GW Pharma Ltd. and Bayer Healthcare AG, dated May 10, 2005.
10.10	†(1)	Amendment Number 3 to the Supply Agreement between GW Pharma Ltd. and Bayer Schering Pharma AG (fka Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010.

Exhibit Number		Description of Exhibit
10.11	†(1)	Product Commercialisation and Supply Consolidated Agreement between GW Pharma Limited and Almirall Prodesfarma, S.A., dated June 6, 2006.
10.12	†(1)	Amendment No. 1 to the Product Commercialisation and Supply Consolidated Agreement between GW Pharma Ltd. and Laboratorios Almirall S.A., dated March 4, 2009.
10.13	†(1)	Amendment to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Ltd. and Almirall S.A., dated July 23, 2010.
10.14	†(1)	Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Ltd. and Almirall S.A., dated November 17, 2011.
10.15	†(1)	Amendment and Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Ltd. and Almirall S.A., dated March 13, 2012.
10.16	†(1)	Research Collaboration and Licence Agreement between GW Pharma Ltd. and GW Pharmaceuticals plc and Otsuka Pharmaceutical Co., Ltd., dated July 9, 2007.
10.17	†(1)	Amendment No. 1 to Research Collaboration and Licence Agreement, dated March 14, 2008.
10.18	†(1)	Amendment No. 2 to Research Collaboration and Licence Agreement, dated June 29, 2010.
10.19	†(1)	Development and License Agreement between GW Pharma Ltd. and GW Pharmaceuticals Plc and Otsuka Pharmaceutical Co., Ltd., dated February 14, 2007.
10.20	†(1)	Amendment No. 1 to Development and License Agreement, dated November 1, 2008.
10.21	†(1)	Letter amending Development and License Agreement, dated October 21, 2010.
10.22	†(1)	Distribution and License Agreement, dated April 8, 2011, by and between GW Pharma Ltd. and Novartis Pharma AG.
10.23	†(1)	Manufacturing and Supply Agreement, dated November 9, 2011, by and between Novartis Pharma AG and GW Pharma Ltd.
10.24	†(1)	Production Supply Agreement, dated May 16, 2003.
10.25	†(1)	Lease, dated July 18, 2008.
10.26	†(1)	Lease, dated July 6, 2009.
10.27	†(1)	Lease, dated October 9, 2009.
10.28	†(1)	Lease, dated April 6, 2011.
10.29	†(1)	Lease, dated October 12, 2011.
10.30	†(1)	Lease, dated January 6, 2012.
10.31	†(1)	Agreement for Lease, dated April 4, 2012.
10.32		Occupational Underlease, dated August 11, 2010.
10.33		Lease, dated May 24, 2011.
10.34		Tenancy Agreement, dated November 19, 2012.

Exhibit Number		Description of Exhibit
10.35		Service Agreement by and between GW Pharma Ltd, and Adam George, dated June 1, 2012.
10.36	(1)	Service Agreement by and between GW Pharma Ltd., and Chris Tovey, dated July 11, 2012.
10.37		Service Agreement by and between GW Pharmaceuticals plc and Dr. Geoffrey Guy, dated November 1, 2000.
10.38		Service Agreement by and between GW Pharmaceuticals Limited and Justin Gover, dated November 1, 2000.
10.39		Service Agreement by and between GW Pharmaceuticals plc and Dr. Stephen Wright, dated , 2005.
10.40		Letter of Appointment by and between GW Pharmaceuticals plc and James Noble, dated January 19, 2007.
10.41		Letter of Appointment by and between GW Pharmaceuticals plc and Tom Lynch, dated .
10.42		Long Term Incentive Plan.
10.43		GW Pharmaceuticals All Employee Share Scheme.
10.44		GW Pharmaceuticals Approved Share Option Scheme 2001.
10.45		GW Pharmaceuticals Unapproved Share Option Scheme 2001.
21.1		List of Subsidiaries.
23.1	(1)	Consent of Deloitte LLP.
23.2	(1)	Consent of Mayer Brown International LLP (included in Exhibit 5.1).
24.1	(1)	Powers of Attorney (included in the signature page to this Registration Statement).

†
Confidential treatment to be requested.

(1)
To be filed in an amendment to this registration statement prior to effectiveness.

(2)
Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-            ), filed with the Securities and Exchange Commission with respect to ADSs representing ordinary shares.